As filed with the U.S. Securities and Exchange Commission on March 7, 2014.

Registration No. 333-193314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

1347 PROPERTY INSURANCE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	6331	46-1119100
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

9100 Bluebonnet Centre Blvd., Suite 502
Baton Rouge, LA 70809
(225) 361-8747

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Douglas N. Raucy
President and Chief Executive Officer
1347 Property Insurance Holdings, Inc.
9100 Bluebonnet Centre Blvd., Suite 502
Baton Rouge, LA 70809
(225) 361-8747

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Joel L. Rubinstein, Esq. Eric Orsic, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, New York 10173 Telephone: (212) 547-5400 Facsimile: (212) 547-5444	Anthony J. Marsico, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9362 Facsimile: (212) 805-9362

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 7, 2014

2,272,727 Shares
Common Stock

This is 1347 Property Insurance Holdings, Inc.’s initial public offering. We are selling 2,272,727 shares of our common stock. 1347 Property Insurance Holdings, Inc. is currently a wholly-owned subsidiary of Kingsway Financial Services Inc.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price per share of our shares of common stock will be between $10.00 and $12.00 per share. We have applied to list our common stock on The NASDAQ Capital Market under the symbol “PIH”. No assurance can be given that our application will be approved.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, and therefore will be subject to reduced reporting requirements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Offering proceeds to us, before expenses	$	$
(1)	Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to Aegis Capital Corp, the representative of the underwriters. See “Underwriting” beginning on page 80 of this prospectus for a description of compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to 340,909 additional shares of our common stock solely to cover over-allotments, if any.

The underwriters expect to deliver our shares to purchasers in the offering on or about            , 2014.

Sole Book-Running Manager
Aegis Capital Corp
Co-Manager
EarlyBirdCapital, Inc.

           , 2014

Through and including            , 2014 (the 25th day after the commencement of our initial public offering), all dealers effecting transactions in these securities, whether or not participating in our initial public offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Unless otherwise indicated, statements in this prospectus concerning our market and where we operate, including our general expectations and competitive position, business opportunity, and category size, growth, and share, are based on information from independent industry organizations and other third-party sources (including industry publications, surveys, and forecasts), government publications, data from our internal research, and management estimates. Management estimates are derived from the information and data referred to above, and are based on assumptions and calculations made by us based upon our interpretation of such information and data, and our knowledge of our industry and the categories in which we operate, which we believe to be reasonable. Furthermore, the information and data referred to above are imprecise. Projections, assumptions, expectations, and estimates regarding our industry and the markets in which we operate and our future performance are also necessarily subject to risk.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 10. References herein to “we,” “us,” “our,” or the “company” refer to 1347 Property Insurance Holdings, Inc. Unless otherwise expressly indicated or the context otherwise requires, the information in this prospectus assumes that the underwriters' overallotment option is not exercised.

Defined Terms

“1347 Advisors” means 1347 Advisors LLC, a Delaware limited liability company and wholly-owned subsidiary of KFSI.

“Citizens” means Louisiana Citizens Property Insurance Corporation, a state-created non-profit corporation which operates the residual market insurance programs designated as the Central Plan and the Fair Plan, which, through these plans, provides property insurance for Louisiana property owners who are unable to obtain insurance from private insurance companies.

“KFSI” means Kingsway Financial Services Inc., a corporation incorporated under the Business Corporations Act (Ontario). Prior to this Offering, KFSI was our ultimate parent company and indirect owner of all of our shares of common stock. Immediately following the closing of this Offering and the conversion of the Series A Convertible Preferred Shares as described herein, KFSI will continue to own approximately 28.2% of our outstanding common stock (or 25.7% if the underwriters exercise their over-allotment option in full).

“LDOI” means Louisiana Department of Insurance.

“Maison Insurance” means Maison Insurance Company, our wholly-owned subsidiary, a Louisiana insurance company that provides property and casualty insurance to individuals in Louisiana.

“Maison Managers” means Maison Managers Inc., our wholly-owned subsidiary, a Delaware corporation that is a management services company responsible for our marketing programs and other management services.

“Management Services Agreement” means the agreement by and between 1347 Advisors, and us, whereby 1347 Advisors will provide us with certain permanent services.

“Offering” means this initial public offering.

“Transition Services Agreement” means the agreement, which will be effective upon the completion of this Offering, by and between KFSI or an affiliate or subsidiary thereof and us, whereby KFSI or an affiliate or subsidiary will provide us with services on a transition basis.

Business Overview

We are a property and casualty insurance holding company incorporated in Delaware on October 2, 2012. In December 2012, we began providing property and casualty insurance to individuals in Louisiana through our wholly-owned subsidiary, Maison Insurance Company, or Maison Insurance. Our insurance offerings currently include homeowners’ insurance, manufactured home insurance and dwelling fire insurance. We believe the Louisiana property and casualty insurance market has historically been underserved due to the unique weather-related risks in the region. We provide our policyholders with a selection of insurance products at competitive rates, while pursuing profitability using our selective underwriting criteria.

We currently derive all of our business from insuring properties located in Louisiana. Our focus on the Louisiana market is due, in part, to our management’s expertise and specialized knowledge of Louisiana’s homeowner insurance industry trends and demographics. We believe that our local market knowledge provides us with a competitive advantage in terms of marketing, underwriting, claims servicing and policyholder service. We also believe that there currently is a unique growth opportunity for smaller insurance companies like us in Louisiana. National insurers have been reducing and continue to reduce their exposures to personal property insurance in Louisiana, creating an opportunity for us to increase our market share in the full peril protection market and with respect to wind/hail-only exposures. Specifically, in recent years, some insurers in Louisiana have begun to write policies excluding the coverage of wind/hail, creating an opportunity for us to fill the gap for customers who need that coverage. Historically, Louisiana Citizens Property Insurance Company, or Citizens, which was created by the state of Louisiana has been the only option for wind/hail policies. We continue to build relationships with national carriers, so that agents of those national carriers consider us, instead of Citizens, when placing wind/hail policies. In addition, Citizens itself has been affording state-approved insurance companies, like Maison Insurance, the opportunity to assume full peril protection and wind/hail-only policies written by Citizens.

We have an experienced management team led by Douglas N. Raucy, our President and Chief Executive Officer. Mr. Raucy has served in his current position since our founding in October 2012 and has more than 33 years of experience in the insurance industry. As a group, our executive officers have, on average, more than 35 years of experience in the property and casualty insurance industry, as well as long-standing relationships with agents and insurance regulators in Louisiana. Our management team intends to focus on underwriting and claims management, which we believe will enable us to achieve loss ratios that outperform industry averages.

We currently distribute our insurance policies through a network of more than 130 independent agents. These agents typically represent several insurance companies in order to provide various insurance product lines to their clients. We refer to policies we write through independent agents as voluntary policies.

As of December 31, 2013, we had total assets of $23.2 million and stockholders’ equity of $7.9 million. Our net loss was $0.7 million for the fiscal year ended December 31, 2013. As of December 31, 2013, we had approximately 11,500 policies in-force. Of the 11,500 policies in force, approximately 52% were obtained from take-out policies from Citizens and approximately 48% were voluntary policies obtained from our independent agents.

Our Corporate Structure

The chart below displays our corporate structure prior to the closing of this Offering:

Immediately following the closing of this Offering and the conversion of the Series A Convertible Preferred Shares as described herein, Kingsway Financial Services Inc., or KFSI, will continue to indirectly own approximately 28.2% of the shares of 1347 Property Insurance Holdings, Inc. (or 25.7% if the underwriters exercise their over-allotment option in full).

1347 Property Insurance Holdings, Inc. was incorporated under the name Maison Insurance Holdings Inc. to hold all of the capital stock of our two subsidiaries: Maison Insurance and Maison Managers Inc., or Maison Managers. As a holding company for these subsidiaries, we are subject to regulation by the LDOI. In the future, we intend to form another subsidiary that will be a non-U.S. domiciled reinsurance company.

Maison Insurance, our insurance subsidiary, is a Louisiana insurance company that provides property and casualty insurance in Louisiana. As an insurance company, Maison Insurance is subject to examination and comprehensive regulation by the LDOI.

Maison Managers serves as our management services subsidiary, known as a managing general agency. In its role as our management services subsidiary, Maison Managers is responsible for our marketing programs and other management services. It is this subsidiary that contracts with our independent agents for sales services and with our outsourced provider for policy administration services. As a managing general agency, Maison Managers is licensed by and subject to the regulatory oversight of the LDOI.

We intend to form a reinsurance subsidiary domiciled offshore to augment our current practice of placing reinsurance with unaffiliated reinsurers. If deemed appropriate by management, Maison Insurance may use this reinsurance subsidiary to meet certain of its reinsurance needs. In the event that Maison Insurance decides to purchase reinsurance from our reinsurance subsidiary, the reinsurance contracts entered into between these two subsidiaries will contain terms and rates that are substantially similar to the terms and rates found in the reinsurance contracts between Maison Insurance and other third party reinsurers. Any reinsurance contracts entered into between these two subsidiaries will be subject to review by the LDOI.

We believe that our holding company structure gives us flexibility to expand our operations and the products and services we offer in the event we choose to expand, although presently there are no definitive plans or arrangements to do so. We may diversify our business through existing or newly formed subsidiaries or acquisitions. We may issue additional shares of capital stock or obtain debt financing to fund such diversification.

Our Market

Historically, the Louisiana homeowners insurance market has been dominated by large national insurance companies, which began writing property and casualty insurance policies in Louisiana when rates were much lower than they are today. Following a period of unusual hurricane activity, it became apparent that the historical rates charged by these insurance companies were not adequate to cover the risks they assumed. Consequently, many insurers began to decrease the number of property and casualty insurance policies they wrote in Louisiana.

As these large national insurance companies decreased their property and casualty insurance policies in Louisiana, Louisiana property owners experienced increasing difficulty in procuring insurance policies from private insurance companies. This issue was alleviated in part by the creation in 2004 of Citizens, a Louisiana state-created non-profit corporation which operates the residual market insurance programs designated as the Coastal Plan (successor to the Louisiana Insurance Underwriting Plan) and the FAIR Plan (successor to the Louisiana Joint Reinsurance Plan), sometimes collectively referred to as “the plans.” As all insurers authorized to write, and engaged in writing, property insurance in the State of Louisiana shall participate in the Coastal Plan and FAIR Plan as a condition of their authority to transact insurance in Louisiana. Citizens, through these plans, provides property insurance for Louisiana property owners who are unable to obtain insurance from private insurance companies. Citizens is required by statute to charge rates at least 10% higher than the rest of the private insurance market, or higher than the highest rate charged by insurers actively writing a defined number of personal lines property policies in defined “non-competitive” parishes, which are primarily coastal parishes.

An insurance “take-out” program was implemented to reduce the number of properties insured by Citizens. Under this take-out program, state-approved insurance companies, such as Maison Insurance, have the opportunity to assume insurance policies written by Citizens. It has been Maison Insurance’s practice to date to participate in such take-out programs and plans to continue doing so from time to time in the future. While Citizens writes full peril protection policies in addition to wind and hail only policies, the policies that we have obtained through the Citizens take-out program cover losses arising only from wind and hail. These policyholders were not able to obtain such coverage from the marketplace prior to our take-out other than through Citizens. As of December 31, 2013, the company has in-force approximately 6,000 take-out policies from Citizens, of which approximately 3,500 were from the latest take-out which occurred on December 1, 2013, and approximately 2,500 remaining in-force as of December 31, 2013 were from the December 1, 2012 take-out. Opportunities for insurance companies to take-out Citizens policies have historically occurred annually on each December 1st.

We believe that the decrease in the number of Louisiana property and casualty insurance policies written by various large national insurance companies, coupled with the Citizens take-out program, has provided smaller, domestic insurance companies, such as Maison Insurance, with greater access to and a unique opportunity for growth in the Louisiana property and casualty insurance market. According to the LDOI, the market in Louisiana for homeowners’ insurance, manufactured homes insurance, and dwelling fire insurance (i.e., the insurance products offered by Maison Insurance) in Louisiana represents annual premiums of approximately $2.5 billion. Citizens currently writes approximately 8% of these policies and large national insurance companies account for approximately 76% of these policies.

Although the Louisiana property and casualty insurance market is particularly susceptible to risks due to hurricanes, the statistical likelihood of experiencing catastrophic hurricane-related losses is not as great as recent storm activity might suggest. Each year, forecasters predict the number of storms for the year and the number of storms likely to hit the United States. These forecasts refer to all manner of storms ranging from tropical storms to category 5 hurricanes. Moreover, these predictions do not attempt to anticipate the number of storms which will impact a particular state, such as Louisiana.

The Saffir/Simpson Hurricane Wind Scale classifies hurricanes into five categories according to intensity of sustained winds, central barometric pressure and storm surge. The scale is used primarily to measure the potential damage and flooding a hurricane will cause upon landfall. The U.S. National Hurricane Center classifies hurricanes of category 3 and above as “major hurricanes.” Tropical storms and the lowest two categories, category 1 and category 2 hurricanes, have wind speeds of less than 110 mph and do not present a significant risk of loss. According to the National Hurricane Center, category 1 storms do not cause significant damage to building structures, other than unanchored mobile homes. According to the same source, category 2 storms may cause damage to roofing material, poorly constructed doors and windows and mobile homes. Consequently, we believe only category 2 storms (for manufactured houses) and category 3 and above hurricanes present a significant risk of property damage to our insureds.

The National Weather Service — National Hurricane Center published the National Oceanic and Atmospheric Administration Technical Memorandum in August 2011, listing the 30 most costly mainland United States tropical cyclones from 1900 through 2010, nine of which impacted Louisiana.

Since 1969, there have been three landfalls of major hurricanes (category 3 or above) in Louisiana, with the last being Hurricane Katrina in 2005. According to the National Oceanic and Atomspheric Administration Technical Memorandum, the most intense hurricane (ranked by estimated central pressure at the time of landfall) which affected Louisiana was Hurricane Camille in 1969. With estimated winds of 185 miles per hour, Hurricane Camille directly hit the Mississippi coast and its effects were felt in Louisiana as well. The most recent hurricane to hit Louisiana was Isaac in 2011, a category 1 hurricane that directly hit New Orleans.

Competitive Strengths

Since we began operations in December of 2012, our growth has been due to our competitive strengths, which include:

•	our knowledge of insurance products;
•	our local market expertise;
•	our ability to attract independent agents;
•	our outsourced policy administration system;
•	our strategy to accept wind/hail-only policies through Citizens; and
•	our underwriting eligibility criteria and underwriting approach.

Our Strategies

Our primary goal is to continue to expand our property and casualty writings in Louisiana through:

•	Increasing our number of voluntary policies. In recent years, large national insurance companies have significantly reduced their writing of homeowners’ policies in Louisiana. We believe this trend presents an opportunity to acquire a number of homeowners’ policies from these national insurers. We will focus on expanding our relationship with our network of agents in an effort to secure new voluntary business from such agents.
•	Increasing our assumption of policies held by Citizens. Approximately 8% of Louisiana’s homeowners’ policies are currently written by Citizens. We intend to continue selecting and assuming existing insurance policies from the large pool of policies held by Citizens that meet our underwriting criteria.
•	Strategic acquisitions. We intend to explore growth opportunities through strategic acquisitions, although we are not currently involved in any active negotiations to execute this strategy.
•	Attracting and retaining high-quality agents. We intend to focus our marketing efforts on maintaining and improving our relationships with highly productive independent agents, as well as on attracting new high-quality agents in areas with a substantial potential for growth.
•	Reducing our ratio of expenses to net premiums earned and using technology to increase our operating efficiency. We are committed to improving our profitability by reducing expenses through enhanced technologies and by increasing the number of policies we write through the strategic deployment of our capital.
•	Evaluating appropriate levels of reinsurance and potentially utilizing a reinsurance subsidiary. We will continue evaluating the appropriate amount of reinsurance that we believe will limit our loss exposure on individual property and casualty risks in the most cost-effective manner. We are also considering the formation of a new offshore reinsurance subsidiary through which we can meet certain of our insurance subsidiary’s reinsurance needs.

In addition to the goals and strategies described above, in the future we may diversify our business by offering additional insurance products while maintaining our selective underwriting standards. We may also expand our business outside the State of Louisiana through organic growth or through strategic acquisitions. We are currently assessing strategic opportunities with regard to product line diversification and geographic expansion outside Louisiana.

Risks Associated With Our Business

In evaluating our business, the following items should be taken into consideration:

•	We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development.
•	In the Louisiana property and casualty insurance market, we compete with large, well-established insurance companies, as well as other specialty insurers. Most of these competitors possess greater financial resources, larger agency networks and greater name recognition than we do.
•	We write insurance policies that cover homeowners, manufactured homes and dwelling fire for losses that result from, among other things, catastrophes. We are, therefore, subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and financial condition. Catastrophes can be caused by various events, including hurricanes, windstorms, hailstorms, explosions, power outages, fires and man-made events.
•	The insurance industry is highly regulated and supervised. Our insurance subsidiary is subject to the supervision and regulation of the State of Louisiana. Louisiana’s regulations relate to, among other things: approval of policy forms and premium rates; licensing of insurers and their products; restrictions on the nature, quality and concentration of investments; restrictions on the ability of our insurance subsidiary to pay dividends to us; restrictions on transactions between insurance company subsidiaries and their affiliates; and standards of solvency, including risk-based capital measurements.
•	We lack geographic diversification of our policyholders, who are concentrated in Louisiana.
•	A majority of our in-force policies were acquired through the Citizens take-out program and all of such assumed policies cover losses arising only from wind and hail, which creates large concentration of our business in wind and hail only coverage and limits our ability to implement our restrictive underwriting guidelines.

For a detailed discussion on risk factors associated with our business, see “Risk Factors — Risks Relating to Our Company.”

Investment Prior to the Offering

On January  23, 2014, Fund Management Group LLC (“FMG”), an entity of which our Chairman of the board, Gordon G. Pratt, is Managing Member and controlling equity holder, invested $2 million in the company in exchange for 80,000 Series A Convertible Preferred Shares (the “Preferred Shares”) of the company pursuant to the terms and conditions of the Series A Convertible Preferred Shares Purchase Agreement between FMG and the company (the “Preferred Shares Purchase Agreement”), which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the company. The Preferred Shares will not pay any dividends. When converted, the Preferred Shares will convert into i) 227,272 shares of common stock of the company, which is equal to $2 million of our common stock at 80% of the offering price per share of our common stock issued in this Offering (which we have assumed to be $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus), subject to certain adjustments, and ii) one warrant per share of common stock issued as a result of the conversion. The conversion into shares of our common stock and warrants will be deemed to have occured immediately prior to closing of this Offering. Each warrant will entitle the holder to purchase one share of our common stock at a price equal to 120% of the offering price per share of our common stock issued in this Offering, subject to certain adjustments under a warrant agreement (the “Warrant Agreement”) to be entered into upon issuance of such warrants between FMG and the company in substantially the form attached as an exhibit to the Preferred Shares Purchase Agreement. The warrants will have an expiry date of 5 years from the date of issuance and will be immediately exercisable after issuance in accordance with the exercise procedure under the Warrant Agreement. The warrants will be redeemable by us at a price of $0.01 per warrant during any period in which the closing price of our shares of common stock is at or above 175% of the price of shares of our common stock issued in this Offering for 20 consecutive trading days. The warrant holder will be entitled to a 30 day notice prior to the date of such redemption. If the Offering is not completed within one year from the date of issuance, we will redeem the Preferred Shares at a value equal to original investment plus a 12% premium. The common stock issuable to FMG upon conversion of the Preferred Shares will have piggyback registration rights for future registrations of the company’s common stock under the Securities Act (other than certain excluded registrations) and, upon the two-year anniversary of the Offering, FMG will also have a one-time demand registration right for such common stock, subject to certain restrictions. If all the Preferred Shares are converted and all the warrants are exercised immediately after the Offering, FMG will own approximately 12.0% (or 11.0% if the underwriters exercise their over-allotment in full) of our outstanding common stock immediately after the Offering. We used the proceeds from this investment to settle intercompany payables to our immediate parent, Kingsway America Inc. This intercompany payable amount originates from payments made by Kingsway America Inc. on our behalf to various third-party vendors and also includes approximately $68,000 related to accounting services provided by Kingsway America Inc. to us. For a complete description of the terms of this investment and the rights and preferences of the Preferred Shares (and the common stock and warrants underlying such Preferred Shares), please refer to the Preferred Shares Purchase Agreement, the Warrant Agreement and the Certificate of Designation of Preferred Shares filed as exhibits to the Registration Statement of which this prospectus forms a part.

Corporate Information and Relationship with Kingsway Financial Services Inc.

Our business began in February 2012 as part of KFSI when we began conducting market due diligence, establishing the infrastructure and seeking to obtain the necessary regulatory approvals to be able to assume and write homeowners' insurance policies focusing on catastrophes in the gulf states of the United States. On October 2, 2012, KFSI formed our company under the laws of the State of Delaware as a wholly-owned subsidiary, and contributed this business to us. Our principal executive offices are located at 9100 Bluebonnet Centre Blvd., Suite 502, Baton Rouge, LA 70809. Our telephone number is (225) 361-8747. Our website is located at www.maisonins.com. The information on our website is not part of this prospectus. Prior to the closing of this Offering, we remained a wholly-owned subsidiary of KFSI, which has contributed approximately $9 million in capital to us.

Immediately following the closing of this Offering and the conversion of the Preferred Shares as described herein, KFSI will own approximately 28.2% of our outstanding common stock, or 25.7% if the underwriters exercise their over-allotment in full. However, KFSI will have no responsibility to fund our operations.

Two of our directors, Larry G. Swets, Jr. and Hassan R. Baqar, are currently executive officers of KFSI. Mr. Swets is the Chief Executive Officer of KFSI and Mr. Baqar is a Vice President of KFSI.

Emerging Growth Company

We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (ii) delayed application of newly adopted or revised accounting standards, (iii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iv) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. Following this Offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under the registration statement of which this prospectus forms a part, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The Offering

Securities offered
2,272,727 shares of common stock
Shares of common stock to be outstanding after the Offering assuming the sale of all shares covered by this prospectus
3,548,047 shares of common stock
Shares of common stock to be held by KFSI immediately after this Offering
1,000,000 shares of common stock
Over-allotment option
The underwriters may exercise their option to acquire up to an additional 15% of the total number of shares of common stock to be offered in the Offering within 45 days of the closing of the Offering, solely for the purpose of covering over-allotments.
Use of proceeds
We estimate we will receive approximately $22.3 million (or approximately $25.8 million if the underwriters exercise their over-allotment option in full) in net proceeds from the sale of the shares of common stock in this Offering, based on a price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting underwriting discounts and commissions and estimated Offering expenses payable by us. We expect to use the net proceeds of this Offering as follows: approximately $5.0 million to provide further capital to our existing insurance underwriting subsidiary Maison Insurance, approximately $2.0 million for other general corporate purposes, including settlement of payables, spending for business development, sales and marketing, and working capital, and the remainder used for the formation of a new subsidiary, which will allow for the expansion of our insurance products in new markets. We may also use a portion of the net proceeds from this offering to pursue acquisitions, or to capitalize an offshore reinsurance subsidiary that we intend to form. See “Use of Proceeds” for more information.
Risk factors
The shares of common stock offered hereby involve a high degree of risk. See “Risk Factors” beginning on page 10.
Dividend policy
We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our shares of common stock.
Proposed NASDAQ trading symbol
“PIH”

In addition to the shares of common stock sold in this Offering, the number of shares of common stock that will be outstanding immediately after this Offering includes the following shares:

•	1,000,000 shares of common stock held by KFSI,
•	227,272 shares of common stock underlying the Preferred Shares, and

•	48,048 shares of common stock issued to Mr. Douglas Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock issued upon exercise of his stock option. See “Certain Relationships and Related Party Transactions — Investment by Management” for more information.

The number of shares of common stock that will be outstanding immediately after this Offering excludes the following shares:

•	113,636 shares of common stock issuable upon exercise of the Representative's warrants;
•	227,272 shares of common stock issuable upon exercise of the warrants underlying the Preferred Shares; and
•	an aggregate of 227,272 additional shares of common stock that will be available for future awards under our equity incentive plan.

Unless otherwise expressly indicated or the context otherwise requires, the information in this prospectus assumes that the underwriters' overallotment option is not exercised.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus. Any of the risks described below could materially harm our business, financial condition, results of operations and prospects. As a result, the trading price of our common stock could decline, and you may lose part or all of your investment. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Relating To Our Company

We have not generated a profit over a fiscal year to date and we may never achieve or sustain such profitability.

Since our formation in October 2012, we have not recorded a profit in either of fiscal years 2012 or 2013. While we did generate a profit in each of the two most recent quarterly periods, there can be no assurance that such profitability will continue. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with potential future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We have a limited operating history and it is difficult to predict our future growth and operating results.

Our business began in February 2012 as part of KFSI when we began conducting market due diligence, establishing the infrastructure and seeking to obtain the necessary regulatory approvals to be able to assume and write homeowners' insurance policies focusing on catastrophes in the gulf states of the United States. In October 2012, KFSI formed our company as a wholly-owned subsidiary, and transferred this business to us. We assumed our first insurance policies from Citizens in December 2012. Due to our limited operating history, our ability to execute our business strategy is uncertain and our operations and prospects are subject to all risks inherent in a developing business enterprise. Our limited operating history also makes it difficult to evaluate our long-term commercial viability. More specifically, our ability to execute our business strategy must be evaluated in light of the problems, expenses and difficulties frequently encountered by new businesses in general as well as by property and casualty insurance companies doing business only in one state and offering primarily homeowners insurance policies in particular.

We may not have future opportunities to participate in Citizens take-out programs.

We were able to obtain policies from the annual Citizens take-out process in 2012 and 2013, from which we have approximately 6,000 policies in-force as of December 31, 2013. Additionally, we have obtained approximately 5,500 policies from our independent agents as of December 31, 2013. As of December 31, 2013, approximately 52% of our in-force policies were obtained from the Citizens take-out programs in December 2012 and 2013, collectively. While the company plans on continued annual participation in this Citizens take-out program the marketplace environment may change in future years and we may not be able to obtain the quantity or quality of policies currently obtained. Additionally, competitors could change their risk profile characteristics, and write these risks directly, which would cause us to lose these policies. The loss of these policies could impact our ability to absorb fixed expenses with lower volumes in the future.

A majority of our in-force policies were acquired through the Citizens take-out program and all of such assumed policies cover losses arising only from wind and hail, which creates large concentration of our business in wind and hail only coverage and limits our ability to implement our restrictive underwriting guidelines.

While Citizens writes full peril protection policies in addition to wind and hail only policies, the policies that we have obtained through the Citizens take-out program cover losses arising only from wind and hail and these policyholders prior to our take-out were not able to obtain such coverage from the marketplace other than through Citizens. This creates a large concentration of our business in wind and hail only coverage that other insurance companies have declined to insure, which may expose us to greater risk from catastrophic events. As of December 31, 2013 wind and hail only policies represent approximately 52% of our total policies. Our voluntary independent agency program includes various restrictive underwriting strategies. We are unable to implement these restrictive underwriting strategies to the wind and hail only policies that are taken-out from Citizens. Upon renewal of these policies, however, we analyze replacement cost scenarios to ensure appropriate amount of coverage is in effect. Our results may be negatively impacted by these limitations.

We have a risk posed by the lack of geographic diversification and concentration of policyholders in Louisiana.

Louisiana is a relatively small state with approximately 400 miles of exposed coastline to the Gulf of Mexico based on data from the U.S. Department of Commerce. According to the Coastal Protection and Restoration Authority of Louisiana, over 2 million residents — approximately 47% of the state’s population based on 2009 U.S. Census estimates — live in Louisiana’s coastal parishes. If we are not able to expand to other states or increase distribution within Louisiana, we may risk higher reinsurance costs and greater loss experience with storm activity occurring in Louisiana. Our current policies are concentrated in certain parishes within Louisiana as follows: approximately 25.1% in Jefferson Parish, approximately 10.9% in Saint Tammany Parish, approximately 9.6% in Orleans Parish and approximately 6.9% in Terrebonne Parish. No other single parish has over approximately 4.6% of our policies.

We have exposure to unpredictable catastrophes, which may have a material adverse effect on our financial results if they occur.

We offer full peril protection and wind/hail-only insurance policies that cover homeowners and owners of manufactured homes, as well as dwelling fire policies for owners of property rented to others, for losses that result from, among other things, catastrophes. We are therefore subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and/or financial condition. Catastrophes can be caused by various events, including hurricanes, tropical storms, tornadoes, windstorms, earthquakes, hailstorms, explosions, power outages, fires and by man-made events, such as terrorist attacks. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in Louisiana, which is especially subject to adverse weather conditions such as hurricanes and tropical storms. Insurance companies are not permitted to reserve for catastrophes until such an event takes place. Therefore, although we actively manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance protection and may have a material adverse impact on our results of operations and/or financial condition.

Our results may fluctuate based on many factors, including cyclical changes in the insurance industry.

The insurance business has historically been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable underwriting profits. An increase in premium levels is often offset over time by an increasing supply of insurance capacity in the form of capital provided by new entrants and existing insurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates, less favorable policy terms and fewer opportunities to underwrite insurance risks and any of these factors could have a material adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly. These factors may cause the price of our common stock to be volatile.

We cannot predict whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we are not able to write insurance at appropriate rates, our ability to transact business would be materially and adversely affected.

Increased competition could adversely impact our results and growth.

The property and casualty insurance industry is highly competitive. We compete not only with other stock companies but also with mutual companies, underwriting organizations and alternative risk sharing mechanisms. While our principal competitors cannot be easily classified, Maison Insurance Company considers it primary competing insurers to be: ASI Lloyds, Lighthouse Property Insurance Corporation, Imperial F&C Insurance Company, Americas Insurance Company, Access Home Insurance Company, and Centauri Specialty Insurance Company. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large national firms, smaller regional companies or companies that write insurance only in Louisiana. We compete for business not only on the basis of price, but also on the basis of financial strength, availability of coverage desired by customers, underwriting criteria and quality of service to our agents and insureds. We may have difficulty in continuing to compete successfully on any of these bases in the future.

In addition, industry developments could further increase competition in our industry, including:

•	an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business as a result of better pricing and/or terms;
•	the creation or expansion of programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets types of coverage;
•	changing practices caused by the Internet, which has led to greater competition in the insurance business;
•	changes in Louisiana’s regulatory climate; and
•	the passage of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to our insurance subsidiary.

These developments and others could make the property and casualty insurance marketplace more competitive. If competition limits our ability to write new business at adequate rates, our future results of operations would be adversely affected.

If our actual losses from insureds exceed our loss reserves, our financial results would be adversely affected.

We record liabilities, which are referred to as reserves, for specific claims incurred and reported as well as reserves for claims incurred but not reported. The estimates of losses for reported claims are established on a case-by-case basis. Such estimates are based on our particular experience with the type of risk involved and our knowledge of the circumstances surrounding each individual claim. Reserves for reported claims encapsulate our total estimate of the cost to settle the claims, including investigation and defense of the claim, and may be adjusted for differences between costs as originally estimated and the costs as re-estimated or incurred. Reserves for incurred but not reported claims are based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. We use a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. While management believes that amounts included in the consolidated financial statements for loss and loss adjustment expense reserves are adequate, there can be no assurance that future changes in loss development, favorable or unfavorable, will not occur. The estimates are periodically reviewed and any changes are reflected in current operations.

Our objective is to set reserves that represent management’s best estimate of the amount needed to at least equal the ultimate cost to investigate and settle claims. However, the process of establishing adequate reserves is inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. We regularly monitor and evaluate loss and loss adjustment expense reserves to verify reserve adequacy. Any adjustment to reserves is reflected in underwriting results for the accounting period in which the adjustment is made. Due to the uncertainties discussed above, the ultimate losses may vary materially from current loss reserves which could have a material adverse effect on our future financial condition, results of operations and cash flows.

As of December 31, 2013, our loss and loss adjustment expense reserves of $354,000 were comprised of incurred but not reported reserves of $300,000 and known case reserves of $54,000.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These changes may have a material adverse effect on our business by extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued and/or renewed, and this may have a material adverse effect on our financial position and results of operations.

The failure of third party adjusters to properly evaluate claims or the failure of our claims handling administrator to pay claims fairly could adversely affect our business, financial results and capital requirements.

We have outsourced our claim adjusting function to third party adjusters while Maison Managers functions as our claim administrator. We therefore rely on these third party adjusters to accurately evaluate claims that are made under our policies. Many factors affect the ability of Maison Managers and our third party adjuster firms to pay claims accurately, including the training and experience of their claims representatives, the culture of their respective claims organizations, the effectiveness of their management and their ability to develop or select and implement appropriate procedures and systems to support their claims functions. Maison Managers functions as our claims administrator and authorizes payment based on recommendations from third party adjusters; any failure on the part of the third party adjusters to recommend payment on claims fairly could lead to material litigation, undermine our reputation in the marketplace, impair our image and adversely affect our financial results.

If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer.

Our future growth may depend on our ability to expand the number of insurance policies we write, the kinds of insurance products we offer and the geographic markets in which we do business, all balanced by the business risks we choose to assume and cede. Our existing sources of funds include possible sales of our securities and our earnings from operations and investments. Unexpected catastrophic events in our market areas, such as the hurricanes experienced in Louisiana in recent years, may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims, unless we are able to raise additional capital.

Our financial results may be negatively affected by the fact that a portion of our income is generated by the investment of our company’s capital and surplus, premiums and loss reserves in money market funds and other investment vehicles.

A portion of our expected income is likely to be generated by the investment of our cash reserves in money market funds and other investment vehicles. The amount of income generated in this manner is a function of our investment policy, available investment opportunities, and the amount of invested assets. If we experience larger than expected losses, our invested assets may need to be liquidated in order to meet the operating cash needs for paying current claims, which may result in lower investment income. Currently, all of our capital is invested in money market funds or held in bank accounts. After the closing of the Offering, and periodically thereafter, we will review our investment policy in light of our then-current circumstances and available investment opportunities. Fluctuating interest rates and other economic factors make it impossible to accurately estimate the amount of investment income that will actually be realized. We may realize losses on our investments, which may have a material adverse impact on our results of operations and/or financial condition.

We may experience financial exposure from climate change.

Our financial exposure from climate change is most notably associated with losses in connection with increasing occurrences of hurricanes striking Louisiana. We attempt to mitigate the risk of financial exposure from climate change through restrictive underwriting criteria, sensitivity to geographic concentrations and reinsurance. Restrictive underwriting criteria can include, but are not limited to, higher premiums and deductibles and excluded policy risks, such as fences and screened-in enclosures. Our maximum reinsurance coverage amount is determined by subjecting our homeowner exposures to statistical forecasting models that are designed to quantify a catastrophic event in terms of the frequency of a storm occurring once in every 100 years. 100 years is used as a measure of the relative size of a storm as compared to a storm expected to occur once every 250 years, which would be larger, or conversely, a storm expected to occur once every 50 years, which would be smaller. We assess appropriateness of the level of reinsurance we purchase by giving consideration to our own risk appetite, the opinions of independent rating agencies and the LDOI requirements. Our amount of losses retained (referred to as our deductible) in connection with a catastrophic event is determined by market capacity, pricing conditions and surplus preservation.

Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, and the escalation of loss severity, may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiary.

Loss severity in the property and casualty insurance industry has continued to increase in recent years, principally driven by larger court judgments. In addition, many legal actions and proceedings have been brought on behalf of classes of complainants, which can further increase the size of judgments. The propensity of policyholders and third party claimants to litigate, the willingness of courts to expand causes of loss and the size of awards may render the loss reserves of our insurance subsidiary inadequate for current and future losses, which could have a material adverse effect on our financial position, results of operation and cash flows.

Our ability to compete in the property and casualty insurance industry and our ability to expand our business may be negatively affected by the fact that we do not have a rating from A.M. Best.

We are not rated by A.M. Best, although we currently have a Financial Stability Rating (FSR) of ‘A’ Exceptional from Demotech, Inc. We have never been reviewed by A.M. Best and do not intend to seek a rating from A.M. Best. Unlike Demotech, A.M. Best tends to penalize companies that are highly leveraged, i.e. that utilize reinsurance to support premium writings. We do not plan to give up revenues or efficiency of size as a means to qualify for an acceptable A.M. Best rating. While our Demotech rating has proved satisfactory to date in attracting an acceptable amount of business from independent agents, some independent agents are reluctant to do business with a company that is not rated by A.M. Best. As a result, not having an A.M. Best rating may prevent us from expanding our business into certain independent agencies or limit our access to credit from certain financial institutions, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies.

We face a risk of non-availability of reinsurance, which may have a material adverse effect on our ability to write business and our results of operations and financial condition.

We use, and we expect to continue to use, reinsurance to help manage our exposure to catastrophic losses due to various events, including hurricanes, windstorms, hailstorms, explosions, power outages, fires and man-made events. The availability and cost of reinsurance are each subject to prevailing market conditions beyond our control which can affect business volume and profitability. We may be unable to maintain our current reinsurance coverage, to obtain additional reinsurance coverage in the event our current reinsurance coverage is exhausted by a catastrophic event, or to obtain other reinsurance coverage in adequate amounts or at acceptable rates. Similar risks exist whether we are seeking to replace coverage terminated during the applicable coverage period or to renew or replace coverage upon its expiration. We can provide no assurance that we can obtain sufficient reinsurance to cover losses resulting from one or more storms in the future, or that we can obtain such reinsurance in a timely or cost-effective manner. If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net exposure to risk would increase or, if we are unwilling to accept an increase in net risk exposures, we would have to reduce the amount of risk we underwrite. Either increasing our net exposure to risk or reducing the amount of risk we underwrite may cause a material adverse effect on our results of operations and our financial condition.

Of the $16.0 million of premiums Maison Insurance has written for the fiscal year ended December 31, 2013, Maison Insurance has ceded $3.2 million, or 20.2%, of such premiums to its reinsurers. Such reinsurance cessions meet the present needs and expectations of Maison Insurance for its reinsurance program.

We face a risk of non-collectability of reinsurance, which may have a material adverse effect on our business, results of operations and/or financial condition.

Although reinsurers are liable to us to the extent of the reinsurance coverage we purchase, we remain primarily liable as the direct insurer on all risks that we reinsure. Therefore, our reinsurance agreements do not eliminate our obligation to pay claims. As a result, we are subject to risk with respect to our ability to recover amounts due from reinsurers. The risk could arise in two situations: (a) our reinsurers may dispute some of our reinsurance claims based on contract terms, and we may ultimately receive partial or no payment, or (b) the amount of losses that reinsurers incur related to worldwide catastrophes may materially harm the financial condition of our reinsurers and cause them to default on their obligations. While we will attempt to manage these risks through underwriting guidelines, collateral requirements, financial strength ratings, credit reviews and other oversight mechanisms, our efforts may not be successful. Further, while we on occasion require collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions, certain balances are not collateralized because it has not always been standard business practice to require security for balances due. As a result, our exposure to credit risk may have a material adverse effect on our results of operations, financial condition and cash flow.

Significant reinsurers of the company, along with the cession percentages, are as follows: Hannover Rueckversicherung AG 54.2%, Lloyds of London Syndicates 31.0%, Odyssey Reinsurance Company 5.9%, Renaissance Reinsurance Ltd. 4.1%, DaVinci Reinsurance Ltd. 2.7% and Everest Reinsurance Company 2.0%. Each of these reinsurers has an S&P rating of at least an A-.

We use actuarially driven catastrophe models to provide us with risk management guidelines.

As is common practice within the insurance industry, we run our exposures in an actuarially driven model that uses past storm data to predict future loss of certain events reoccurring based upon the location and other data of our insured properties. These models, which are provided by independent third parties can produce wide ranging results within Louisiana. While we use these models along with the advice of our reinsurance intermediary to select the amount and type of reinsurance to mitigate the loss of capital from catastrophic wind events, these models are not verified and there are risks that the amount of reinsurance purchased will be insufficient to cover the ultimate catastrophic wind event and that the probability of a catastrophic event occurring, may be larger.

The failure of the risk mitigation strategies we utilize could have a material adverse effect on our financial condition or results of operations.

We utilize a number of strategies to mitigate our risk exposure including:

•	utilizing restrictive underwriting criteria;
•	carefully evaluating and monitoring terms and conditions of our policies;
•	focusing on our risk aggregations by geographic zones; and
•	ceding insurance risk to reinsurance companies.

However, there are inherent limitations in all of these tactics. No assurance can be given that an event or series of events will not result in loss levels which could have a material adverse effect on our financial condition or results of operations.

Our strategy to expand into other states may not succeed

Our strategy for growth includes potentially entering into new states. This strategy could divert management’s attention. We cannot predict whether we will be able to enter new states or whether applicable state regulators will grant Maison Insurance a license to do business in such states. We cannot know if we will realize the anticipated benefits of operating in new states or if there will be substantial unanticipated costs associated with such expansion. Any of these factors could adversely affect our financial position and results of operations.

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as limitations or exclusions from coverage which have been negotiated to limit our risks, may not be enforceable in the manner we intend. At the present time, we employ a variety of endorsements to our policies that limit exposure to known risks, including but not limited to exclusions relating to homes in close proximity to the coast line. In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us or to our claims handling administrator and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or that legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would increase our loss experience, which could have a material adverse effect on our financial condition or results of operations.

Maison Insurance is subject to an independent third party rating agency and must maintain certain rating levels to continue to write much of its current and future policies.

In the event that Maison Insurance fails to maintain an “A” rating given by a rating agency acceptable to both our insurance agents and our insureds’ home lenders, it will be unable to continue to write much of its current and future insurance policies. Principally, among several factors, Maison Insurance must maintain certain minimum capital and surplus. The loss of such an acceptable rating may lead to a significant decline in our premium volume and adversely affect the results of our operations. Demotech, Inc. affirmed our Financial Stability Rating of “A” on November 11, 2013. This “Exceptional” rating continues as long as we maintain a minimum amount of capital and surplus of $7.5 million, and continue to satisfy additional requirements, which include submitting quarterly statutory financial statements within 45 days and annual statutory financial statements within 60 days of the period end.

If we fail to establish and maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and attestations of the effectiveness of internal controls by independent auditors. We would be required to perform the annual review and evaluation of our internal controls no later than for the fiscal year ending December 31, 2015. We initially expect to qualify as an emerging growth company, and thus, we would be exempt from the auditors’ attestation requirement until such time as we no longer qualify as an emerging growth company. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements of the Nasdaq Capital Market, or NASDAQ, among other items. Establishing these internal controls will be costly and may divert management’s attention.

Evaluation by us of our internal controls over financial reporting may identify material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the U.S. Securities and Exchange Commission, or SEC, or violations of NASDAQ listing rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This may have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

While we currently qualify as an “emerging growth company” under the JOBS Act, we cannot be certain if we take advantage of the reduced disclosure requirements applicable to emerging growth companies that we will not make our common stock less attractive to investors. Once we lose emerging growth company status, the costs and demands placed upon our management are expected to increase.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. As long as we qualify as an emerging growth company, we would be permitted, and we intend to, omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act, as described above. We also intend to take advantage of the exemption provided under the JOBS Act from the requirements to submit say-on-pay, say-on-frequency and say-on-golden parachute votes to our stockholders and we will avail ourselves of reduced executive compensation disclosure that is already available to smaller reporting companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of these benefits until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Following this Offering, we will continue to be an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which we had total annual gross revenues of at least $1 billion (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under the registration statement of which this prospectus forms a part, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer,” as defined under the Exchange Act.

Until such time that we lose “emerging growth company” status, it is unclear if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and could cause our stock price to decline. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements.

Our information technology systems may fail or suffer a loss of security which may have a material adverse effect on our business.

Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for our underwriting business, as well as to handle our policy administration processes (such as the printing and mailing of our policies, endorsements, renewal notices, etc.). The failure of these systems could interrupt our operations. This could result in a material adverse effect on our business results.

The development and expansion of our business is dependent upon the successful development and implementation of advanced computer and data processing systems. The failure of these systems to function as planned could slow our growth and adversely affect our future business volume and results of operations.

We believe that our independent agents will play a key role in our efforts to increase the number of voluntary policies written by our insurance subsidiary. We utilize various policy administration, rating, and issuance systems. Internet disruptions or system failures of our current policy administration, policy rating and policy issuance system could affect our future business volume and results of operations. In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. It is critical that these facilities and infrastructure remain secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or other disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.

Any failure on the part of our third-party policy administration processor could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results.

We outsource our policy administration process to WaterStreet Company, an unaffiliated, independent third party service provider. Any failure on the part of such third party to properly handle our policy administration process could lead to material litigation, undermine our reputation in the marketplace, impair our image and negatively affect our financial results.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and NASDAQ rules, including those promulgated in response to the Sarbanes-Oxley Act. The requirements of these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our organization and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We expect to incur significant additional annual expenses related to these steps associated with, among other things, director fees, reporting requirements, transfer agent fees, additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We also expect that the new rules and regulations to which we will be subject as a result of being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage for such directors and officers. Any of these factors could make it more difficult for us to attract and retain qualified members of our board of directors. Finally, we expect to incur additional costs once we lose “emerging growth company status.” We estimate incurring approximately $1.2 million of additional annual operating costs as a result of being a publicly traded company.

We have no operating history as a publicly-traded company, and our inexperience may have a material adverse effect on us and our stockholders.

While KFSI, our ultimate parent company until the completion of this Offering, has been a public company, we have no operating history as a publicly-traded company. Our board of directors and senior management team will have overall responsibility for our management and not all of our directors and members of our senior management team have prior experience in operating a public company. As a publicly-traded company, we will be required to develop and implement substantial control systems, policies and procedures in order to satisfy our periodic Securities and Exchange Commission reporting and NASDAQ obligations. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status may have a material adverse effect on us and our stockholders.

We may require additional capital in the future which may not be available or may only be available on unfavorable terms.

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financings or curtail our projected growth. Based on our current operating plan, we believe our current capital together with our anticipated retained earnings will support our operations without the need to raise additional capital. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other developments. If we had to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of existing stockholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Our acquisition strategy may not succeed.

Our strategy for growth includes acquisition transactions. This strategy could divert management’s attention, or, if implemented, create difficulties including the integration of operations and the retention of employees, and the contingent and latent risks associated with our transaction partner. The risks associated with the acquisition of a smaller insurance company include:

•	inadequacy of reserves for losses and loss expenses;
•	quality of their data and underwriting processes;
•	the need to supplement management with additional experienced personnel;
•	conditions imposed by regulatory agencies that make the realization of cost-savings through integration of operations more difficult;
•	the requirement for regulatory approval for certain acquisitions;
•	a need for additional capital that was not anticipated at the time of the acquisition; and
•	the use of a substantial amount of our management’s time.

We cannot predict whether we will be able to identify and complete a future transaction on terms favorable to us. We cannot know if we will realize the anticipated benefits of a completed transaction or if there will be substantial unanticipated costs associated with the transaction. In addition, a future transaction may result in tax consequences at either or both the stockholder and company level, potentially dilutive issuances of our securities, the incurrence of additional debt and the recognition of potential impairment of goodwill and other intangible assets. Each of these factors could adversely affect our financial position and results of operations.

The development and implementation of new technologies will require an additional investment of our capital resources in the future.

Frequent technological changes, new products and services and evolving industry standards all influence the insurance business. The Internet, for example, is increasingly used to transmit benefits and related information to clients and to facilitate business-to-business information exchange and transactions. We believe that the development and implementation of new technologies will require additional investment of our capital resources in the future. We have not determined, however, the amount of resources and the time that this development and implementation may require, which may result in short-term, unexpected interruptions to our business, or may result in a competitive disadvantage in price and/or efficiency, as we endeavor to develop or implement new technologies.

We rely on independent agents to write our insurance policies, and if we are not able to attract and retain independent agents, our revenues would be negatively affected.

While we currently obtain many of our policies through the assumption of policies from Citizens, we still require the cooperation and consent of our network of independent agents. We have contractual relationships with more than 130 independent agents. In the future, we may rely on these independent agents to be the primary source for our property insurance policies. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents’ business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage or higher commissions to their agents. If our products, pricing and commissions are not competitive, we may find it difficult to attract business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell would adversely affect our revenues.

Our success depends on our ability to accurately price the risks we underwrite.

The results of our operations and the financial condition of our insurance subsidiary depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. In order to price our products accurately, we must collect and properly analyze a substantial amount of data, develop, test and apply appropriate rating formulas, closely monitor and timely recognize changes in trends and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and thereby price our products accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze such data;
•	uncertainties that inherently characterize estimates and assumptions;
•	our selection and application of appropriate rating and pricing techniques;
•	changes in legal standards, claim settlement practices and restoration costs; and
•	legislatively imposed consumer initiatives.

Because we have assumed the substantial majority of our current policies from Citizens, our rates are based, to a certain extent, on the rates charged by Citizens. In determining the rates we charge in connection with the policies we assumed from Citizens, our rates must be equal to or less than the rates charged by Citizens. If Citizens reduces its rates, we must reduce our rates to keep them equivalent to or less than Citizens’ rates; however, if Citizens increases its rates, we may not automatically increase our rates. Additionally, absent certain circumstances, we must continue to provide coverage to the policyholders that we assume from Citizens if we have underwritten the same policyholder for a period of three consecutive years. If we underprice our risks, it may negatively affect our profit margins and if we overprice risks, it could reduce our customer retention, sales volume and competitiveness. Either event may have a material adverse effect on the profitability of our insurance subsidiary.

Current operating resources are necessary to develop future new insurance products.

We currently intend to expand our product offerings by underwriting additional insurance products and programs, and marketing them through our distribution network. Expansion of our product offerings will result in increases in expenses due to additional costs incurred in actuarial rate justifications, software and personnel. Offering additional insurance products may also require regulatory approval, further increasing our costs and potentially affecting the speed with which we will be able to pursue new market opportunities. There can be no assurance that we will be successful bringing new insurance products to our marketplace.

As an insurance holding company, we are currently subject to regulation by the State of Louisiana and in the future may become subject to regulation by certain other states or a federal regulator.

All states regulate insurance holding company systems. State statutes and administrative rules generally require each insurance company in the holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system which may materially affect the operations, management or financial condition of the insurers within the group. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends, and consolidated tax allocation agreements. Insurance holding company regulations generally provide that transactions between an insurance company and its affiliates must be fair and equitable, allocated between the parties in accordance with customary accounting practices, and fully disclosed in the records of the respective parties. Many types of transactions between an insurance company and its affiliates, such as transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system, may be subject to prior notice to, or prior approval by, state regulatory authorities. If we are unable to provide the required materials or obtain the requisite prior approval for a specific transaction, we may be precluded from taking the actions, which could adversely affect our financial condition and results of operations.

Our insurance subsidiary currently operates only in Louisiana. In the future, our insurance subsidiary may become authorized to transact business in other states and therefore will become subject to the laws and regulatory requirements of those states. These regulations may vary from state to state, and certain states may have regulations which conflict with the regulations of other states. Currently, the federal government’s role in regulating or dictating the policies of insurance companies is limited. However, Congress, from time to time, considers proposals that would increase the role of the federal government in insurance regulation, either in addition to or in lieu of state regulation. The impact of any future federal insurance regulation on our insurance operations is unclear and may adversely impact our business or competitive position.

Our insurance subsidiary is subject to extensive regulation which may reduce our profitability or inhibit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may have a material adverse effect on our financial condition and results of operations.

The insurance industry is highly regulated and supervised. Maison Insurance, our insurance subsidiary, is subject to the supervision and regulation of the state in which it is domiciled (Louisiana) and the state(s) in which it does business (currently only Louisiana). Such supervision and regulation is primarily designed to protect policyholders rather than shareholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things:

•	the content and timing of required notices and other policyholder information;
•	the amount of premiums the insurer may write in relation to its surplus;
•	the amount and nature of reinsurance a company is required to purchase;
•	approval of insurance company acquisitions;
•	participation in guaranty funds and other statutorily-created markets or organizations;
•	business operations and claims practices;
•	approval of policy forms and premium rates;
•	standards of solvency, including risk-based capital measurements;
•	licensing of insurers and their products;
•	licensing of agents and managing general agents;
•	restrictions on the nature, quality and concentration of investments;
•	restrictions on the ability of our insurance company subsidiary to pay dividends to us;
•	restrictions on transactions between insurance company subsidiaries and their affiliates;
•	restrictions on the size of risks insurable under a single policy;
•	requiring deposits for the benefit of policyholders;
•	requiring certain methods of accounting;
•	periodic examinations of our operations and finances;
•	prescribing the form and content of records of financial condition required to be filed; and
•	requiring reserves as required by statutory accounting rules.

The LDOI and regulators in other jurisdictions where our insurance subsidiary may become licensed conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers’ business practices. These reviews may reveal deficiencies in our insurance operations or differences between our interpretations of regulatory requirements and those of the regulators. In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our business or otherwise penalize us. Any such outcome may have a material adverse effect on our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities may have a material adverse effect on our ability to operate our business.

Maison Insurance is subject to minimum capital and surplus requirements, and our failure to meet these requirements could subject us to regulatory action.

Maison Insurance is subject to risk-based capital standards and other minimum capital and surplus requirements imposed under the laws of Louisiana (or other states where we may eventually conduct business). The risk-based capital standards, based upon the Risk-Based Capital Model Act adopted by the National Association of Insurance Commissioners, or NAIC, require Maison Insurance to report its results of risk-based capital calculations to state departments of insurance and the NAIC. These risk-based capital standards provide for different levels of regulatory attention depending upon the ratio of an insurance company’s total adjusted capital, as calculated in accordance with NAIC guidelines, to its authorized control level risk-based capital. Authorized control level risk-based capital is the number determined by applying the NAIC’s risk-based capital formula, which measures the minimum amount of capital that an insurance company needs to support its overall business operations.

In addition, Maison Insurance is required to maintain certain minimum capital and surplus and to limit its written premiums to specified multiples of its capital and surplus. Maison Insurance could exceed these ratios if its volume increases faster than anticipated or if its surplus declines due to catastrophe, non-catastrophic losses, excessive underwriting or operational expenses.

Any failure by Maison Insurance to meet the applicable risk-based capital or minimum statutory capital requirements or the writings ratio limitations imposed by the laws of Louisiana (or other states where we may eventually conduct business) could subject it to further examination or corrective action imposed by state regulators, including limitations on our writing of additional business, state supervision or liquidation.

Any changes in existing risk-based capital requirements, minimum statutory capital requirements or applicable writings ratios may require us to increase our statutory capital levels, which we may be unable to do.

Our status as an insurance holding company could adversely affect our ability to meet our obligations.

As an insurance holding company, we are dependent on dividends and other permitted payments from Maison Insurance to service debt and for our operating capital. The ability of Maison Insurance to pay dividends to us is subject to certain restrictions imposed under Louisiana insurance law, which is the state of domicile for Maison Insurance, as well as pursuant to a consent agreement entered into with the Louisiana Department of Insurance as a condition of licensure.

We may be unable to attract and retain qualified employees.

We depend on our ability to attract and retain experienced underwriting talent and other skilled employees who are knowledgeable about our business. If the quality of our underwriters and other personnel decreases, we may be unable to maintain our current competitive position in the specialized markets in which we operate and be unable to expand our operations, which could adversely affect our results. Because we have relatively few employees, the loss of, or failure to attract, key personnel could also significantly impede the financial plans, growth, marketing and other objectives of Maison Insurance. Its success depends to a substantial extent on the ability and experience of its senior management. Maison Insurance believes that its future success will depend in large part on its ability to attract and retain additional skilled and qualified personnel and to expand, train and manage its employees. Maison Insurance may not be successful in doing so, because the competition for experienced personnel in the insurance industry is intense. Many of the companies with which we and Maison Insurance compete for experienced personnel have greater resources than we have. We cannot be certain of our ability to identify, hire and retain adequately qualified personnel. Maison Insurance does not have employment agreements with its key personnel. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, financial condition and results of operations, specifically, our Chief Executive Officer, Douglas Raucy.

Risks Relating to our Separation from KFSI

As long as KFSI has a substantial interest in us, your ability to influence matters requiring stockholder approval may be limited.

KFSI currently indirectly owns 100% of our issued and outstanding common stock. Immediately following the closing of this Offering and the conversion of the Preferred Shares as described herein, KFSI will continue to indirectly own approximately 28.2% (or 25.7% if the underwriters exercise their over-allotment option in full) of our issued and outstanding common stock. As long as KFSI holds a substantial portion of our outstanding common stock, other investors’ voting power may be limited. KFSI may have considerable influence over certain matters, including:

•	the composition of our board of directors and, through our board of directors, any determination with respect to our business plans and policies, including the appointment and removal of our officers;
•	any determinations with respect to acquisitions, mergers and other business combinations;
•	our acquisition or disposition of assets;
•	our financing activities;
•	the payment of dividends on our common stock; and
•	the number of shares of our common stock available for issuance under equity plans, if any.

KFSI’s voting power may discourage transactions involving a change of control, including transactions in which you as a holder of our common stock might otherwise receive a premium for your shares over the then-current market price. KFSI is not prohibited from selling its interest in us to a third party and may do so without your approval and without providing for a purchase of your common stock. Accordingly, your shares of our common stock may be worth less than they would be if KFSI did not have a controlling interest in us.

This voting power on matters relating to our business and operations could also limit the possibility of stockholders changing management in the event that stockholders did not agree with the conduct of officers and directors. Additionally, stockholders would potentially not be able to obtain the necessary stockholder vote to affect any change in the course of our business. This could further prevent the stockholders from removing any of our directors who they believe are not managing us with sufficient skill to make us profitable, which could cause investors to lose all or part of their investment.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from KFSI.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, access to capital markets, which will allow our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, and allow us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, by separating from KFSI, there is a risk that we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of KFSI. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent insurance holding company or such benefits may be delayed or may not occur at all. There can be no assurance that analysts and investors will place a greater value on us as a stand-alone insurance holding company than on our business as a part of KFSI.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, KFSI (or an affiliate or subsidiary thereof) and 1347 Advisors will be contractually obligated to provide to us only those services specified in the Transition Services Agreement and certain other permanent services provided under an “evergreen” Management Services Agreement, unless cancelled by mutual consent or as otherwise provided therein. The Transition Services Agreement, which will be effective upon the completion of this Offering, will provide for services to be provided for various time frames of limited length. We may be unable to replace the services or other benefits that KFSI previously provided to us that are not specified in the Transition Services Agreement and the other agreements in a timely manner or on comparable terms. Also, upon the expiration of the terms of the required services under the Transition Services Agreement and other agreements, such services will be provided internally or by unaffiliated third parties, and in some instances we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if KFSI (or an affiliate or subsidiary thereof) does not continue to perform effectively the transition services and the other services that are called for under the Transition Services Agreement and other agreements, we may not be able to operate our business effectively and our operating results could be adversely affected. Furthermore, after the expiration of the terms of the required services under Transition Services Agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

Prior to our separation, we have utilized the executive management team and administrative resources of KFSI. Some daily functions have been performed by KFSI, including those related to SEC filings, auditing and review by accountants of required financial statements, which will become our responsibility after the separation. In addition, there will be a time period during which such new personnel will have to learn the required systems for these functions. The lack of these relationships and resources may harm our operating results, financial condition and our ability to raise any required debt or equity funding.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate publicly traded company and may not be a reliable indicator of our future results.

The historical financial and pro forma financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been an independent publicly traded company during the periods presented or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

•	our historical and financial information reflects allocation for services historically provided to us by KFSI, which allocations may not reflect the costs we will incur for similar services in the future as an independent company; and
•	our historical and financial information does not reflect changes that we expect to incur in the future as a result of our separation from KFSI, including changes in the cost structure, personnel needs, financing and operations of the business as a result of the separation from KFSI and from reduced economies of scale.

Following the separation, we also will be responsible for the additional costs associated with being an independent public company, including costs related to corporate governance and listed and registered securities. We estimate incurring approximately $1.2 million of additional annual operating costs as a result of being a publicly traded company. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included in this prospectus.

We may have received better terms from unaffiliated third parties than the terms we received in our agreements with KFSI.

The agreements related to our separation from KFSI were negotiated in the context of our separation from KFSI while we were still part of KFSI and, accordingly, may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. We may have received better terms from third parties because third parties may have competed with each other to win our business. Some of our board members are also members of the KFSI board or senior management. See “Certain Relationships and Related Party Transactions.”

Any disputes that arise between us and KFSI with respect to our past and ongoing relationships could harm our business operations.

Disputes may arise between KFSI and us in a number of areas relating to our past and ongoing relationships, including:

•	employee retention and recruiting;
•	the nature, quality and pricing of transitional services KFSI has agreed to provide us; and
•	business opportunities that may be attractive to both KFSI and us.

We may not be able to satisfactorily resolve any potential conflicts, and any resolution may be less favorable than it would be if we were dealing with an unaffiliated third party.

Risks Related to this Offering

There is currently no established public trading market for our securities and your investment may be illiquid for an indefinite amount of time.

Prior to this Offering, there has been no public market for our securities. There can be no assurance that an active, public trading market will ever develop even if we are successful with this Offering. In addition, there can be no assurance that our securities will be accepted for listing or trading on NASDAQ. The initial public offering price of our common stock has been determined by negotiations between our company and the underwriters and may not be indicative of the market price for the securities after this Offering. The market price of the securities is subject to significant fluctuation in response to variations in quarterly and annual operating results, general trends in our company’s industry, actions taken by competitors, the overall performance of the stock market and other factors.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

Upon the closing of this Offering, we will have a total of 3,548,047 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and the conversion of the Preferred Shares as described herein. Of these shares, only the shares of common stock sold in this Offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction in the public market immediately following this Offering. Aegis Capital Corp however, may, in its sole discretion, permit our officers, directors and other stockholders who are subject to lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

We expect that the lock-up agreements pertaining to this Offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, up to an additional 1,251,296 shares of common stock held by our directors, executive officers, FMG and KFSI will be eligible for sale in the public market, and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, shares of common stock that are reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In addition, KFSI and FMG will each have the right, subject to certain conditions, to require us to file registration statements covering its shares or to include its shares in other registration statements that we may file. See “Certain Relationships and Related Party Transactions — Investment Prior to the Offering” and “— Registration Rights Agreement.” By exercising its registration rights or selling a large number of shares, either KFSI or FMG could cause the price of our common stock to decline.

This Offering may result in a dilution of your interests in our company.

Our Third Amended and Restated Certificate of Incorporation will authorize the issuance of 10,000,000 shares of stock, $0.001 par value, and 1,000,000 shares of preferred stock, $25.00 par value. After completion of this Offering, we will have a maximum of approximately 6,400,000 authorized but un-issued shares of common stock and 1,000,000 authorized but un-issued shares of preferred stock available for issuance to shareholders. Our board of directors, in a variety of circumstances, may, subject to applicable securities laws, decide to issue additional shares up to the amounts authorized in our Third Amended and Restated Certificate of Incorporation. Existing stockholders may experience a dilution of their investment.

The initial public offering price per share of common stock may be substantially higher than our pro forma net tangible book value per share immediately after this Offering. As a result, you may pay a price per share of common stock that substantially exceeds the book value of our assets after subtracting our liabilities. At the initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution in an amount of $1.61 (or $1.54 if the underwriters exercise their over-allotment option in full) per share of common stock. We have implemented an equity incentive plan that will allow us to issue stock options or other rights to acquire or receive payments in respect of common stock. For more information, see “Management — Equity Incentive Plan — Summary of Plan Terms — Shares Subject to the Incentive Plan.” The issuance or measurement prices attributable to these awards may be below the initial public offering price per share of our common stock. To the extent that these actions are taken, you would experience further dilution. See “Dilution.”

FMG, of which our Chairman of the board Gordon G. Pratt is Managing Member and controlling equity holder, has invested in Preferred Shares of the company prior to completion of the Offering.

On January 23, 2014, FMG, of which Gordon G. Pratt is Managing Member and controlling equity holder, invested $2 million in the company in exchange for 80,000 Preferred Shares of the company pursuant to the terms and conditions of the Preferred Shares Purchase Agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. We used the proceeds from this investment to settle certain inter-company payables to our parent Kingsway America Inc. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the company. The conversion of the Preferred Shares into shares of our common stock and the exercise of the warrants (granted upon such conversion) to purchase shares of our common stock, which can only take place after the closing of the Offering, will result in dilution to the holders of shares of our common stock at the time of conversion. For details of the terms of Preferred Shares issued to FMG see “Certain Relationships and Related Party Transactions —  Investment Prior to the Offering.”

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock for the foreseeable future; therefore, returns on your investment may only be realized by the appreciation in value of our securities.

We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We plan to retain any future earnings to finance future growth. Because of this, investors who purchase common stock may only realize a return on their investment if the value of our common stock appreciates. If we determine that we will pay dividends to the holders of our common stock, there is no assurance or guarantee that such dividends will be paid on a timely basis, if at all

In addition, the declaration and payment of dividends will be at the discretion of our board of directors and will be dependent upon our profits, financial requirements and other factors, including legal and regulatory restrictions on the payment of dividends, general business conditions and such other factors as our board of directors deems relevant.

Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

Future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities. Actual sales, or the prospect of sales by our present stockholders, may have a negative effect on the market price of our common stock.

If we are determined to be an investment company, we would become subject to burdensome regulatory requirements and our business activities would be restricted.

A company that does not actively trade in securities may nevertheless be an investment company as defined in the Investment Company Act of 1940, as amended, or the Investment Company Act, if it owns “investment securities” having a value exceeding 40% of the value of its total assets (excluding U.S. government securities and cash items). We do not believe that we will be an investment company pursuant to Rule 3a-1 under the Investment Company Act because we will “primarily control” and engage in business through Maison Insurance, which is not an investment company. After this offering, we expect that we will continue to structure our organizations and conduct our operations so that we will not be deemed an investment company under the Investment Company Act. A determination that our direct interest in Maison Insurance or Maison Managers is an investment security for purposes of the Investment Company Act and that we do not primarily control and engage in business through Maison Insurance could result in our being considered an investment company. If that were to happen, we could become subject to registration and other burdensome requirements of the Investment Company Act, including limitations on our capital structure, our ability to issue securities and our ability to enter into transactions with our affiliates. A need to comply with those requirements could make it impractical for us to continue our business as contemplated herein and could have a material adverse effect on our business, financial condition and results of operations.

Applicable law may discourage takeover attempts and may result in entrenchment of management.

Our Third Amended and Restated Certificate of Incorporation, our amended and restated bylaws and applicable Delaware and Louisiana law may contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. For example:

•	As Maison Insurance, a Louisiana domestic insurance company, is our wholly owned subsidiary, the provisions of the Louisiana “Insurance Holding Company System Regulatory Law” are applicable; therefore, any change of control of either Maison Insurance or our company must comply with the requirements of La. R.S. 22:691.4. For purposes of the statute, control shall be presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the company. A potential takeover would require approval from Louisiana regulators since the LDOI will require the ultimate control person to obtain approval by the state prior to establishing control of our company.

Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our common stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict and may fluctuate significantly from period to period. If our sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. In addition to the other factors discussed under these “Risk Factors,” specific factors that may cause fluctuations in our operating results include:

•	Demand and pricing for our products;
•	Government policies;
•	Introduction of competing products; and
•	Our operating expenses which fluctuate due to growth of our business.

Our common stock may be thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Prior to this Offering, you could not buy or sell our common stock publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for our common stock or whether the market price of our common stock will be volatile following this Offering. If an active trading market does not develop, investors may have difficulty selling any of our common stock that they buy. There may be limited market activity in our stock and we may be too small to attract the interest of many brokerage firms and analysts. We cannot give you any assurance that a public trading market for our common stock will develop or be sustained. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of our common stock, including “short” sales, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

Once our common stock begins trading, the market price of our shares may fluctuate.

We cannot predict the prices at which our common stock may trade after this Offering. The market price of our common stock may fluctuate, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	A shift in our investor base;
•	Our quarterly or annual results of operations, or those of other companies in our industry;
•	Actual or anticipated fluctuations in our operating results due to factors related to our business;
•	Changes in accounting standards, policies, guidance, interpretations or principles;
•	The failure to maintain our listing or failure of securities analysts to cover our common stock;
•	Changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	The operating and stock price performance of other comparable companies;
•	Overall market fluctuations; and
•	General economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as “may,” “might,” “will,” “will likely result,” “should,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “potential,” “continue,” “believes” and similar expressions, although some forward-looking statements are expressed differently.

These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from any expected future results, performance, or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These risks and uncertainties include, but are not limited to:

•	the level of demand for our coverage and the incidence of catastrophic events related to our coverage;
•	our ability to grow and remain profitable in the competitive insurance industry;
•	our ability to access additional capital;
•	our ability to attract and retain qualified personnel;
•	changes in general economic, business and industry conditions;
•	legal, regulatory, and tax developments.

There is no assurance that our expectations will be realized. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated, or projected. Such risks and uncertainties also include those set forth under “Risk Factors” herein. Our forward-looking statements speak only as of the time that they are made and do not necessarily reflect our outlook at any other point in time. Except as required by law or regulation, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or for any other reason.

OUR SEPARATION FROM KFSI

Our Relationship with KFSI

Our business began in February 2012 as part of KFSI when we began conducting market due diligence, establishing the infrastructure and seeking to obtain the necessary regulatory approvals to be able to assume and write homeowners' insurance policies focusing on catastrophes in the gulf states of the United States. On October 2, 2012, KFSI formed our company under the laws of the State of Delaware as a wholly-owned subsidiary, and contributed this business to us. Prior to the closing of this Offering, we have remained a wholly-owned subsidiary of KFSI.

Immediately following this Offering and the conversion of the Preferred Shares as described herein, KFSI will own approximately 28.2% of our outstanding common stock (or 25.7% if the underwriters exercise their over-allotment option in full) but will no longer be responsible for funding our operations following the closing of this Offering. KFSI is expected to be one of our largest stockholders after this Offering.

Two of our directors, Larry G. Swets, Jr. and Hassan R. Baqar, are currently executive officers of KFSI. Mr. Swets is the Chief Executive Officer of KFSI and Mr. Baqar is a Vice President of KFSI.

For several reasons enumerated in “Benefits of Separation” below, KFSI has decided to separate its homeowners’ insurance business, and authorized us to raise capital in the public market through this Offering. Upon the completion of this Offering, we will enter into agreements with KFSI and certain affiliates and/or subsidiaries thereof that will govern the separation of our businesses from KFSI and various relationships with KFSI under a comprehensive set of transaction agreements, including the Transition Services Agreement with KFSI or an affiliate or subsidiary thereof, which will be executed upon completion of the Offering. We have already entered into the Management Services Agreement with 1347 Advisors. The Management Services Agreement establishes certain services that we will receive from 1347 Advisors, on a permanent basis, unless terminated under the terms thereof. The Transition Services Agreement is subject to the approval of our management and the management of KFSI. See “Certain Relationships and Related Transactions — Agreements with KFSI” for a more detailed discussion of these agreements and for detailed discussion on risks related to separation from KFSI see “Risk Factors — Risks Relating to Separation from KFSI.”

Benefits of Separation

We believe that the business benefits that will occur as a result of this Offering include:

•	Market recognition of the value of our business. As we will be a separate public company after this Offering, potential investors will be able to invest directly in our business. The disclosure requirements applicable to public companies will afford our stockholders with access to standardized and comparable information about us.
•	Focused management attention. Our management will be better able to focus its attention on our business. As a company dedicated to the homeowners’ insurance industry, we expect to be in a better position to grow our business and to serve our customers more effectively through more efficient deployment of resources, increased operational flexibility and enhanced responsiveness to customers.
•	Improved access to capital. As a separate public company, we will avoid conflicts in the allocation of capital between us and other KFSI businesses. We will have direct access to the capital markets to issue equity or debt securities, which we expect will improve our access to capital and increase our flexibility to invest in product development, and marketing, as well as to pursue strategic acquisitions.
•	Liquidity for Investors. If our application for listing on NASDAQ is successful, our common stock will be publicly traded and have enhanced liquidity and transferability, which will benefit both our current and prospective investors.
•	Incentives for employees more directly linked to our performance. We expect to enhance employee motivation and to strengthen our management’s focus on our business through incentive compensation programs specifically tied to the results of our business operations and the market performance of our common stock, including our Equity Incentive Plan. We believe that these incentives will enhance our ability to attract and retain qualified personnel.

USE OF PROCEEDS

We estimate we will receive net proceeds from this Offering of approximately $22.3 million (or approximately $25.8 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated expenses of this Offering, assuming an initial public offering price of $11.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. See “Underwriting.”

The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock. We expect to use the net proceeds of this Offering as follows: approximately $5.0 million to provide further capital to our existing insurance underwriting subsidiary Maison Insurance, approximately $2.0 million for other general corporate purposes, including settlement of payables, spending for business development, sales and marketing, and working capital, and the remainder used for the formation of a new subsidiary, which will allow for the expansion of our insurance products in new markets. We may also use a portion of the net proceeds from this offering to pursue acquisitions, or to capitalize an offshore reinsurance subsidiary that we intend to form; however, we have no commitments with respect to any such acquisition or investment, and we are not currently involved in any negotiations with respect to any such transaction. We cannot specify with certainty the particular uses of the net proceeds stated above, and these allocations may change depending on the success of our planned initiatives. We will have broad discretion in using these proceeds. Pending the use of proceeds from this Offering as described above, we plan to invest the net proceeds that we receive in this Offering in high quality, short- and long-term investments.

DIVIDEND POLICY

We have never declared or paid cash dividends. We do not intend to pay cash dividends on our common stock for the foreseeable future and currently intend to retain any future earnings to fund the development and growth of our business. Moreover, our ability to pay dividends if and when our board of directors determines to do so may be restricted by regulatory limits on the amount of dividends which Maison Insurance is permitted to pay to us. Also, if we were to borrow against any credit facility that we may enter into, we may be prohibited from paying cash dividends. In addition to the above considerations, the payment of cash dividends, if any, on our common stock will depend, among other things, upon our earnings, capital requirements, financial condition, legal requirements, and other relevant factors as determined by our board of directors. There can be no assurance that we will continue to pay dividends if we commence the payment of dividends.

CAPITALIZATION

The following table sets forth as of December 31, 2013 in thousands:

•	our capitalization on an actual basis;
•	our capitalization on a pro forma basis to give effect to (i) the conversion of the Preferred Shares (but excluding the effect of the issuance of shares of common stock upon the exercise of warrants held by FMG) and (ii) the issuance of shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock issued upon exercise of his stock option; and
•	our capitalization on a pro forma as adjusted basis to give effect to the issuance of shares of our common stock at a public offering price of $11.00 per share of common stock (the midpoint of the price range set forth on the cover page of this prospectus) assuming no exercise of the over-allotment option by the underwriters, including the effect of (i) the conversion of the Preferred Shares (but excluding the effect of the issuance of shares of common stock upon the exercise of warrants held by FMG) and (ii) the issuance of shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock issued upon exercise of his stock option; and
•	our capitalization on a pro forma as adjusted basis to give effect to the issuance of shares of our common stock at a public offering price of $11.00 per share of common stock (the midpoint of the price range set forth on the cover page of this prospectus) assuming full exercise of the over-allotment option by the underwriters, including the effect of (i) the conversion of the Preferred Shares (but excluding the effect of the issuance of shares of common stock upon the exercise of warrants held by FMG) and (ii) the issuance of shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock issued upon exercise of his stock option.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Actual	Pro Forma	Pro forma as adjusted Without Over- Allotment	Pro forma as adjusted With Over- Allotment
Total long-term debt	0	0	0	0
Stockholders' equity
Common stock, no par value, 1,000 authorized shares, 1,000 shares issued and outstanding, actual; $0.001 par value, 10,000,000 authorized shares, 1,275,320 shares issued and outstanding pro forma, 3,548,047 shares issued and outstanding pro forma as adjusted without over-allotment, 3,888,956 shares issued and outstanding pro forma as adjusted with over-allotment(1)	0	1	4	4
Additional paid in capital	8,750	11,013	33,310	36,798
Retained Deficit	(868)	(868)	(868)	(868)
Total Stockholders' Equity	7,882	10,146	32,446	35,934
Total Capitalization	7,882	10,146	32,446	35,934

(1)	The pro forma and pro forma as adjusted columns give effect to the stock split of KFSI’s shares of our common stock, which will occur prior to the consummation of this Offering and which will increase KFSI’s holdings of shares of our common stock to 1,000,000 shares.

DILUTION

Dilution represents the difference between the initial offering price and the net tangible book value per share immediately after completion of this Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution of the value of the shares of common stock that you purchase is a result of the lower book value of the shares of common stock held by our existing stockholder, KFSI as well as the conversion of the Preferred Stock held by FMG at a discounted price to the price paid in the Offering.

At December 31, 2013, the net tangible book value of our shares of common stock was $7,882,000 or approximately $7.88 per share based upon 1,000,000 shares outstanding. For the purposes of calculating the pro forma net tangible book value per share as of December 31, 2013, we have included the effect of the stock split of KFSI’s shares of our common stock, which will occur prior to the consummation of this Offering, and which will increase KFSI’S holdings of shares of our common stock to 1,000,000 shares. After giving effect to our sale of 2,272,727 shares of common stock at an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) assuming no exercise of the over-allotment option by underwriters, including conversion of the Preferred Shares and full exercise of the warrants held by FMG and including the issuance of shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock issued upon exercise of his stock option, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2013 would have been $35,445,538, or approximately $9.39 per share. This represents an immediate increase in net tangible book value of $1.51 per share to our existing stockholder, KFSI, and an immediate dilution in net tangible book value of $1.61 per share to purchasers of securities in this Offering, as illustrated in the table below. After giving effect to our sale of 2,272,727 shares of common stock at an initial public offering price of $11.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) assuming full exercise of over-allotment option by the underwriters, including conversion of the Preferred Shares and full exercise of the warrants held by FMG and including the issuance of shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock issued upon exercise of his stock option, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2013 would have been $38,933,759, or approximately $9.46 per share. This represents an immediate increase in net tangible book value of $1.58 per share to our existing stockholder, KFSI, and an immediate dilution in net tangible book value of $1.54 per share to purchasers of securities in this Offering, as illustrated in the following table.

	Without Over- Allotment		With Over- Allotment
Initial public offering price per share	11.00		11.00
Pro forma net tangible book value per share as of December 31, 2013	7.88	(1)	7.88	(1)
Increase per share attributable to new investors	1.51		1.58
Pro forma net tangible book value per share after this Offering	9.39		9.46
Dilution per share to new investors	1.61		1.54

(1)	For the purposes of calculating the pro forma net tangible book value per share as of December 31, 2013, we have included the effect of the stock split of KFSI’s shares of our common stock, which will occur prior to the consummation of this Offering, and which will increase KFSI’S holdings of shares of our common stock to 1,000,000 shares. Without including the effect of the stock split, the pro forma net tangible book value per share as of December 31, 2013 would have been $7,882 per share.

The information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this Offering determined at pricing.

The above discussion does not include the shares of common stock reserved for future issuance under our proposed Equity Incentive Plan or the shares of common stock issuable upon exercise of the Representative’s warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our historical financial statements and the related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

Our Business

We are a property and casualty insurance holding company incorporated in Delaware on October 2, 2012. In December 2012, we began providing property and casualty insurance to individuals in Louisiana through our wholly-owned subsidiary, Maison Insurance Company. Our insurance offerings currently include homeowners insurance, manufactured home insurance and dwelling fire insurance. We believe the Louisiana property and casualty insurance market has historically been underserved due to the unique weather-related risks in the region. We provide our policyholders with a selection of insurance products at competitive rates, while pursuing profitability using our selective underwriting criteria.

We currently derive all of our business from insuring properties located in Louisiana. Our focus on the Louisiana market is due, in part, to our management’s expertise and specialized knowledge of Louisiana’s homeowner insurance industry trends and demographics. We believe that our local market knowledge provides us with a competitive advantage in terms of marketing, underwriting, claims servicing and policyholder service. We also believe that there currently is a unique growth opportunity for smaller insurance companies like us in Louisiana. National insurers have been reducing and continue to reduce their exposures to personal property insurance in Louisiana, creating an opportunity for us to increase our market share in the full peril protection market and with respect to wind/hail-only exposures. Specifically, in recent years, some insurers in Louisiana have begun to write policies excluding the coverage of wind/hail, creating an opportunity for us to fill the gap for customers who need that coverage. Historically, Louisiana Citizens Property Insurance Company, or Citizens, which was created by the state of Louisiana has been the only option for wind/hail policies. In addition, Citizens itself has been affording state-approved insurance companies, like Maison Insurance, the opportunity to assume full peril protection and wind/hail-only policies written by Citizens.

We have an experienced management team led by Douglas N. Raucy, our President and Chief Executive Officer. Mr. Raucy has served in his current position since our founding in October 2012 and has more than 33 years of experience in the insurance industry. As a group, our executive officers have, on average, more than 35 years of experience in the property and casualty insurance industry, as well as long-standing relationships with agents and insurance regulators in Louisiana. Our management team will focus on underwriting and claims management, which we believe will enable us to achieve loss ratios that outperform industry averages.

We currently distribute our insurance policies through a network of more than 130 independent agents. These agents typically represent several insurance companies in order to provide various insurance product lines to their clients. We refer to policies we write through independent agents as voluntary policies.

As of December 31, 2013, we had total assets of $23.2 million and stockholders’ equity of $7.9 million. Our net loss was $0.7 million for the fiscal year ended December 31, 2013. As of December 31, 2013, we had approximately 11,500 policies in-force. Of the 11,500 policies in-force, approximately 52% were obtained from take-out policies from Citizens and approximately 48% were voluntary policies obtained from our independent agency force.

Relationship with KFSI

Prior to the completion of this Offering, we have been a wholly-owned subsidiary of KFSI. We were incorporated under the name Maison Insurance Holdings Inc. by KFSI to create a new homeowners’ insurance company. Immediately following this Offering and the conversion of the Preferred Shares as described herein, KFSI will own approximately 28.2% of our outstanding common stock (or 25.7% if the underwriters exercise their over-allotment option in full) but will no longer be responsible for funding our operations. KFSI is expected to be one of our largest stockholder after this Offering. We have entered into the Management Services Agreement with 1347 Advisors LLC, a wholly-owned subsidiary of KFSI and, upon the completion of this Offering, we will enter into the Transition Services Agreement with KFSI or an affiliate or subsidiary thereof.

Critical Accounting Policies and Estimates

General

We are required to make estimates and assumptions in certain circumstances that affect amounts reported in our consolidated financial statements and related footnotes. We evaluate these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions, and that reported results of operation will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. We believe the following policies are the most sensitive to estimates and judgments.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of these benefits until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

Loss and Loss Adjustment Expense Reserves

Losses and loss adjustment expense reserves represent estimates for the ultimate cost of unpaid reported and unreported claims incurred and related expenses. The reserves are adjusted regularly based upon experience. We currently have no discounted reserves.

We perform a continuing review of our losses and loss adjustment expense reserves, including our reserving techniques and the amount of reinsurance we have. The reserves are also reviewed regularly by a Fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries who meets the qualification standards set by the American Academy of Actuaries to issue statements of actuarial opinion regarding our financial statements. Since the reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of income in the period in which the estimates are changed. Such changes in estimates could occur in a future period and may be material to our results of operations and financial position in such period.

The liability for losses and loss adjustment expense, or LAE, represents estimates of the ultimate unpaid cost of all losses incurred, including losses for claims that have not yet been reported to Maison Insurance. The amount of loss reserves for reported claims is based primarily upon a case-by-case evaluation of the kind of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. The amounts of loss reserves for unreported losses and LAE are determined using historical information by line of insurance as adjusted to current conditions. Inflation is ordinarily implicitly provided for in the reserving function through analysis of costs, trends and reviews of historical reserving results over multiple years.

Reserves are closely monitored and recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, on a monthly basis, management reviews existing reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior year. As we develop historical data regarding paid and incurred losses, we use this data to develop expected ultimate loss and loss adjustment expense amounts. We then compare these ultimate loss and loss adjustment expense amounts to earned premiums to derive a loss ratio for each line of business. We also consider other specific factors such as recent weather-related losses, trends in historical paid losses, and legal and judicial trends regarding liability. Since a significant portion of our business was from Citizens take-outs, we use the loss ratio method based on the expected loss ratio underlying Citizens’ rates, among other methods, to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

When a claim is reported to us, our claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator. The estimated reserve includes the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted by us as more information becomes available. It is our policy to settle each claim as expeditiously as possible.

We maintain incurred but not reported, or IBNR, reserves to provide for already incurred claims that have not yet been reported and developments on reported claims. The IBNR reserve is determined by estimating our insurance company’s ultimate net liability for both reported and IBNR claims and then subtracting the case reserves and payments made to date for reported claims.

Loss Reserve Estimation Methods.  We, and our consulting actuary, apply the following general methods in projecting loss and LAE reserves:

•	Reported loss development;
•	Paid loss development; and
•	Loss ratio methods, including Bornhuetter-Ferguson.

Description of Ultimate Loss Estimation Methods.  The reported loss development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of claim reporting and settlement rates, as well as the consistency of case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at all stages of maturity. We assume that our loss development patterns will be reasonably consistent with industry averages, and use industry-based factors to project the ultimate losses.

The paid loss development method is mechanically identical to the reported loss development method described above. The paid method does not rely on case reserves or claim reporting patterns in making projections.

The validity of the results from using a loss development approach can be affected by many conditions, such as internal claim department processing changes, a shift between single and multiple claim payments, legal changes, or variations in our mix of business from year to year. Also, since the percentage of losses paid for immature years is often low, development factors are volatile. A small variation in the number of claims paid can have a leveraging effect that can lead to significant changes in estimated ultimate values. Therefore, ultimate values for immature accident years are often based on alternative estimation techniques.

The loss ratio method uses the assumption that remaining unreported losses are a function of the total expected losses rather than a function of currently reported losses. The expected loss ratio is multiplied by earned premium to produce ultimate losses. Paid losses are then subtracted from this estimate to produce expected unreported losses.

The loss ratio method is most useful as an alternative to other models for immature accident years. For these immature years, the amounts reported or paid may be small and unstable, and therefore, not predictive of future development. Therefore, future development is assumed to follow an expected pattern that is supported by more stable historical data or by emerging trends. This method is also useful when changing reporting patterns or payment patterns distort the historical development of losses.

Currently, we calculate our estimated ultimate liability on a quarterly basis using the principles and procedures applicable to the lines of business written. However, because the establishment of loss reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss reserves and have a material adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Reinsurance

Reinsurance recoverables recorded with respect to insurance losses ceded to reinsurers under reinsurance contracts are also subject to estimation error. Ceding ratios are determined using actuarial assumptions, and therefore, are subject to the same uncertainties as reserves for losses and LAE. Additionally, estimates of reinsurance recoverables may prove uncollectible if the reinsurer is unable or unwilling to perform under the contract. The ceding of insurance does not legally discharge the ceding company from its primary liability to the policyholder for the full amount of the policies, and the ceding company is required to pay the loss and bear collection risk if the reinsurer fails to meet its obligation under the reinsurance agreement. We evaluate the balances due from reinsurance companies for collectability, and when in management’s opinion issues of collectability exist, establish an allowance for doubtful accounts. For information about the risks of non-collectability of reinsurance, see the risk factor entitled “We face a risk of non-collectability of reinsurance, which could materially and adversely affect our business, results of operations and/or financial condition.”

Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for deductible temporary differences and tax operating loss and tax credit carry forwards. The deferred tax assets and liabilities are measured by applying the enacted tax rates and laws in effect for the years in which such differences are expected to reverse. The components of our deferred tax asset are primarily net operating losses and unearned premium reserves.

Realization of deferred tax assets depends upon our generation of sufficient taxable income in the future to recover tax benefits that cannot be recovered from taxes paid in the carryback period, generally two years.

Liquidity and Capital Resources

Our primary sources of cash flow include dividends from our subsidiaries, management fee from Maison Managers, and any future capital raising transactions that we may execute. The ability of our subsidiaries to pay us dividends directly impacts the liquidity available to us for the purposes of meeting our expenses and paying dividends to our stockholders. The primary cash flow sources for Maison Insurance are premiums and investment income, and primary cash outflows are claims payments and operating expenses. In the insurance industry, cash collected for premiums from policies written is invested, interest and dividends are earned thereon, and loss and settlement expenses are paid out over a period of years.

This period of time varies by the circumstances surrounding each claim. Additional cash outflow occurs through payments of underwriting costs such as commissions, taxes, payroll, and general overhead expenses.

Net cash provided by operating activities from our inception through the period ended December 31, 2013, was approximately $6.7 million, which consisted primarily of cash received from net written premiums less cash disbursed for losses and losses adjustment expenses and operating expenses. Net cash provided from investing activities of $1.5 million was primarily from the sale of a preferred stock holding, which was originally contributed by our parent company, Kingsway America Inc. net of our purchase of fixed maturity securities. Net cash provided by financing activities totaled $6.9 million from the initial capitalization and subsequent additional paid in capital.

Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties encountered by companies in their early stage of development, particularly companies in highly competitive markets. Such risks for us include, but are not limited to, the management of future growth. See the risk factor entitled “We have a limited operating history and it is difficult to predict our future growth and operating results.”

To address these risks, we must, among other things, target an appropriate base of insureds, implement and successfully execute our business and marketing strategy, continually develop and upgrade our risk-control procedures, respond to competitive pressures, meet the needs of our customers and attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and result of operations. In addition, there can be no assurance that our business will not be affected by risks or market conditions that we do not currently foresee.

We have tailored our investment policy in an effort to minimize risk in the current financial market, particularly the debt securities market. Therefore, we currently invest our excess cash in money market accounts or in certificates of deposit that mature in no more than twenty-four months. After the closing of the Offering, and periodically thereafter, we will review our investment policy in light of our then-current circumstances and available investment opportunities.

We classify our investment portfolio as available for sale; therefore, all investments are reported at fair market value, with unrealized gains and losses, net of tax, being reported as a component of stockholders’ equity. In the future we may alter our investment policy to include investments such as federal, state and municipal obligations, corporate bonds, preferred and common equity securities and real estate mortgages, as permitted by applicable law.

Our insurance subsidiary, Maison Insurance, requires liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to fund operating expenses. Adequate levels of liquidity and surplus are maintained to manage the risks inherent with any differences between the duration of our liabilities and invested assets. We believe that we maintain sufficient liquidity to pay Maison Insurance’s claims and fees to Maison Managers, as well as satisfy commitments in the event of unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies.

We maintain a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard its financial position. To the extent that reinsurance costs cannot be passed on to our customers through our rates, our reinsurance program could have a negative impact on our liquidity.

Louisiana statutes provide that the ratio of net premium written to policyholders’ surplus for Maison Insurance should not exceed 4-to-1. The ratio of annual statutory net premium written by Maison Insurance to combined policyholders’ surplus was 1.7-to-1 as of December 31, 2013. Our current levels of policyholders’ surplus are adequate to support current premium writings based on this standard. We monitor premium and statutory surplus levels of Maison Insurance in an effort to ensure that the subsidiary maintains adequate premium to surplus ratios. Failure of Maison Insurance to maintain adequate levels of policyholders’ surplus could negatively impact our ability to write additional premiums.

In addition, regulators and rating agencies utilize a risk based capital, or RBC, test designed to measure the acceptable amount of surplus an insurer should maintain, based on specific inherent risks of each insurer. If we fail to meet the benchmark level, we may be subject to scrutiny by the LDOI which could potentially result in rehabilitation or liquidation. At December 31, 2013 the total adjusted capital of our insurance subsidiary exceeded the minimum level required under RBC. We continually monitor the RBC ratios and will implement strategies to maintain ratios above the regulatory minimums.

Market Risk

Market risk is the risk that we will incur losses due to adverse changes in interest and equity prices. Our primary market risk exposure in the investments portfolio is to changes in interest rates. Because the investments portfolio is comprised of primarily fixed maturity instruments that are usually held to maturity, periodic changes in interest rate levels generally impact our financial results to the extent that the investments are recorded at market value and reinvestment yields are different than the original yields on maturing instruments. During periods of rising interest rates, the market value of the existing fixed maturities will generally decrease. The reverse is true during periods of declining interest rates.

Credit Risk

Credit risk is a major factor in operating our business. We have established policies and procedures to evaluate our exposure, particularly with regard to our investment holdings, and our receivable balances from insureds and reinsurers. We review credit risk from a variety of sources, including credit risk from financial institutions, investment risk, counter-party risk from reinsurers, premium receivables, notes receivable and long-term investment assets, loss sensitive underwriting accounts and key vendor relationships.

We use specific criteria to judge the credit quality and liquidity of our investments in addition to a variety of credit rating services to monitor these criteria. We currently limit our credit exposure related to financial instruments by investing our excess cash in money market funds or in bank deposits that mature in no more than thirteen months. After the closing of the Offering, and periodically thereafter, we will review our investment policy in light of our then-current circumstances and available investment opportunities.

We are also exposed to credit risk on losses recoverable from reinsurers and premiums receivable from insureds. Downturns in one sector or market can adversely impact other sectors and may result in higher credit exposure. We do not use credit default swaps to mitigate our credit exposure from either investments or counterparties.

Results of Operations

Inception through the fiscal year ended December 31, 2013

From our inception on October 2, 2012 through December 31, 2013, we generated revenues of $5.5 million, of which $5.4 million was a result of net premiums earned. We generated an additional $0.1 million from dividend and other income.

From October 2, 2012 through December 31, 2013, we incurred a total of $6.8 million in losses and expenses for a net loss of $0.9 million. Net losses and loss adjustment expenses over this time were $2.9 million, of which approximately $2.3 million related to a single hail storm event during the first quarter of 2013, for which the Company recovered $1 million from its reinsurance program. We had a federal income tax benefit of $0.4 million.

Another significant portion of our total losses and expenses was the $2.5 million of general and administrative expenses related to management costs, including salaries, and outside professional service expenses, which were 45% of our total revenue over that time period. We expect that these expenses will continue to increase as we further expand our number of underwritten policies.

For the fiscal year ended December 31, 2012

From our inception on October 2, 2012 through December 31, 2012, we generated revenues of $0.4 million, which was almost entirely a result of net premiums earned, and less than $0.1 million was generated from dividend income for the period.

From October 2, 2012 through December 31, 2012, we incurred total losses and expenses of $0.5 million for a net loss of $0.1 million. The company had a federal income tax benefit of $0.1 million.

A significant portion of the total losses and expenses was the $0.5 million of general and administrative expenses related to management costs, including salaries, and outside professional service expenses, which were 132% of our total revenue over that time period.

For the fiscal year ended December 31, 2013

For the fiscal year ended December 31, 2013, we generated revenues of $5.1 million, of which $5.0 million was a result of net premiums earned, and $0.1 million was generated from dividend and other income.

For the fiscal year ended December 31, 2013, we incurred total losses and expenses of $6.2 million for a net loss of $0.7 million. We had a federal income tax benefit of $0.4 million.

We experienced losses and loss adjustment expenses during the fiscal year ended December 31, 2013 of $2.9 million, net of a ceded loss recovery of $1.0 million. Approximately $2.3 million of this $2.9 million related to a single first quarter hail storm event. A significant portion of our total losses and expenses was the $2.0 million of general and administrative expenses related to management costs, including salaries, and outside professional serivce expenses, which were 39% of our total revenue.

Off Balance Sheet

We have no off balance sheet items or issues.

Contractual Obligations

Our only contractual obligation, through Maison Insurance, is a single office space lease in Baton Rouge, Louisiana. This non-cancelable lease is for a period of five years expiring in January 2018, with annual rent payments of approximately $65,000 which is payable in monthly installments.

Cash Flows

Inception through the fiscal year ended December 31, 2013

From our inception on October 2, 2012 through the period ended December 31, 2013, the net cash provided by operating activities was approximately $6.6 million, which consisted primarily of $11.6 million received from net written premiums less $5.0 million disbursed for losses and losses adjustment expenses and operating expenses. Net cash provided from investing activities of $1.5 million was primarily from the sale of $1.9 million from a preferred stock holding, which was originally contributed by our parent company, Kingsway America Inc., net of $0.3 million from the purchase of fixed maturity securities and $0.1 million from the purchase of a certificate of deposit. Net cash provided by financing activities totaled $6.9 million from the initial capitalization and subsequent additional paid in capital.

For the fiscal year ended December 31, 2012

From our inception on October 2, 2012 through the period ended December 31, 2012, the net cash used in operating activities was approximately $(0.1) million, which consisted primarily of $0.4 received from net written premiums less $0.5 disbursed for losses and losses adjustment expenses and operating expenses. Net cash used in investing activities of $(0.1) million was primarily from the purchase of a certificate of deposit. Net cash provided by financing activities totaled $5.7 million from the initial capitalization.

For the fiscal year ended December 31, 2013

For the fiscal year ended December 31, 2013, the net cash provided from operating activities as reported on our consolidated statements of cash flows was $6.7 million. The source of cash was primarily from the collection of written policyholder premiums of approximately $14.5 million reduced by the payment of ceded reinsurance premiums of $3.3 million, reduced by the payment of losses and loss adjustment expenses net of approximately $3.6 million, increased by the collection of $1.0 million of ceded reinsurance recovered losses, reduced by the payment of expenses, primarily policy acquisition costs of $1.8 million and the payment of U.S. federal income taxes of $0.1 million. The net cash provided by investing activities as reported on our consolidated statements of cash flows was $1.6 million, primarily from the proceeds from sales of preferred stock in excess of purchases of fixed maturities. The net cash provided from financing activities as reported on our consolidated statements of cash flows was $1.2 million of additional paid in capital provided by KFSI. Our net increase in cash and cash equivalents during 2013 was $9.5 million.

BUSINESS

We are a property and casualty insurance holding company incorporated in Delaware on October 2, 2012. In December 2012, we began providing property and casualty insurance to individuals in Louisiana through our wholly-owned subsidiary, Maison Insurance Company. Our insurance offerings currently include homeowners’ insurance, manufactured home insurance and dwelling fire insurance. We believe the Louisiana property and casualty insurance market has historically been underserved due to the unique weather-related risks in the region. We provide our policyholders with a selection of insurance products at competitive rates, while pursuing profitability using our selective underwriting criteria.

We currently derive all of our business from insuring properties located in Louisiana. Our focus on the Louisiana market is due, in part, to our management’s expertise and specialized knowledge of Louisiana’s homeowner insurance industry trends and demographics. We believe that our local market knowledge provides us with a competitive advantage in terms of marketing, underwriting, claims servicing and policyholder service. We also believe the existence of a state-created insurer, Louisiana Citizens Property Insurance Corporation, or Citizens, combined with the dynamic of large national insurers pulling back from the Louisiana property and casualty insurance market, has created a unique growth opportunity for smaller insurance companies in Louisiana.

We have an experienced management team led by Douglas N. Raucy, our President and Chief Executive Officer. Mr. Raucy has served in his current position since October 2012 and has more than 33 years of experience in the insurance industry. As a group, our executive officers have, on average, more than 35 years of experience in the property and casualty insurance industry, as well as long standing relationships with agents and insurance regulators in Louisiana.

We currently distribute our insurance policies through a network of more than 130 independent agents. We write insurance policies through the independent agents that are unrelated to the Citizens’ take-out program, which we refer to as voluntary policies. The Citizens’ take-out program is further explained below in Our Market. These agents typically represent several insurance companies in order to provide various insurance product lines to their clients.

National insurers have been reducing and continue to reduce their exposures to personal property business in Louisiana, creating an opportunity for us to increase our market share in the full peril protection market and with respect to wind/hail-only exposures. Specifically, in recent years, some insurers in Louisiana have begun to write policies excluding the coverage of wind/hail, creating such opportunity for us to fill the gap with customers who need that coverage. Also, we continue to build relationships with national carriers, so that agents of those national carriers consider us when placing wind/hail policies instead of Citizens, as Citizens has historically been the only market option for such wind/hail policies.

As of December 31, 2013, we had total assets of $23.2 million and stockholders’ equity of $7.9 million. Our net loss was $0.7 million for the fiscal year ended December 31, 2013. As of December 31, 2013, we had approximately 11,500 policies in-force, of which approximately 52% were obtained from take-out policies from Citizens and approximately 48% were voluntary policies obtained from our independent agency force. We believe that our focus on underwriting and claims management will enable us to achieve loss ratios that outperform industry averages.

Our Corporate Structure

The chart below displays our corporate structure prior to the closing of this Offering:

Immediately following the closing of this Offering and the conversion of the Preferred Shares as described herein, KFSI will continue to indirectly own approximately 28.2% of the shares of common stock of 1347 Property Insurance Holdings, Inc. (or 25.7% if the underwriters exercise their over-allotment option in full).

1347 Property Insurance Holdings, Inc. was incorporated under the name Maison Insurance Holdings Inc. to hold all of the capital stock of our two subsidiaries: Maison Insurance and Maison Managers. We will also hold all of the capital stock of any offshore domiciled reinsurance subsidiary in the event such an entity is formed. As a holding company for these subsidiaries, we are subject to certain regulation by the Louisiana Department of Insurance, or LDOI.

Maison Insurance, our insurance subsidiary, is a Louisiana insurance company that provides property and casualty insurance in Louisiana. As an insurance company, Maison Insurance is subject to examination and comprehensive regulation by the LDOI.

Maison Managers serves as our management services subsidiary, known as a managing general agency. In its role as our management services subsidiary, Maison Managers is responsible for our marketing programs and other management services. It is this subsidiary that contracts with our independent agents for sales services and with our outsourced provider for policy administration services. As a managing general agency, Maison Managers is licensed by and subject to the regulatory oversight of the LDOI.

Reinsurance Subsidiary.  We intend to form a reinsurance subsidiary domiciled offshore to augment our current practice of placing reinsurance with unaffiliated reinsurers. If deemed appropriate by management, Maison Insurance may use this reinsurance subsidiary to meet certain of its reinsurance needs. In the event that Maison Insurance decides to purchase reinsurance from our reinsurance subsidiary, the reinsurance contracts entered into between these two subsidiaries will contain terms and rates that are substantially similar to the terms and rates found in the reinsurance contracts between Maison Insurance and other third party reinsurers. Any reinsurance contracts entered into between these two subsidiaries will be subject to review by the LDOI.

We believe that our holding company structure will give us greater flexibility to expand our operations and the products and services we offer in the event we choose to expand, although presently there are no definitive plans or arrangements to do so. We will be able to diversify our business through existing or newly formed subsidiaries, the issuance of capital stock to make acquisitions or obtaining additional financing in the future.

Investment Prior to the Offering

On January 23, 2014, FMG, an entity of which our Chairman of the board, Gordon G. Pratt, is Managing Member and controlling equity holder, invested $2 million in the company in exchange for 80,000 Preferred Shares of the company pursuant to the terms and conditions of the Preferred Shares Purchase Agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the company. The Preferred Shares will not pay any dividends. When converted, the Preferred Shares will convert into i) 227,272 shares of common stock of the company, which is equal to $2 million of our common stock at 80% of the offering price per share of our common stock issued in this Offering (which we have assumed to be $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus), subject to certain adjustments, and ii) one warrant per share of common stock issued as a result of the conversion. The conversion into shares of our common stock and warrants will be deemed to have occured immediately prior to the closing of this Offering. Each warrant will entitle the holder to purchase one share of our common stock at a price equal to 120% of the offering price per share of our common stock issued in this Offering, subject to certain adjustments under the Warrant Agreement. The warrants will have an expiry date of 5 years from the date of issuance and will be immediately exercisable after issuance in accordance with the exercise procedure under the Warrant Agreement. The warrants will be redeemable by us at a price of $0.01 per warrant during any period in which the closing price of our shares of common stock is at or above 175% of the price of shares of our common stock issued in this Offering for 20 consecutive trading days. The warrant holder will be entitled to a 30 day notice prior to the date of such redemption. If the Offering is not completed within one year from the date of issuance, we will redeem the Preferred Shares at a value equal to original investment plus a 12% premium. The common stock issuable to FMG upon conversion of the Preferred Shares will have piggyback registration rights for future registrations of the Company’s common stock under the Securities Act (other than certain excluded registrations) and, upon the two-year anniversary of the Offering, FMG will also have a one-time demand registration right for such common stock, subject to certain restrictions. If all the Preferred Shares are converted and all the warrants are exercised immediately following the Offering, FMG will own approximately 12.0% (or 11.0% if the underwriters exercise their over-allotment in full) of our outstanding common stock immediately after the Offering. We used the proceeds from this investment to settle intercompany payables to our immediate parent, Kingsway America Inc. This intercompany payable amount originates from payments made by Kingsway America Inc. on our behalf to various third-party vendors and also includes approximately $68,000 related to accounting services provided by Kingsway America Inc. to us. For a complete description of the terms of this investment and the rights and preferences of the Preferred Shares (and the common stock and warrants underlying such Preferred Shares), please refer to the Preferred Shares Purchase Agreement, the Warrant Agreement and the Certificate of Designation of Preferred Shares filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Our Market

Historically, the Louisiana homeowners insurance market has been dominated by large national insurance companies, which began writing property and casualty insurance policies in Louisiana when rates were much lower than they are today. Following a period of unusual hurricane activity, it became apparent that the historical rates charged by these insurance companies were not adequate to cover the risks they assumed. In some cases, insurance companies were forced to liquidate. In other cases, insurance companies requested rate increases from the LDOI. The LDOI is typically reluctant to implement large rate increases over a short period in an effort to ensure that property and casualty rates do not become cost prohibitive for Louisiana homeowners. As a result, many insurers were unable to implement rate increases that they believed were sufficient to offset the risks being assumed in a timely manner. Consequently, many insurers began to decrease the number of property and casualty insurance policies they wrote in Louisiana.

As these large national insurance companies decreased their property and casualty insurance policies in Louisiana, Louisiana property owners experienced increasing difficulty in procuring insurance policies from private insurance companies. This issue was alleviated in part by the creation in 2004 of Citizens, a Louisiana state-created non-profit corporation which operates the residual market insurance programs designated as the Coastal Plan (successor to the Louisiana Insurance Underwriting Plan) and the FAIR Plan (successor to the Louisiana Joint Reinsurance Plan), sometimes collectively referred to as “the plans.” As all insurers authorized to write, and engaged in writing, property insurance in the State of Louisiana shall participate in the Coastal Plan and FAIR Plan as a condition of their authority to transact insurance in Louisiana. Citizens, through these plans, provides property insurance for Louisiana property owners who are unable to obtain insurance from private insurance companies. Citizens is an “insurer of last resort,” writing approximately 8% of Louisiana’s homeowners’ policies. Citizens is required by statute to charge rates at least 10% higher than the rest of the private insurance market.

An insurance “take-out” program was implemented to reduce the number of properties insured by Citizens. Under this take-out program, state-approved insurance companies, like Maison Insurance, have the opportunity to assume insurance policies written by Citizens as it did in December 2012 and 2013 and plans to do so in the future. As of December 31, 2013, the Company had approximately 6,000 net taken-out policies from Citizens, all of which cover wind and hail only, and of which approximately 3,500 were from the latest take-out of December 1, 2013 and approximately 2,500 remain in-force as of December 31, 2013 from the December 1, 2012 take-out. Opportunities for insurance companies to take-out Citizens policies have historically occurred annually on each December 1st.

We believe that the decrease in the number of Louisiana property and casualty insurance policies written by various large national insurance companies, coupled with the Citizens take-out program, has provided smaller, domestic insurance companies, such as Maison Insurance, with greater access to and a unique opportunity for growth in the Louisiana property and casualty insurance market. According to the LDOI, the market for homeowners’ insurance, manufactured homes insurance, and dwelling fire insurance (i.e., the insurance products offered by Maison Insurance) in Louisiana represents annual premiums of approximately $2.5 billion. Citizens currently writes approximately 8% of these policies and large national insurance companies account for approximately 76% of these policies.

Although the Louisiana property and casualty insurance market is particularly susceptible to risks due to hurricanes, the statistical likelihood of experiencing catastrophic hurricane-related losses is not as great as recent storm activity might suggest. Each year, forecasters predict the number of storms for the year and the number of storms likely to hit the United States. These forecasts refer to all manner of storms ranging from tropical storms to category 5 hurricanes. Moreover, these predictions do not attempt to anticipate the number of storms which will impact a particular state, such as Louisiana.

The Saffir/Simpson Hurricane Wind Scale classifies hurricanes into five categories according to intensity of sustained winds, central barometric pressure and storm surge. The scale is used primarily to measure the potential damage and flooding a hurricane will cause upon landfall. The U.S. National Hurricane Center classifies hurricanes of category 3 and above as “major hurricanes.” Tropical storms and the lowest two categories, category 1 and category 2 hurricanes, have wind speeds of less than 110 mph and do not present a significant risk of loss. According to the National Hurricane Center, category 1 storms do not cause significant damage to building structures, other than unanchored mobile homes. According to the same source, category 2 storms may cause damage to roofing material, poorly constructed doors and windows and mobile homes. Consequently, we believe only category 2 storms (for manufactured houses) and category 3 and above hurricanes present a significant risk of property damage to our insureds.

The National Weather Service — National Hurricane Center published the National Oceanic and Atmospheric Administration Technical Memorandum in August 2011, listing the 30 most costly mainland United States tropical cyclones from 1900 through 2010, nine of which impacted Louisiana.

Since 1969, there have been three landfalls of major hurricanes (category 3 or greater) in Louisiana, with the last being Hurricane Katrina in 2005. According to the National Oceanic and Atomspheric Administration Technical Memorandum, the most intense hurricane (ranked by estimated central pressure at the time of landfall) which affected Louisiana was Hurricane Camille in 1969. With estimated winds of 185 miles per hour, Hurricane Camille directly hit the Mississippi coast and its effects were felt in Louisiana as well. The most recent hurricane to hit Louisiana was Isaac in 2011, a category 1 hurricane that directly hit New Orleans.

Our Products

As of December 31, 2013, approximately 52% of our policies are comprised of wind/hail only dwelling policies obtained from the Citizens take-out program and the remaining 48% are obtained through our independent agents, approximately 31% of which are home-owner multi-peril, approximately 16% are manufactured home policies, and approximately 1% are dwelling fire policies.

Homeowners Insurance

Our homeowners insurance policy is written on an owner occupied dwelling which protects from all perils, except for those specifically excluded from coverage by the policy. The homeowners insurance policy also provides coverage for personal property, but only for specific types of coverage. It also provides replacement cost coverage on the home and other structures and will provide optional coverage for replacement cost on personal property in the home. It also offers the option of specifically scheduling individual personal property items for coverage. Additionally, coverage for loss of use of the home until it can be repaired is provided. Personal liability and medical payment coverage to others is included, as well.

Manufactured Home Insurance

Our manufactured home insurance policy is written on a manufactured or mobile home and is similar to both the homeowners insurance policy and the dwelling fire policy. The policy can provide for coverage on the manufactured home, the insured’s personal property in the home and liability and medical payments can be included. It can be written on owner occupied or non-owner occupied units. Property coverage can be written on a replacement cost, actual cash value or stated amount basis. There are several optional coverages that can be included and residential and commercial-use rental units can be written along with seasonal use mobile homes or homes that are used for part of the year.

Dwelling Fire Insurance

Our dwelling fire policy can be issued on an owner occupied or non-owner (tenant) occupied dwelling property. It will also provide coverage against all types of loss unless the peril causing the loss is specifically excluded in the policy. Losses from vandalism and malicious mischief are also included in the coverage. All claims and losses on a dwelling are covered on a replacement cost basis and additional coverage for personal property (contents) can also be added. Personal liability and medical payments to others may be included on an optional basis.

Our policy counts by type as of December 31, 2013 are as follows:

Source of Policies	Type	Policy Counts	% of Policies
Citizens Take-out	Wind/Hail Only	6,021	52.3%
2012 Take-out	Wind/Hail Only	2,505	21.8%

2013 Take-out	Wind/Hail Only	3,516	30.5%
Independent Agents:		5,485	47.7%
	Homeowners	3,580	31.1%
	Manufactured Home	1,786	15.6%
	Dwelling Fire	119	1.0%
Total in-force policies as of December 31, 2013		11,506	100.0%

Competitive Strengths

Since we assumed our first insurance policies in December of 2012, our growth has been due to our competitive strengths, which include:

•	Our knowledge of insurance products. Our underwriting and marketing operations are managed and staffed by qualified and experienced team members with specific expertise in the product lines being offered.
•	Our local market expertise. Through our management team and key employees, we have developed an understanding of the Louisiana insurance market in which we operate, which we believe provides us with competitive advantages in terms of marketing, underwriting, claims servicing and policyholder service in Louisiana.
•	Our ability to attract independent agents. Our management team’s extensive industry experience and network of contacts facilitates our ability to attract a network of independent agents that we believe will direct potential policyholders to our company to fulfill their homeowners insurance needs.
•	Our outsourced policy administration system. Rather than keeping our policy administration function in-house, we have outsourced all of our policy administration services, which allows this function of our business to operate as a variable cost. As our premium volumes grow, such costs increase, but in times of premium contraction, such costs will decrease. Further, outsourcing our policy administration services provides us with access to better processes and systems than we would likely have had we chosen to operate such policy administration function in-house. We find that partnering with a policy administration provider will provide us and our agents a better, more robust platform than we could likely build and service on our own.
•	Our strategy to accept dwelling wind and hail-only policies through Citizens. We assumed approximately 3,000 wind and hail-only policies from Citizens through their Round 6 Depopulation Program in December 2012 and approximately 3,800 wind/hail-only policies in the December 2013 takeout, of which approximately 2,500 and 3,500 policies are still in-force as of December 31, 2013, respectively. We believe our relationship with Citizens will also allow us to participate in future depopulation programs in Louisiana.
•	Our underwriting eligibility criteria and underwriting approach. Unlike some competitors, we offer full coverage, all peril products throughout our area of operations. Our underwriting experience provides a unique perspective that we believe allows superior risk selection on overall risk eligibility, preferred and non-preferred geographical locations of risk and specific risk characteristics.

Competition

We operate in a highly competitive market and face competition from national and regional insurance companies, many of whom are larger and have greater financial and other resources and offer more diversified insurance coverage. Our competitors include companies which market their products through independent agents, as well as companies with captive agents. Large national companies may have certain competitive advantages over regional companies, including increased name recognition, increased loyalty of their customer base and reduced policy acquisition costs.

We may also face competition from new entrants in our niche markets. In some cases, these companies may price their products below ours due to their interest in quickly growing their business in Louisiana. Although our pricing is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price. We also compete on the basis of underwriting criteria, our distribution network and superior policy, underwriting and claims service to our agents and insureds.

National and regional companies which compete with us in the homeowners’ market include Lighthouse Property Insurance Corporation, ASI Lloyds, Louisiana Farm Bureau Insurance, Centauri Specialty Insurance Company, Allstate Insurance Company and State Farm Insurance Company. We also compete with other Louisiana domestic property and casualty companies such as Americas Insurance Company, Imperial F&C Insurance Company, and Access Home Insurance Company.

Our Strategies

Our primary goal is to continue to expand our property and casualty writings in Louisiana through:

•	Increasing our number of voluntary policies. In recent years, large national insurance companies have significantly reduced their writings of homeowners’ policies in Louisiana. We believe this trend presents an opportunity to acquire a number of homeowners’ policies from these national insurers. We will focus on expanding our relationship with our network of agents in an effort to secure new voluntary business from such agents. When required, we will also seek the approval of their affiliated insurance companies to become an alternative insurance source for their agents and policyholders in Louisiana.
•	Increasing our assumption of policies held by Citizens. Approximately 8% of Louisiana’s homeowners’ policies are currently written by Citizens. We intend to continue selecting and assuming existing insurance policies from the large pool of policies held by Citizens that meet our underwriting criteria. We also will continue to develop our network of independent agents and, when necessary, obtain approval of their affiliated insurance companies in order to increase the number of policies that we are eligible to assume from Citizens.
•	Strategic acquisitions. We intend to explore growth opportunities through strategic acquisitions, although we are not currently involved in any active negotiations to execute this strategy.
•	Attracting and retaining high-quality agents. We intend to focus our marketing efforts on maintaining and improving our relationships with highly productive independent agents in our current network, as well as on attracting new high-quality agents in areas with a substantial potential for growth. We believe that these agents will play a key role in our efforts to increase the number of voluntary policies written by our insurance subsidiary.
•	Reducing our ratio of expenses to net premiums earned and using technology to increase our operating efficiency. We are committed to improving our profitability by reducing expenses through enhanced technologies and by increasing the number of policies written through the strategic deployment of our capital. We consolidate all processing and administration of our policies to achieve quality control, operating synergies and tighter expense control. We use technology to automate much of our underwriting activities and to efficiently and cost-effectively facilitate policyholder communications.
•	Evaluating appropriate levels of reinsurance and potentially utilizing a reinsurance subsidiary. We will continue evaluating the appropriate amount of reinsurance that we believe will limit our loss exposure on individual property and casualty risks in the most cost-effective manner. We are also considering the formation of a new offshore reinsurance subsidiary through which we can meet certain of our insurance subsidiary’s reinsurance needs.

In addition to the goals and strategies described above, in the future we may diversify our business by offering additional insurance products while maintaining our selective underwriting standards. We may also expand our business outside the State of Louisiana through the organic growth of our company or through strategic acquisitions. We are currently assessing strategic opportunities with regard to product line diversification and geographic expansion outside the Louisiana.

Underwriting

Based on a dynamic set of selective criteria, our underwriters evaluate and select those risks that they believe will enable our insurance subsidiary to achieve an underwriting profit. In order to achieve underwriting profitability on a consistent basis, we focus on (1) the suitability of the risk to be assumed, (2) the adequacy of the premium with regard to the risk to be assumed, and (3) the geographic distribution of existing policies within Louisiana. When considering the suitability of the risk to be assumed and the adequacy of the premium with regard to the risk to be assumed, our underwriters may consider factors such as the age, location, value and construction of the home, as well as the premiums to be received from insuring the home.

When considering the geographic distribution of existing policies, our underwriters may consider the number of other homes insured by the company within the same region, parish, city and/or zip code.

Our underwriters:

•	assess and select quality standard and preferred risks through a sophisticated catastrophe scoring system;
•	adhere to disciplined underwriting guidelines; and
•	utilize various types of risk management and loss control services including inspection, property evaluation and claim and credit history.

The factors, or underwriting criteria, that we consider evolve as we assume more policies. Specifically, our standards have become more geographically precise. Our underwriting criteria will continue to evolve as our business grows and expands.

Maison Insurance also reviews its existing policies and accounts to determine whether those risks continue to meet its underwriting guidelines. If a given policy or account no longer meets those underwriting guidelines, Maison Insurance will take appropriate action regarding that policy or account, including raising premium rates or not renewing the policy to the extent permitted by applicable law, provided that we can cancel policies assumed from Citizens.

We intend to expand into Texas, Hawaii and/or Florida during 2014. We intend to seek licensure by the insurance departments of these states as well as building the appropriate information technology infrastructure to address policy administration, marketing and claim functions. We are in the process of developing a strategy for these expansions, but do not have, at present, concrete plans underlying such strategies.

Claims Administration

Claims administration and adjusting involves the handling of routine “non-catastrophic” claims as well as catastrophic, including those that are wind/hail-related, claims. In the event of a hurricane, our claims volume would increase significantly due to hurricane-related damage. Rather than increase the size of our staff in anticipation of such an event, we believe that outsourcing claims adjusting improves our operational efficiency because an appropriately selected third party will have resources to adjust the hurricane-related claims. Accordingly, we have outsourced our claims adjusting program to certain third party administrators with experience in Louisiana.

Under the terms of the service contract between Maison Insurance and Maison Managers, Maison Managers handles the actual claims administration for both catastrophic and non-catastrophic insurable events. In handling the claims administration, the examiner for Maison Managers reviews all claims and loss reports, and if warranted, investigates such claims and losses.

The field adjusting is outsourced to third-party service providers, who, subject to company guidance and oversight, either settle the claims or contest the claims. Approval for payment of a claim is given by Maison Managers after careful review of the field adjuster's report. We maintain a claims fund for the disbursement of payments to our customers after insurable events, and make deposits into the claims fund as claims are made. We pay adjusters based on a fee for the claim. Such fees could increase as a result of a catastrophic event. Although we are ultimately responsible for paying the claims made by our policyholders, we believe that outsourcing our claims handling program while maintaining an oversight function is an efficient mechanism for handling individual matters, and helps mitigate the animosity that can occur between insured and insurer.

Technology

Our business depends upon the use, development and implementation of integrated technology systems. These systems enable our insurance subsidiary to provide a high level of service to agents and policyholders by processing business in a timely and efficient manner, communicating and sharing data with agents, providing a variety of methods for the payment of premiums and allowing for the accumulation and analysis of information for the management of our insurance subsidiary. We believe the availability and use of these technology systems has resulted in improved service to agents and customers and increased efficiencies in processing the business of Maison Insurance and resulted in lower operating costs.

In addition to normal back-up methods, we also maintain backup copies of our data via offsite backup facilities which can be recovered at any location that has access to the Internet.

Reinsurance

Maison Insurance follows the industry practice of reinsuring a portion of its risk. When an insurance company purchases reinsurance, it transfers or “cedes” all or a portion of its exposure on insurance underwritten by it to another insurer-the “reinsurer.” Although reinsurance is intended to reduce an insurance company’s risk, the ceding of insurance does not legally discharge the insurance company from its primary liability for the full amount of its policies. If the reinsurer fails to meet its obligations under the reinsurance agreement, the ceding company is still required to pay the insured for the loss. The reinsurance agreements entered into by our insurance subsidiary are designed to coincide with the seasonality of Louisiana’s hurricane season.

From year-to-year, both the availability of reinsurance and the costs associated with the acquisition of reinsurance will vary. These fluctuations are not subject to our control and may limit our insurance subsidiary’s ability to purchase adequate coverage.

Third Party Reinsurers

Maison Insurance uses several different reinsurers, all of which, consistent with the requirements of our insurance subsidiary, have an A.M. Best Rating of A- (Excellent) or better. The reinsurance companies are as follows:

•	Hannover Rueckversicherung
•	Everest RE
•	DaVinci Re
•	Renaissance Re
•	Odyssey Re
•	Gen Re

Lloyd’s of London participants are:

•	Amlin
•	Antares
•	AF Beazley
•	Chaucer
•	Canopius
•	Barbican
•	Atrium

Maison Insurance and its reinsurance broker are selective in choosing reinsurers and they consider various factors, including, but not limited to, the financial stability of the reinsurers, the reinsurers’ history of responding to claims, and their overall reputations in making such determinations.

For any storm occurring from June 1, 2013 through May 31, 2014, Maison Insurance has obtained ceded reinsurance protection. For each event occurring within a 96 hour period, Maison Insurance receives reinsurance recoveries up to $9.5 million in excess of $1.5 million per event. This $1.5 million retention is the amount Maison Insurance retains in loss from each storm before the reinsurance protection is available. Maison Insurance also has another layer of reinsurance protection that can be used for the first event for losses above $11 million per event, in an amount up to $13 million. If any of this $13 million coverage is not used from the first event, the remaining portion is available for additional events. This $13 million second layer coverage applies in total for all events occuring during the reinsurance period. For the second event of the season, the earlier described $9.5 million in excess of $1.5 million is available since Maison Insurance has purchased a prepaid reinstatement premium protection for this coverage. The maximum Maison Insurance can pay from June 1, 2013 to May 31, 2014 is $3 million in retention for any number of events as long as the total losses from all events do not exceed the reinsurance limits of all protection layers including the reinstatement of first protection layer, and no single event generates losses greater than $24 million.

Reinsurance Through Reinsurance Subsidiary

We intend to form a third subsidiary — a reinsurance subsidiary domiciled offshore. In the future, this reinsurance subsidiary may be used to meet certain of our insurance subsidiary’s reinsurance needs. For instance, Maison Insurance may determine that it no longer wishes to retain the risk for the first $1.5 million in losses in the event of a catastrophic event and may therefore cede that risk or portions of that risk to our reinsurance subsidiary. Although the terms and rates of any such reinsurance treaty are subject to approval by the LDOI and would be substantially similar to the terms and rates found in our third party reinsurance treaties, any reinsurance premiums retained by our reinsurance subsidiary (i.e., not paid out due to a catastrophic event) would be recognized as a profit by that subsidiary, rather than by a third party reinsurer. To the extent claims stemming from a catastrophic event exceeded such reinsurance premiums, our reinsurance subsidiary may experience underwriting losses. We will need to capitalize our reinsurance subsidiary based on the regulatory requirements of its offshore domicile, which requirements are generally less stringent as compared to domestic regulatory requirements.

Investments

We have tailored our investment policy to minimize risk in the current financial market. Although applicable laws and regulations permit investments (within specified limits and subject to certain qualifications) in federal, state and municipal obligations, corporate bonds, preferred and common equity securities and real estate mortgages, our current investment policy is aimed at avoiding the risk inherent in some of these markets by requiring that all of our cash balances are to be held in high quality fixed income instruments. After the closing of the Offering, and periodically thereafter, we will review our investment policy in light of our then-current circumstances and available investment opportunities.

The cash balances of our subsidiaries may be invested in other types of securities subject to domiciliary state regulations, but those investments are subject to pre-approval by our investment committee and the performance of such investments must be reported to our board of directors quarterly. Our investment policy is approved by our investment committee and is reviewed on a regular basis in order to ensure that our investment policy evolves in response to changes in the financial market. Our investment policy is designed to maximize investment income within specified guidelines, with a strong emphasis on protection of principal.

Regulation

We are subject to the laws and regulations in Louisiana, and will be subject to the regulations of any other states in which we may seek to conduct business in the future. The regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders, as opposed to the interests of insurance companies.

Regulations relate to authorized lines of business, capital and surplus requirements, allowable rates and policy forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control, market conduct, maximum amount allowable for premium financing service charges and a variety of other financial and non-financial components of our business. Our failure to comply with certain provisions of applicable insurance laws and regulations could have a material adverse effect on our business, results of operations or financial condition. In addition, any changes in such laws and regulations, including the adoption of consumer initiatives regarding rates charged for coverage, could materially and adversely affect our operations or our ability to expand.

Many states, including Louisiana, have also enacted laws which restrict an insurer’s underwriting discretion, such as the ability to terminate policies, terminate agents or reject insurance coverage applications, and many state regulators have the power to reduce, or to disallow increases, in premium rates. These laws may adversely affect the ability of an insurer to earn a profit on its underwriting operations.

Certain states have recently adopted laws or are considering proposed legislation which, among other things, limit the ability of insurance companies to effect rate increases or to cancel, reduce or non-renew insurance coverage with respect to existing policies. Also, the Louisiana legislature may adopt similar or more restrictive additional laws in the future, which may adversely affect our business.

Most states, including Louisiana, require licensure and regulatory approval prior to the marketing of new insurance products. Typically, licensure review is comprehensive and includes a review of a company’s business plan, solvency, reinsurance, character of its officers and directors, rates, forms and other financial and non-financial aspects of a company.

The regulatory authorities may not allow entry into a new market by not granting a license or by withholding approval. In addition, regulatory authorities may preclude or delay our entry into markets by disapproving or withholding approval of our product filings. As a newer insurance company, we may also be subject to examination more frequently during our early years of operation.

All insurance companies must file quarterly and annual statements with certain regulatory agencies and are subject to regular and special examinations by those agencies. According to Louisiana insurance law, the commissioner of insurance shall make a regular examination of all insurers doing business in the state no less than once every five years and a special examination of such insurers at any time when, in the opinion of the commissioner, it is necessary for such a special examination to be made.

States routinely require deposits of assets for the protection of policyholders either in those states or for all policyholders. As of December 31, 2013, Maison Insurance held investment securities with a fair value of approximately $100,000 as a deposit with the LDOI.

Restrictions on Payments of Dividends by Domestic Insurance Companies

Under the agreement by which Maison Insurance became authorized to transact insurance business in Louisiana, Maison Insurance is precluded from paying dividends without prior notice to the LDOI. Such preclusion notwithstanding, under Louisiana law, no domestic insurer shall pay any extraordinary dividend or make any other extraordinary distribution to its stockholders until 30 days after the commissioner has received notice of the declaration thereof and has not within that period disapproved the payment, or until the commissioner has approved the payment within the 30-day period. An extraordinary dividend or distribution includes any dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months exceeds the lesser of the following: (a) 10% of the insurer’s surplus as regards policyholders as of the 31st day of December next preceding or (b) the net income, not including realized capital gains, for the twelve-month period ending the 31st day of December next preceding, but not including pro rata distributions of any class of the insurer’s own securities. In determining whether a dividend or distribution is extraordinary, an insurer may carry forward net income from the previous two calendar years that has not already been paid out as dividends. This carry forward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains, less dividends paid in the second and immediate preceding calendar years. Notwithstanding any other provision of law, an insurer may declare an extraordinary dividend or distribution which is conditional upon the commissioner’s approval, and the declaration shall confer no rights upon stockholders until either the commissioner has approved the payment of the dividend or distribution, or, the commissioner has not disapproved payment within the 30-day period referred to above.

Maison Insurance has not paid any dividends to date. We believe that amounts required to meet our financial and operating obligations will be available from sources other than dividends from Maison Insurance, though there can be no assurance in this regard.

Regulatory considerations, such as the impact of dividends on capital and surplus, which could impact an insurer’s competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, state insurance laws and regulations require that the statutory capital and surplus of an insurance company following any dividend or distribution by it be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

While non-insurance company subsidiaries are not subject directly to the dividend and other distribution limitations that Maison Insurance is, insurance holding company regulations similarly govern the amount that any affiliate within the holding company system may charge any of the insurance companies for service (e.g., management fees and commissions).

NAIC Risk Based Capital Requirements

In order to enhance the regulation of insurer solvency, the NAIC established risk-based capital requirements for insurance companies that are designed to assess capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. These requirements measure three major areas of risk facing property and casualty insurers: (i) underwriting risks, which encompass the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; and (iii) other business risks from investments. Insurers having less statutory surplus than required will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. The LDOI, which follows these requirements, could require Maison Insurance to cease operations in the event it fails to maintain the required statutory capital.

Based upon the 2013 statutory financial statements for Maison Insurance, its statutory surplus exceeded all regulatory action levels established by the NAIC’s risk-based capital requirements.

Based on Risk Based Capital requirements, the extent of regulatory intervention and action increases as the ratio of an insurer’s statutory surplus to its Authorized Control Level, or ACL, as calculated under the NAIC’s requirements, decreases. The first action level, the Company Action Level, requires an insurer to submit a plan of corrective actions to the insurance regulators if statutory surplus falls below 200% of the ACL amount. The second action level, the Regulatory Action Level, requires an insurer to submit a plan containing corrective actions and permits the insurance regulators to perform an examination or other analysis and issue a corrective order if statutory surplus falls below 150% of the ACL amount. The third action level, ACL, allows the regulators to rehabilitate or liquidate an insurer in addition to the aforementioned actions if statutory surplus falls below the ACL amount. The fourth action level is the Mandatory Control Level, which requires the regulators to rehabilitate or liquidate the insurer if statutory surplus falls below 70.0% of the ACL amount.

NAIC Insurance Regulatory Information Systems Ratios

The NAIC has also developed Insurance Regulatory Information Systems (“IRIS”) ratios to assist state insurance departments in identifying companies which may be developing performance or solvency problems, as signaled by significant changes in the companies’ operations. Such changes may not necessarily result from any problems with an insurance company, but may merely indicate changes in certain ratios outside the ranges defined as normal by the NAIC. When an insurance company has four or more ratios falling outside “usual ranges,” state regulators may investigate to determine the reasons for the variance and whether corrective action is warranted. The LDOI is able to calculate and review some IRIS ratios based on the annual statement of Maison Insurance following its first year of operation. However, some of the IRIS ratios are based on year-to-year comparisons, meaning that the LDOI will not be able to calculate those IRIS ratios for Maison Insurance until after its second full year of operation. Due in part to the limited operating history and financial results, the LDOI typically conducts a financial examination of each new insurer following each of its first three years of operation.

Insurance Holding Company Regulation

We are subject to laws governing insurance holding companies in Louisiana where Maison Insurance is domiciled. These laws, among other things, (i) require us to file periodic information with the LDOI, including information concerning our capital structure, ownership, financial condition and general business operations, (ii) regulate certain transactions between us and our affiliates, including the amount of dividends and other distributions and the terms of surplus notes and (iii) restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval. Any purchaser of 10% or more of the outstanding shares of our common stock will be deemed to have acquired a controlling interest in Maison Insurance and will be required to file an acquisition statement with the LDOI for review and regulatory approval. Any purchaser of 5% or more of the outstanding shares of our common stock will be required to notify the LDOI of the acquisition; any such acquiring party then will be required to file an acquisition statement with the LDOI unless the purchaser acquires less than 10% of the outstanding shares of our common stock and files a statement disclaiming control of our insurance subsidiary in a format promulgated by the LDOI.

Legislation

From time to time, new regulations and legislation are proposed to bring the industry under regulation by the federal government, to control premiums, policy terminations and other policy terms and to impose new taxes and assessments. It is not possible to predict whether, in what form or in what jurisdictions, any of these proposals might be adopted, or the effect, if any, on us.

Employees

As of December 31, 2013 we had 5 employees, all of whom are full time employees. We are not a party to any collective bargaining agreement and have not experienced any work stoppages or strikes as a result of labor disputes. We consider relations with our employees to be satisfactory.

Facilities

Maison Insurance leases approximately 3,500 square feet of office space in Baton Rouge, Louisiana. The lease for the office space expires in December, 2017. The annual rent for the office space is approximately $65,000, which is payable in equal monthly installments.

Legal Proceedings

We are subject to routine legal proceedings in the ordinary course of business. However, we are not aware of any such legal proceedings against us at the present time.

Risks Associated With Our Business

In evaluating our business, the following items should be taken into consideration:

We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development.

•	In the Louisiana property and casualty insurance market, we compete with large, well-established insurance companies, as well as other specialty insurers. Most of these competitors possess greater financial resources, larger agency networks and greater name recognition than we do.
•	We write insurance policies that cover homeowners, manufactured homes and tenants for losses that result from, among other things, catastrophes. We are, therefore, subject to claims arising out of catastrophes that may have a significant effect on our business, results of operations, and financial condition.
•	Catastrophes can be caused by various events, including hurricanes, windstorms, hailstorms, explosions, power outages, fires and man-made events.
•	The insurance industry is highly regulated and supervised. Maison Insurance is subject to the supervision and regulation of Louisiana. These regulations are administered by the State of Louisiana and relate to, among other things: approval of policy forms and premium rates; licensing of insurers and their products; restrictions on the nature, quality and concentration of investments; restrictions on the ability of our insurance subsidiary to pay dividends to us; restrictions on transactions between insurance company subsidiaries and their affiliates; and standards of solvency, including risk-based capital measurements.
•	We lack geographic diversification of our policyholders, who are concentrated in Louisiana.
•	A majority of our in-force policies were acquired through the Citizens take-out program and all of such assumed policies cover losses arising only from wind and hail, which creates large concentration of our business in wind and hail only coverage and limits our ability to implement our restrictive underwriting guidelines.

Investment Prior to the Offering

On January 23, 2014, FMG, an entity of which our Chairman of the board, Gordon G. Pratt, is Managing Member and controlling equity holder, invested $2 million in the company in exchange for 80,000 Preferred Shares of the company pursuant to the terms and conditions of the Preferred Shares Purchase Agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the company. The Preferred Shares will not pay any dividends. When converted, the Preferred Shares will convert into i) 227,272 shares of common stock of the company, which is equal to $2 million of our common stock at 80% of the offering price per share of our common stock issued in this Offering (which we have assumed to be $11.00 per share the midpoint of the price range set forth on the cover page of this prospectus), subject to certain adjustments, and ii) one warrant per share of common stock issued as a result of the conversion. The conversion into shares of our common stock and warrants will be deemed to have occured immediately prior to the closing of this Offering. Each warrant will entitle the holder to purchase one share of our common stock at a price equal to 120% of the offering price per share of our common stock issued in this Offering, subject to certain adjustments under the Warrant Agreement. The warrants will have an expiry date of 5 years from the date of issuance and will be immediately exercisable after issuance in accordance with the exercise procedure under the Warrant Agreement. The warrants will be redeemable by us at a price of $0.01 per warrant during any period in which the closing price of our shares of common stock is at or above 175% of the price of shares of our common stock issued in this Offering for 20 consecutive trading days. The warrant holder will be entitled to a 30 day notice prior to the date of such redemption. If the Offering is not completed within one year from the date of issuance, we will redeem the Preferred Shares at a value equal to original investment plus a 12% premium. The common stock issued to FMG upon conversion of the Preferred Shares will have piggyback registration rights for future registrations of the company’s common stock under the Securities Act (other than certain excluded registrations) and, upon the two-year anniversary of the Offering, FMG will also have a one-time demand registration right on such common stock, subject to certain restrictions. If all the Preferred Shares are converted and all the warrants are exercised immediately following the Offering, FMG will own approximately 12.0% (or 11.0% if the underwriters exercise their over-allotment in full) of our outstanding common stock immediately after the Offering. We used the proceeds from this investment to settle intercompany payables to our immediate parent, Kingsway America Inc. This intercompany payable amount originates from payments made by Kingsway America Inc. on our behalf to various third-party vendors and also includes approximately $68,000 related to accounting services provided by Kingsway America Inc. to us. For a complete description of the terms of this investment and the rights and preferences of the Preferred Shares (and the common stock and warrants underlying such Preferred Shares), please refer to the Preferred Shares Purchase Agreement, the Warrant Agreement and the Certificate of Designation of Preferred Shares filed as an exhibit to the Registration Statement of which this prospectus forms a part.

MANAGEMENT

Our Directors and Executive Officers Following the Separation

The following table sets forth the names, ages and positions of our directors and executive officers.

Name	Age	Position(s)
Douglas N. Raucy	57	President and Chief Executive Officer and Director
John S. Hill	57	Vice President and Chief Financial Officer
Dean Stroud	62	Vice President of Operations and Chief Underwriting Officer of Maison Insurance
Gordon G. Pratt	52	Chairman of the Board of Directors
Hassan R. Baqar	36	Director
Leo Christopher Saenger III	46	Director
Larry G. Swets, Jr.	39	Director

Douglas N. Raucy has served as our President and Chief Executive Officer and as a member of our board of directors since its inception in October 2012. He has served in the same positions at Maison Insurance Company and at Maison Managers Inc. since their inception in October 2012. Prior to joining our company, Mr. Raucy served as the Chief Executive Officer and President and as a member of the board of directors of Access Home Holdings LLC, Access Home Insurance Company and Access Home Managers LLC from August 2011 to October 2012. He also served as the Chief Executive Officer and President and as a member of the board of directors of Prepared Holdings LLC, Prepared Insurance Company and Prepared Managers LLC. From January 2001 to August 2008, he served as the Chief Operating Officer of the Institute of Business and Home Safety (IBHS), a property mitigation firm that focuses on disaster-resistance property research and education. Mr. Raucy’s prior executive experience also includes positions held during his 20 year tenure at Allstate Insurance Company, including his role as the Director and Founder of the National Catastrophe Team and National Catastrophe Center from 1995 through 2001, where he led the Allstate Insurance Company efforts for every major national catastrophe. He previously served as a member of the advisory board for Marshall Swift/Boech and a consultant to the Ocean Research & Resources Advisory Panel, a U.S. federal advisory committee studying the effects of the ocean on global weather patterns. Mr. Raucy obtained a bachelor’s degree from Utah State University. We believe Mr. Raucy’s qualifications to serve on our board of directors include his extensive experience serving as the President and Chief Executive Officer and as a member of the board of directors of several companies within the insurance industry.

John S. Hill, CPA, has served as our Vice President and Chief Financial Officer since July 2013. He has served as the Vice President, Chief Financial Officer and Treasurer of Maison Insurance Company and of Maison Managers Inc. since July 2013. Prior to joining our company, Mr. Hill served as an Accounting Manager at AmeriLife Group, LLC from June 2013 to July 2013 and as the founder and owner of his consulting business, Hill Consulting Services LLC from July 2009 to June 2013. From June 2010 to September 2011, Mr. Hill served as the Chief Financial Officer of Prepared Insurance Company and prior to that, he served as the Chief Financial Officer, Controller and Treasurer of Travelers of Florida from May 1998 to June 2009. Mr. Hill also served as the Chief Financial Officer of Carolina Casualty Insurance Company from 1989 to 1997. He is currently a member of the board of directors of Carlyle Homeowners Association. Mr. Hill served on the Board of Governors of the Florida Automobile Joint Underwriting Association from 1999 through 2003. Mr. Hill’s executive experience includes his prior roles as a national insurance audit instructor and peer review team member in KPMG’s insurance practice. He is a certified public accountant and member of the American Institute of CPAs. Mr. Hill obtained a bachelor’s degree from Iowa State University with a double major in economics and accounting. He is a member of the American Institute of CPAs.

Dean Stroud has served as our Vice President of Operations and Chief Underwriting Officer and has been a member of the board of directors of Maison Insurance since October 2012. Prior to joining Maison Insurance, he was the Chief Underwriting Officer and a member of the board of directors of Access Home Insurance Company in Baton Rouge, Louisiana from September 2011 to October 2012, where he managed and supervised company underwriting operations. Mr. Stroud served as the Senior Underwriting Consultant of Americas Insurance Company from January 2011 to September 2011 and prior to that, served as their

Chief Underwriting Officer from April 2010 to January 2011. From October 2003 to May 2009, he was the Vice President of MacNeill Group, Inc., where he directed Louisiana underwriting and claims operations as a service provider for Citizens. Mr. Stroud’s prior executive experience also includes several positions held at Audubon Insurance Company, which he joined in 1971. At Audubon Insurance Company, he served in various commercial lines underwriting, underwriting management and other management positions and subsequently was responsible for companywide standard personal and commercial lines underwriting operations in Louisiana and supervised company marketing operations. Mr. Stroud was later named Audubon Insurance Company’s Vice President and was responsible for all standard personal and commercial lines underwriting in a six state region. He was subsequently appointed Senior Vice President of Audubon Insurance Company with responsibility for companywide standard lines underwriting operations and all company branch offices. Following those positions, Mr. Stroud became President and Chief Operating Officer of Audubon Insurance Group and President of Audubon Insurance Company and Audubon Indemnity Company. He also was a director of Audubon Insurance Company and Audubon Indemnity Company. Mr. Stroud has held positions on advisory committees to the Professional Insurance Agents of Louisiana and has served on the board of directors of the Property Insurance Association of Louisiana. He earned a Bachelor of Arts degree from Louisiana State University in 1974. Additionally, he has completed The Management Program at the College of Insurance in Princeton, New Jersey and the American International Group’s Strategic Leadership in the Marketplace program in New York.

Gordon G. Pratt has served as the Chairman of our board of directors since November 2013. Since March 2004, Mr. Pratt has been Managing Member of FMG. From June 2004 to April 2006, he served as the Senior Vice President, Corporate Development of the Willis Group in New York and London, prior to which he was an equity holder and Managing Director of Hales Capital Advisors LLC and the Managing Partner of Distribution Partners Investment Capital L.P., a private equity fund focused on the insurance industry. Mr. Pratt currently serves as Chairman of the board of directors (and on the audit and compensation committees) of Atlas Financial Holdings, Inc. (NASDAQ: AFH). He previously served as Vice Chairman of the board of United Insurance Holdings Corp. (NASDAQ: UIHC) and as Vice Chairman of the board of privately-held Avalon Risk Management Insurance Agency LLC. Mr. Pratt also served as a member of the board of directors of United Property & Casualty Insurance Company and as Chairman of the boards of directors for FMG Acquisition Corp. (OTC: FMGQ) and of privately-held Risk Enterprise Management Limited. Before joining Hales, Mr. Pratt was a Senior Vice President and a member of the management committee of Conning & Company, where he helped to raise and invest capital for three Conning Private Equity funds. He began his career at The Chase Manhattan Bank, N.A. in New York. Mr. Pratt obtained a bachelor’s degree from Cornell University and a Master of Management degree from Northwestern University. We believe Mr. Pratt’s qualifications to serve on our board of directors include more than 25 years’ experience in insurance company financial statement analysis and assessment and his experience serving as chairman or vice chairman on the boards of directors of other publicly-traded and privately held insurance enterprises.

Hassan R. Baqar has served as a member of our board of directors since October 2012 and has been a member of the board of directors of Maison Insurance and Maison Managers since October 2012. Since January 2011, Mr. Baqar has served as the Vice President of Kingsway America Inc., which is a subsidiary of KFSI and as Vice President of KFSI since January 2014. By virtue of a management services agreement between 1347 Advisors LLC, a wholly owned subsidiary of KFSI, and United Insurance Management, L.C., he has also served as the Chief Financial Officer of United Insurance Holdings Corp, a publicly-held property and casualty insurance holding company. Before joining Kingsway America Inc., Mr. Baqar served as the Director of Finance of Itasca Financial LLC, an advisory and investment firm specializing in the insurance industry, from April 2008 to December 2009. His previous experience includes positions held at Kemper Insurance Companies, a diversified mutual property-casualty insurance provider, from June 2000 to April 2008, where he most recently served as a senior analyst. Mr. Baqar obtained a bachelor’s degree from Monmouth College and a Master of Business Administration from Northeastern Illinois University. He also holds a Certified Public Accountant designation. We believe Mr. Baqar’s qualifications to serve on our board of directors include his approximately five years of experience as a finance executive in the insurance industry.

Leo Christopher Saenger III has served as a member of our board of directors since November 2013. Since February 2005, Mr. Saenger has served as President of Reliant Star Capital, Inc., which he founded in 2005 to focus on small and middle market private equity transactions. Based in New York, Reliant Star Capital, Inc. has consummated investments in industries ranging from computer peripherals to healthcare products and energy distribution. Prior to starting Reliant Star Capital, Inc., Mr. Saenger was a Partner at One Equity Partners, or OEP, a $5 billion private equity fund of J.P. Morgan, where he led investments in a variety of industries including healthcare, business services, aviation services and specialty insurance and completed dozens of acquisitions and add-on acquisitions for portfolio companies. During his approximately 10 years with OEP, Mr. Saenger took a leave of absence from April 2000 to February 2001 to work directly under Jamie Dimon, who was the newly-appointed CEO of Bank One, prior to its acquisition by JP Morgan Chase. At Bank One, Mr. Saenger led a five person “skunk works” team that worked on a variety of high-level banking strategic initiatives including technology reviews of various departments, competitive benchmarking, acquisition target analysis, and market research. Mr. Saenger started his career with Continental Illinois Venture Corp., the private equity branch of Continental Bank. He currently serves as a member of the board of directors (and on the audit committee) of Aphena Pharma Holdings and as a member of the board of directors of the Scarsdale Golf Club, which is a non-profit organization. Mr. Saenger is also a Trustee on the board of trustees of the St. Pius X Church, which is a non-profit organization. Mr. Saenger obtained a bachelor’s degree in finance and economics from the University of Notre Dame where he graduated cum laude and a Master of Business Administration with a double major in finance and entrepreneurial management from the University of Pennsylvania Wharton School of Business. We believe Mr. Saenger’s qualifications to serve on our board of directors include his approximately 20 years of management and investment experience leading Reliant Star Capital, Inc. and his experience serving on other boards and board committees across a broad range of industries.

Larry G. Swets, Jr. has served as a member of our board of directors since November 2013. Since July 2010, Mr. Swets has served as the President and Chief Executive Officer of KFSI, our Parent company, and prior to that, served as Executive Vice President of Corporate Development for that entity from January 2010 to July 2010. Before joining KFSI, in 2005, Mr. Swets founded Itasca Financial LLC, an advisory and investment firm specializing in the insurance industry. Prior to his work at Itasca Financial LLC, Mr. Swets served as an insurance company executive and advisor, including the role of Director of Investments and Fixed Income Portfolio Manager for Kemper Insurance. At Kemper Insurance, he also evaluated business units, executed corporate transactions and divestitures, and developed financial projections and analysis for the company during its runoff stage. Mr. Swets began his career in insurance as an intern in the Kemper Scholar program in 1994. Mr. Swets is a member of the board of directors of Kingsway Financial Services Inc. and Atlas Financial Holdings, Inc. He is currently a member of the Young Presidents’ Organization. Mr. Swets previously served as a member of the board of directors of United Insurance Holdings Corp. from 2008 to March 2012 and Risk Enterprise Management Ltd from November 2007 and May 2012. Mr. Swets obtained a bachelor’s degree from Valparaiso University and a Master’s degree in finance from DePaul University. He also holds the Chartered Financial Analyst designation. We believe Mr. Swet’s qualifications to serve on our board of directors includes his more than ten years of executive management and leadership experience in the insurance industry.

There are no family relationships between any of our executive officers and directors. The business address of each of our executive officers and directors is 9100 Bluebonnet Centre Blvd., Suite 502, Baton Rouge, LA 70809.

The Board of Directors Following the Separation

Our business and affairs are managed under the direction of our board of directors. We currently have five directors, two of whom are considered independent under the independence requirements of NASDAQ. Our directors will have discretion to increase or decrease the size of the board of directors. Our board of directors will be divided into three classes with staggered terms, which means that directors in one of the classes will be elected each for a new three-year term. Class I directors will have an initial term expiring in 2015, Class II directors will have an initial term expiring in 2016 and Class III directors will have an initial term expiring in 2017.

Upon completion of this offering, Hassan R. Baqar and Douglas N. Raucy will become Class I directors, Gordon G. Pratt and Leo Christopher Saenger III will become Class II directors and Larry G. Swets, Jr. will become a Class III director.

Director Independence

Messrs. Pratt and Saenger meet NASDAQ’s listing standards for independence. The NASDAQ listing rules require that the board be comprised of a majority of independent directors. We intend to rely on the phase-in-periods provided by the NASDAQ rules and Rule 10A-3(b)(iv)(A) of the Exchange Act, which provide for phase-in compliance where the issuer has not previously been required to file public company reports under Section 13(a) or 15(d) of the Exchange Act. Accordingly, we plan to have a board of directors comprised of a majority of independent directors and an audit committee, compensation and management resources committee and nominating and corporate governance committee comprised solely of independent directors within one year of our listing.

There are no family relationships among any of the individuals who are expected to serve as members of our board of directors and as our executive officers.

Board Committees

Prior to the consummation of this Offering, our board of directors will have an audit committee, a compensation and management resources committee and a nominating and corporate governance committee.

The table below provides committee assignments for each of the committees of our board of directors:

Name	Audit Committee	Compensation and Management Resources Committee	Nominating and Corporate Governance Committee
Hassan R. Baqar	✓
Gordon G. Pratt	✓
Douglas N. Raucy
Leo Christopher Saenger III	✓*	✓	✓
Larry G. Swets, Jr.		✓*	✓*

*	Indicates committee chair.

Audit Committee

The members of the audit committee are Messrs. Baqar, Pratt and Saenger, with Mr. Saenger serving as chair. We are permitted to phase in our compliance with the independent audit committee requirements set forth in NASDAQ rules and relevant Exchange Act rules as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that Mssrs. Pratt and Saenger are independent director under NASDAQ rules and Exchange Act rules. Although Mr. Pratt may be deemed to beneficially own more than 10% of our voting power upon completion of this Offering as a result of his affiliation with FMG and therefore may be deemed to fall outside the non-exclusive safe harbor provision provided by Exchange Act rules, our board of directors has concluded he is independent for the purposes of the NASDAQ rules and Rule 10A-3 of the Exchange Act. Further, we believe we are in compliance with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and Exchange Act rules and regulations and we intend to comply with any and all future requirements to the extent they become applicable to us. We also expect that, within one year of our listing on NASDAQ, Mr. Baqar will have resigned from our audit committee and any additional new director or directors added to the audit committee will be independent under NASDAQ rules and Exchange Act rules. Our board of directors has determined that Messrs. Baqar, Pratt and Saenger each qualify as an “audit committee financial expert” as defined in the federal securities laws and regulations.

The audit committee will be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management, as well as monitoring the integrity of the financial statements, the independent auditors' qualifications, independence and performance, the performance of our internal audit function and compliance by our company with certain legal and regulatory requirements. The board of directors and the audit committee will discuss matters relating to risks that arise or may arise. Investors will be able to view our audit committee charter on the corporate governance section of our investor relations website at www.maisonins.com.

Compensation and Management Resources Committee

The members of the compensation and management resources committee are Messrs. Saenger, and Swets, with Mr. Swets serving as chair. We are permitted to phase in our compliance with the independent compensation committee requirements set forth in NASDAQ rules and relevant Exchange Act rules as follows: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. Our board of directors has determined that Mr., Saenger is an independent director under NASDAQ rules and Exchange Act rules. We expect that, within 90 days of our listing on NASDAQ, Mr. Swets will have resigned from our compensation and management resources committee and any additional new director or directors added to the compensation and management resources committee will be independent under NASDAQ rules and Exchange Act rules.

Our compensation and management resources committee will have responsibility for, among other things, all compensation arrangements for executive officers and awards under our equity compensation plans. Investors will be able to view our compensation and management resources committee charter on the corporate governance section of our investor relations website at www.maisonins.com.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Mssrs. Saenger and Swets, with Mr., Swets serving as chair. NASDAQ requires all director nominees to be selected or recommended for selection by our board of directors by a committee composed only of independent directors or, if no such committee exists, by independent directors constituting a majority of the independent directors of our board of directors in a vote in which only the independent directors participate.

The nominating and corporate governance committee will identify individuals qualified to become board members and recommend to our board of directors the director nominees for each annual meeting of stockholders. It also will review the qualifications and independence of the members of our board of directors and its various committees on a regular basis and make any recommendations the committee members may deem appropriate from time to time concerning any changes in the composition of our board of directors and its committees. The nominating and governance committee also will recommend to our board of directors the corporate governance guidelines and standards regarding the independence of outside directors applicable to our company and review such guidelines and standards and the provisions of the nominating and governance committee charter on a regular basis to confirm that such guidelines, standards and charter remain consistent with sound corporate governance practices and with any legal or regulatory requirements, if applicable. Investors will be able to view our nominating and corporate governance committee charter on the corporate governance section of our investor relations website at www.maisonins.com.

Board Leadership Structure and the Board’s Role in Risk Oversight

Our management is primarily responsible for managing risk and informing the board of directors of the material risks confronting our company. The board of directors has oversight responsibility of the processes established to monitor and manage such risks. The board of directors believes that such oversight function is the responsibility of the entire board of directors through frequent reports and discussions at regularly scheduled meetings of the board of directors. In addition, the board of directors has delegated specific risk management oversight responsibility to the audit committee. In particular, the audit committee oversees the management of risks related to accounting, auditing and financial reporting and maintaining effective internal controls for financial reporting. The independent members of the board of directors oversee risk management related to our corporate governance practices and our executive compensation plans and arrangements. These specific risk categories and our risk management practices are regularly reviewed by the entire board of directors in the ordinary course of regular meetings of the board of directors.

Code of Business Conduct and Ethics

Effective upon completion of this Offering, our board of directors will adopt a written Code of Business Conduct and Ethics applicable to our directors, chief executive officer, chief financial officer and all other officers and employees of our company and our subsidiaries. Copies of the Code of Business Conduct and Ethics will be available without charge on the investor relations portion of our website upon completion of this Offering.

Compensation and Management Resources Committee Interlocks and Insider Participation

None of the members of our compensation and management resources committee is an officer or employee of our company. Mr. Swets currently serves as a member of the board of directors of KFSI.

For 2013, the company’s Named Executive Officers consist of our Chief Executive Officer, our Chief Financial Officer and our Chief Underwriting Officer.

The following individuals, holding the respective positions set forth opposite their names, are the Named Executive Officers for 2013:

Name	Title
Douglas N. Raucy	President, Chief Executive Officer and Director
John Hill	Chief Financial Officer
Dean Stroud	Vice President of Operations and Chief Underwriting Officer of Maison Insurance

2013 Summary Compensation Table

The following table provides information regarding the compensation earned during the last two completed fiscal years by the Named Executive Officers.

Name and Principal Position	Year(4)	Salary ($)		Bonus ($)		Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation(3) ($)	Total ($)
Douglas N. Raucy President, CEO and Director	2013	280,000		50,000	(1)	—	—	—	—	3,733	333,733
	2012	71,077		20,000	(1)	—	—	—	—	—	91,077
John Hill Chief Financial Officer	2013	71,410	(2)	—		—	—	—	—	—	71,410
	2012	—		—		—	—	—	—	—	—
Dean Stroud Vice President of Operations and Chief Underwriting Officer	2013	175,000		—		—	—	—	—	2,479	177,479
	2012	37,692		—		—	—	—	—	—	37,692

Notes:

(1)	These amounts represents cash bonuses paid to Mr. Raucy as part of his offer to join us.
(2)	Mr. Hill joined us on July 15, 2013.
(3)	Amounts reported in this column include contributions to our 401(k) retirement plan.
(4)	Amounts are for full calendar year (12 months) through December 31, 2013.

Mr. Raucy is also eligible for an annual cash bonus of up to 150% of his annual salary, payable solely at the discretion of our board of directors. Messrs. Hill and Stroud are also eligible for an annual cash bonus of up to 75% of their annual salary, payable solely at the discretion of our board of directors.

Narrative Disclosure Regarding Post-Termination Arrangements

We intend to adopt a severance plan for the payment of certain benefits to certain classes of eligible employees of the company and its subsidiaries, including executive officers appointed or elected by the applicable board of directors. Benefits will be paid under this policy following a termination of employment other than for “cause” as defined in the severance policy in connection with a reduction in work force.

Mr. Raucy, as our President and Chief Executive Officer, receives severance benefits pursuant to the terms of his severance agreement. Under the terms of Mr. Raucy’s severance agreement, he is eligible to receive twelve months of base salary for a termination of employment by us other than for “cause,” or by Mr. Raucy for “good reason” (each as defined in the severance agreement).

Director Compensation

Our director compensation program is designed to (i) attract and retain the most qualified people to serve on the board of directors and its committees; and (ii) provide appropriate compensation for the risks and responsibilities of being an effective director. Only non-employee directors of the board of directors are remunerated for serving as directors of the company. Under the non-employee director compensation program, non-employee directors will receive fees of $50,000 annually. The Chair of our audit committee receives an additional $15,000 fee annually. The Chairman of our board receives an additional $25,000 fee annually.

Securities Authorized For Issuance Under Equity Incentive Plan

We have created an equity incentive plan for directors, officers and certain key management employees whereby stock options equal to five percent (5%) of the shares of common stock outstanding at the close of the Offering may be available for award. Such stock options will have a five-year expiration with a strike price equal to the Offering price of our shares of common stock. The options available for grant to the directors shall not exceed two percent, and the remainder — three percent or more — will be available for grant to officers and key management employees. The options granted to employees will vest in five equal installments, with the first such installment vesting upon the date of grant. The options will vest pro-rata should the employee leave voluntarily, without cause, or leave employment due to a disability. The employee options will fully vest in the case of death. If the employee leaves voluntarily, without cause, due to a disability, or in case of death, the stock options will expire ninety days from the date the employment ends. Options awarded to directors will fully vest immediately on the grant date.

Stock options equal to an additional five percent (5%) of the shares of common stock outstanding at the close of the Offering will be available for future grants. The board has discretion to set the terms of these additional options, provided, however, that the strike price of the options will be at or above the then market price of our shares of common stock, and in no case less than our tangible book value per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Related Persons

After the completion of this Offering, transactions between us and our directors, executive officers and significant stockholders will be approved by our audit committee, which will be composed of independent members of our board of directors. Our audit committee charter authorizes the audit committee to hire financial advisors and other professionals to assist the committee in evaluating and approving any transaction between us and any related party.

Indemnification Agreements

We plan to enter into indemnification agreements with each of our directors and executive officers, the form of which is attached as an exhibit to the Registration Statement of which this prospectus is a part. These agreements provide that we will, among other things, indemnify and advance expenses to our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or officer, or any other company or enterprise to which the person provides services at our request. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

Investment Prior to the Offering

On January 23, 2014, FMG, an entity of which our Chairman of the board, Gordon G. Pratt, is Managing Member and controlling equity holder, invested $2 million in the company in exchange for 80,000 Preferred Shares of the company pursuant to the terms and conditions of the Preferred Shares Purchase Agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the company. The Preferred Shares will not pay any dividends. When converted, the Preferred Shares will convert into i) 227,272 shares of common stock of the company, which is equal to $2 million of our common stock at 80% of the offering price per share of our common stock issued in this Offering (which we have assumed to be $11.00 per share the midpoint of the price range set forth on the cover page of this prospectus), subject to certain adjustments, and ii) one warrant per share of common stock issued as a result of the conversion. The conversion into shares of our common stock and warrants will be deemed to have occured immediately prior to the closing of this Offering. Each warrant will entitle the holder to purchase one share of our common stock at a price equal to 120% of the offering price per share of our common stock issued in this Offering, subject to certain adjustments under the Warrant Agreement. The warrants will have an expiry date of 5 years from the date of issuance and will be immediately exercisable after issuance in accordance with the exercise procedure under the Warrant Agreement. The warrants will be redeemable by us at a price of $0.01 per warrant during any period in which the closing price of our shares of common stock is at or above 175% of the price of shares of our common stock issued in this Offering for 20 consecutive trading days. The warrant holder will be entitled to a 30 day notice prior to the date of such redemption. If the Offering is not completed within one year from the date of issuance, we will redeem the Preferred Shares at a value equal to original investment plus a 12% premium. The common stock issuable to FMG upon conversion of the Preferred Shares will have piggyback registration rights for future registrations of the company’s common stock under the Securities Act (other than certain excluded registrations) and, upon the two-year anniversary of the Offering, FMG will also have a one-time demand registration right on such common stock, subject to certain restrictions. If all the Preferred Shares are converted and all the warrants are exercised immediately following the Offering, FMG will own approximately 12.0% (or 11.0% if the underwriters exercise their over-allotment in full) of our outstanding common stock immediately after the Offering. We used the proceeds from this investment to settle intercompany payables to our immediate parent, Kingsway America Inc. This intercompany payable amount originates from payments made by Kingsway America Inc. on our behalf to various third-party vendors and also includes approximately $68,000 related to accounting services provided by Kingsway America Inc. to us. For a complete description of the terms of this investment and the rights and preferences of the Preferred Shares (and the common stock and warrants underlying such Preferred Shares), please refer to the Preferred Shares Purchase Agreement, the Warrant Agreement and the Certificate of Designation of Preferred Shares filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Investment by Management

On February 28, 2014, we entered into a stock option agreement granting Mr. Raucy the option to purchase, at the Offering price (which we have assumed to be $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus), shares of our common stock up to $264,269 in value, which, if exercised in full, would result in the issuance of 24,024 shares of our common stock (the “Option Shares”) upon the exercise of the stock option at the asssumed Offering price. Concurrently with the exercise of the stock option, we will grant an additional 24,024 shares of our common stock (the “Matched Shares”) to Mr. Raucy as a one-for-one match against the Option Shares. The Option Shares and Matched Shares will be restricted and the Matched Shares will vest 100% upon the fifth anniversary of this Offering, subject to Mr. Raucy’s continued service as the President and Chief Executive Officer of the Company until such vesting date. Any sales of Option Shares prior to vesting will result in pro-rata forfeiture of Matched Shares, and termination of Mr. Raucy’s employment before the vesting date of the Matched Shares will result in total forfeiture of the Matched Shares. For a complete description of the terms of this transaction, please refer to the Option Agreement between the Company and Mr. Raucy, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Our Relationship with KFSI

Prior to this Offering we have been a wholly-owned subsidiary of KFSI.

We were incorporated by KFSI to create a new homeowners’ insurance company. Prior to this Offering, KFSI has contributed approximately $9 million in capital, to our company. During and after this Offering we will continue to pursue our business of underwriting homeowners’ insurance.

Immediately following this Offering and the conversion of the Preferred Shares as described herein, KFSI will own approximately 28.2% (or 25.7% if the underwriters exercise over-allotment option in full) of our outstanding common stock, but will no longer be responsible to fund our operations following the closing of this Offering. KFSI is expected to be one of the largest stockholders of our company after the Offering.

Two of our directors, Larry G. Swets, Jr. and Hassan R. Baqar, are currently executive officers of KFSI. Mr. Swets is the Chief Executive Officer of KFSI and Mr. Baqar is a Vice President of KFSI.

Registration Rights Agreement

On February 28, 2014, we entered into a registration rights agreement with Kingsway America Inc., pursuant to which we have agreed that, following the completion of this Offering, subject to the 180-day lock-up period provided for by the underwriting agreement and upon the request of KFSI, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of our common stock held by KFSI following this Offering. KFSI’s common stock will have piggyback registration rights for future registrations of the company’s common stock under the Securities Act (other than certain excluded registrations) and, upon the one-year anniversary of the Offering, KFSI will also have a one-time demand registration right on such common stock, subject to certain restrictions. We will generally be responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement while KFSI is responsible for its own internal fees and expenses. The agreement contains indemnification and contribution provisions by us for the benefit of KFSI and, in limited situations, by KFSI for the benefit of us with respect to the information provided by KFSI included in any registration statement, prospectus or related document. For a complete description of the terms of the registration rights, please refer to the Registration Rights Agreement filed as an exhibit to the Registration Statement of which this prospectus is a part.

Agreements with KFSI

We have entered into and intend to enter into certain agreements with KFSI and its affiliates that will govern the separation of our businesses from KFSI and various relationships with KFSI, including the Transition Services Agreement, which will be executed upon completion of the Offering, and the Management Services Agreement which we entered into on February 11, 2014. These agreements establish certain services that the company will receive from 1347 Advisors, on a permanent basis. These agreements will be subject to the approval of our management and the management of KFSI. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. The agreements described below are filed as exhibits to the Registration Statement of which this prospectus forms a part and the summaries of each of these agreements below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this prospectus.

The Transition Services Agreement

The Transition Services Agreement, which will be effective upon the completion of this Offering, will provide for temporary access to necessary services and resources for which we are currently reliant on KFSI, including but not limited to resources and services related to accounting and reporting, accounts payable, cash management, taxes, compliance with the Sarbanes-Oxley Act of 2002, payroll processing and benefits administration, information technology systems and support, human resource function, and external audit. The Transition Services Agreement stipulates transition deadlines for all the services provided under it, by which time we are expected to establish its own independent functions for such services.

The charges for the transition services generally will be intended to allow KFSI to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses. The charges of each of the transition services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred by KFSI (or an affiliate or subsidiary thereof) for providing the service, including certain fees and expenses of third-party service providers. We will be provided with reasonable information that supports the charges for such transition service by KFSI.

We have been preparing for the transition of the services to be provided by KFSI under the Transition Services Agreement, or third-party providers on behalf of KFSI, to us. We anticipate that we will be in a position to complete the transition of those services on or before one year following the completion of the Offering.

The services intended to be provided under the Transition Services Agreement will terminate at various times specified in the agreement. We may terminate certain specified services by giving prior written notice to the provider of such services and paying any applicable termination charge.

The Transition Services Agreement also provides that neither party will be liable to the other of such service for any special, indirect, incidental or consequential damages, except to the extent such damages result from fraud, gross negligence or intentional misconduct.

The Management Services Agreement

On February 11, 2014, we entered into a Management Services Agreement, which provides for certain permanent services, unless terminated, that we will receive from 1347 Advisors, including forecasting, analysis of capital structure and reinsurance programs, consultation in future restructuring or capital raising transactions, and consultation in corporate development initiatives. For the services performed, 1347 Advisors will be paid a monthly fee equal to 1% of our gross written premiums, as defined in the Management Services Agreement. After the seventh year of the term of the Management Services Agreement, should the ownership of our shares by KFSI or an affiliate or subsidiary thereof fall below fifty percent (50%) of KFSI’s (or an affiliate or subsidiary thereof) ownership of our shares at the close of the Offering, the monthly fee shall be calculated by (a) dividing the existing shares owned by KFSI (or an affiliate or subsidiary thereof) by the number of original shares owned by KFSI (or an affiliate or subsidiary thereof) at the close of the Offering, and (b) multiplying by 1% of our gross written premiums, as defined in the Management Services Agreement. For illustrative purposes, if KFSI (or an affiliate or subsidiary thereof) owned ten shares at the close of the Offering, and in the eighth year, sold six shares, resulting in ownership of four shares, the fee would be four divided by ten multiplied by one percent, or 0.4% annualized.

The Management Services Agreement will only terminate by mutual consent of both parties, except in case of certain exceptions as stated in the form of the agreement. With respect to termination for any reason of the Management Services Agreement (other than due to gross negligence or willful misconduct of 1347 Advisors), we will be required to pay 1347 Advisors an amount equal to twenty times the consulting fee paid to 1347 Advisors in the most recent calendar year immediately preceding.

The liabilities of 1347 Advisors under the Management Services Agreement will generally be limited to the aggregate fees paid to 1347 Advisors pursuant to the agreement for the six months prior to the time the liability arose.

Trademark License Agreement

On February 28, 2014, we entered into a Trademark License Agreement with 1347 Advisors LLC, whereby we are given a limited right to use “1347” in our name and current logo.

Expenses

We shall pay, or reimburse KFSI to the extent it has paid such amounts, all third-party costs, fees and expenses relating to the Offering, the underwriting discounts and commissions, all of the reimbursable expenses of the underwriters pursuant to the underwriting agreement, all of the costs of producing, printing, mailing and otherwise distributing the prospectus, and all other third-party fees, costs and expenses paid or incurred in connection with our separation from KFSI.

PRINCIPAL STOCKHOLDERS

The following table sets forth the anticipated information with respect to the beneficial ownership of our common stock, as of the closing date of the Offering, on a pre-offering basis and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

•	Each of our directors;
•	Each of our executive officers;
•	All of our directors and executive officers as a group; and
•	Each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of the closing date of the Offering, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Accordingly, the following table also does not reflect the shares of common stock issuable upon the exercise of stock options or other rights to acquire or receive payments in respect of common stock that we expect to grant in connection with our Equity Incentive Plan as such awards do not vest during the 60-day period subsequent to the completion of this offering. Prior to this Offering, KFSI is the sole owner. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. The address for each director and executive officer listed is: c/o 1347 Property Insurance Holdings, Inc., 9100 Bluebonnet Centre Blvd., Suite 502, Baton Rouge, LA 70809.

	Beneficially Owned Before the Offering		Beneficially Owned After the Offering
	Number of Shares	Percent	Assuming No Over-Allotment			Assuming Maximum Over-Allotment
Name and Address of Beneficial Owners			Number of Shares		Percent	Number of Shares		Percent
5% Shareholders:
KFSI	1,000	100%	1,000,000		26.5	1,000,000		24.3
FMG	—	—	454,544	(1)	12.0	454,544	(1)	11.0
Named Executive Officers and Directors:
Gordon Pratt	—	*	454,544	(1)	12.0	454,544	(1)	11.0
Larry G. Swets, Jr.	—	*	—		*	—		*
Chris Saenger	—	*	—		*	—		*
Douglas Raucy	—	*	48,048	(2)	1.3	48,048	(2)	1.2
Hassan Baqar	—	*	—		*	—		*
Dean Stroud	—	*	—		*	—		*
John Hill	—	*	—		*	—		*
All Executive Officers and Directors as a Group (7 people)	1,000	100%	1,502,592		39.8	1,502,592		36.5

*	Represents less than 1%.
(1)	FMG, of which Gordon G. Pratt is Managing Member and controlling equity holder, presently 80,000 Preferred Shares which will convert into 227,272 shares of common stock and 227,272 warrants exercisable for common stock as described herein. The shares of common stock stated above represent shares of common stock received upon conversion of Preferred Shares and full exercise of the warrants underlying such Preferred Shares by FMG.
(2)	Includes 24,024 Option Shares and 24,024 Matched Shares. See “Certain Relationships and Related Party Transactions — Investment by Management” for more information.

DESCRIPTION OF SECURITIES

We have provided below a summary description of our capital stock as it will be in effect upon completion of this Offering. This description is not complete. You should read the full text of our Third Amended and Restated Certificate of Incorporation and amended and restated by-laws, which are filed as exhibits to the Registration Statement of which this prospectus is a part, as well as the provisions of applicable Delaware law.

Distributions of Securities

Except for our issuance of common stock upon formation to Kingsway America Inc. (“KAI”), our sole common stockholder prior to the completion of this offering and the stock split in connection with such shares which which will occur prior to the consummation of this Offering and which will result in KAI owning 1,000,000 shares of our common stock, in the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, which were not registered under the Securities Act, other than the issuance of Preferred Shares to FMG described below.

On January 23, 2014, FMG, an entity of which our Chairman of the board Gordon G. Pratt is Managing Member and controlling equity holder, invested $2 million in the company in exchange for 80,000 Preferred Shares of the company pursuant to the terms and conditions of the Preferred Shares Purchase Agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the company. The Preferred Shares will not pay any dividends. When converted, the Preferred Shares will convert into i) 227,272 shares of common stock of the company, which is equal to $2 million of our common stock at 80% of the offering price per share of our common stock issued in this Offering (which we have assumed to be $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus), subject to certain adjustments and ii) one warrant per share of common stock issued as a result of the conversion. The conversion into shares of our common stock and warrants will be deemed to have occured immediately prior to the closing of this Offering. Each warrant will entitle the holder to purchase one share of our common stock at a price equal to 120% of the offering price per share of our common stock issued in this Offering, subject to certain adjustments under the Warrant Agreement. The warrants will have an expiry date of 5 years from the date of issuance and will be immediately exercisable after issuance in accordance with the exercise procedure under the Warrant Agreement. The warrants will be redeemable by us at a price of $0.01 per warrant during any period in which the closing price of our shares of common stock is at or above 175% of the price of shares of our common stock issued in this Offering for 20 consecutive trading days. The warrant holder will be entitled to a 30 day notice prior to the date of such redemption. If the Offering is not completed within one year from the date of issuance, we will redeem the Preferred Shares at a value equal to original investment plus a 12% premium. The common stock issuable to FMG upon conversion of the Preferred Shares will have piggyback registration rights for future registrations of the company’s common stock under the Securities Act (other than certain excluded registrations) and, upon the two-year anniversary of the Offering, FMG will also have a one-time demand registration right for such common stock, subject to certain restrictions. If all the Preferred Shares are converted and all the warrants are exercised immediately following the Offering, FMG will own approximately 12.0% (or 11.0% if the underwriters exercise their over-allotment in full) of our outstanding common stock immediately after the Offering (assuming the underwriters do not exercise their over-allotment option). We used the proceeds from this investment to settle intercompany payables to our immediate parent, Kingsway America Inc. This intercompany payable amount originates from payments made by Kingsway America Inc. on our behalf to various third-party vendors and also includes approximately $68,000 related to accounting services provided by Kingsway America Inc. to us. For a complete description of the terms of this investment and the rights and preferences of the Preferred Shares (and the common stock and warrants underlying such Preferred Shares), please refer to the Preferred Shares Purchase Agreement, the Warrant Agreement and the Certificate of Designation of Preferred Shares filed as an exhibit to the Registration Statement of which this prospectus forms a part.

On February 28, 2014, we entered into a stock option agreement granting Mr. Raucy the option to purchase, at the Offering price (which we have assumed to be $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus), shares of our common stock up to $264,269 in value, which, if exercised in full, would result in the issuance of 24,024 shares of our common stock (the “Option Shares”) upon the exercise of the stock option at the asssumed Offering price. Concurrently with the exercise of the stock option, we will grant the Matched Shares to Mr. Raucy as a one-for-one match against the Option Shares. The Option Shares and Matched Shares will be restricted and the Matched Shares will vest 100% upon the fifth anniversary of this Offering, subject to Mr. Raucy’s continued service as the President and Chief Executive Officer of the company until such vesting date.

Authorized Capital Stock

Upon completion of this Offering, our authorized capital stock will consist of up to 10,000,000 shares of common stock, par value $0.001, and 1,000,000 shares of preferred stock, par value $25.00.

Common Stock

Shares Outstanding.  Upon completion of this Offering, we expect that approximately 3,548,047 shares of our common stock will be issued and outstanding (assuming the underwriters do not exercise their over-allotment option).

Dividends.  Subject to prior dividend rights of the holders of any preferred stock, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Voting Rights.  Each stockholder will be entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders.

Other Rights.  In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred stock, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not currently entitled to pre-emptive rights.

Fully Paid.  The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

Upon completion of this Offering, the 80,000 shares of our preferred stock currently outstanding will be converted into shares of common stock and warrants as described herein. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the company. The Preferred Shares will not pay a fixed dividend. When converted, the Preferred Shares will convert into i) 227,272 shares of common stock of the company, which is equal to $2 million of our common stock at 80% of the offering price per share of our common stock issued in this Offering (which we have assumed to be $11.00 per share, the midpoint of the price range set forth on the cover page of this prospectus), and ii) one warrant per share of common stock issued as a result of the conversion. The conversion into shares of our common stock and warrants will occur immediately following the closing of this Offering. Each warrant will entitle the holder to purchase one share of our common stock at a price equal to 120% of the offering price per share of our common stock issued in this Offering. The warrants will have an expiry date of 5 years from the date of issuance and will be immediately exercisable after issuance. The warrants will be redeemable by us at a price of $0.01 per warrant if the closing price of our shares of common stock is at or above 175% of the price of shares of our common stock issued in this Offering for 20 trading days in a 30-day period. The holder will be entitled to a 30 day notice prior to the date of redemption. If the Offering is not completed within one year from the date of issuance, we will redeem the Preferred Shares at a value equal to original investment plus a 12% premium. The Preferred Shares do not have any registration rights although the shares of common stock issuable upon conversion of the Preferred Shares have registration rights. See, “Certain Relationships and Related Party Transactions — Investment Prior to the Offering” for more information.

Our Third Amended and Restated Certificate of Incorporation permits us to issue up to 1,000,000 shares of preferred stock from time to time.

Representative's Warrants

We are registering the warrants (and the shares of common stock underlying such warrants) we have agreed to sell to Aegis Capital Corp (the representative of the underwriters in this Offering) and/or its designees to purchase up to a total of 113,636 shares of common stock (5% of the shares of common stock sold in this Offering excluding the over-allotment option). See “Underwriting-Representative's Warrants” beginning on page 82 of this prospectus for a description of these warrants.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

One of our primary sources of liquidity is dividends from our subsidiaries Maison Insurance and Maison Managers. Maison Insurance is regulated under the insurance statutes of the State of Louisiana that impose certain restrictions in payment of dividends above a certain amount. Under the agreement by which Maison Insurance became authorized to transact insurance business in Louisiana, Maison Insurance is precluded from paying dividends without prior notice to the LDOI. Such preclusion notwithstanding, under Louisiana law, no domestic insurer shall pay any extraordinary dividend or make any other extraordinary distribution to its stockholders until 30 days after the commissioner has received notice of the declaration thereof and has not within that period disapproved the payment, or until the commissioner has approved the payment within the 30-day period. An extraordinary dividend or distribution includes any dividend or distribution of cash or other property, whose fair market value together with that of other dividends or distributions made within the preceding twelve months exceeds the lesser of the following: (a) 10% of the insurer’s surplus as regards policyholders as of the 31st day of December next preceding or (b) the net income, not including realized capital gains, for the twelve-month period ending the 31st day of December next preceding, but not including pro rata distributions of any class of the insurer’s own securities. In determining whether a dividend or distribution is extraordinary, an insurer may carry forward net income from the previous two calendar years that has not already been paid out as dividends. This carry forward shall be computed by taking the net income from the second and third preceding calendar years, not including realized capital gains, less dividends paid in the second and immediate preceding calendar years. Notwithstanding any other provision of law, an insurer may declare an extraordinary dividend or distribution which is conditional upon the commissioner’s approval, and the declaration shall confer no rights upon stockholders until either the commissioner has approved the payment of the dividend or distribution, or, the commissioner has not disapproved payment within the 30-day period referred to above.

Maison Insurance has not paid any dividends to date. We believe that amounts required to meet our financial and operating obligations will be available from sources other than dividends from Maison Insurance, though there can be no assurance in this regard.

Regulatory considerations, such as the impact of dividends on capital surplus, which could impact an insurer’s competitive position, the amount of premiums that can be written and the ability to pay future dividends. Further, state insurance laws and regulations require that the statutory capital surplus of an insurance company following any dividend or distribution by it be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

While Maison Managers is not subject directly to the dividend and other distribution limitations that Maison Insurance is, insurance holding company regulations similarly govern the amount that any affiliate within the holding company system may charge any of the insurance companies for service (e.g., management fees and commissions), which can also impact liquidity available to us for payment of dividend to our stockholders. For further discussion on liquidity and capital resources see Management’s Discussion and Analysis on Financial Condition and Results of Operations — Liquidity and Capital Resources.

Anti-Takeover Effects of Delaware Law

Upon the completion of this Offering, we will be subject to Section 203 of the Delaware General Corporation Law, or DGCL, or Section 203. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
•	on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated or associated with the corporation and beneficially owned 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such entity or person is an interest stockholder. Section 203 defines “business combination” to include: (i) any merger or consolidation involving the corporation or a majority-owned subsidiary of the corporation and the interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation or a majority-owned subsidiary of the corporation involving the interested stockholder, (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation or a majority-owned subsidiary of the corporation of any stock of the corporation or such subsidiary to the interested stockholder, (iv) any transaction involving the corporation or a majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder, or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a majority-owned subsidiary of the corporation.

A Delaware corporation may opt out of Section 203 either by an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. We have not opted out, and do not currently intend to opt out, of this provision. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance of such acquisition with our board of directors because the stockholder approval requirement referenced above would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions could prohibit or delay mergers or other takeover or change of control attempts and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Anti-takeover Effects of Our Organizational Documents

Certain provisions of our certificate of incorporation and our bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for shares of our common stock. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect us against an unsolicited proposal for a takeover of us that might affect the long-term value of our common stock or that may not be otherwise in the best interests of our stockholders. For example, our certificate of incorporation and our bylaws:

•	divide our board of directors into three classes with staggered three-year terms, which may delay or prevent a change of our management or a change in control,

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive,
•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates,
•	do not permit stockholders to take action by written consent,
•	provide that special meetings of the stockholders may be called only by or at the direction of the board of directors or at the request of 50% or more of the voting power of all of the outstanding shares of our capital stock entitled to vote on any issue contemplated to be considered at such proposed special meeting,
•	require advance notice be given by stockholders for any stockholder proposals or director nominations,
•	require the approval of 66 2/3% or more of the voting power of all of the outstanding shares of our capital stock entitled to vote to amend our certificate of incorporation, and
•	allow our board of directors to make, alter or repeal our bylaws but only allow stockholders to amend our bylaws upon the approval of 66 2/3% or more of the voting power of all of the outstanding shares of our capital stock entitled to vote.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, LLC and its phone number is 212-828-8436.

NASDAQ Capital Market Listing

We have applied to list our shares of common stock on NASDAQ. We expect that our shares will trade under the ticker symbol “PIH.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation — a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our Third Amended and Restated Certificate of Incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	Any breach of the director’s duty of loyalty to our company or our stockholders;
•	Any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and
•	Any transaction from which the director derived an improper personal benefit.

Our Third Amended and Restated Certificate of Incorporation provides that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was our director, officer, employee or agent, or is or was serving, at our request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to our best interest and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions or suits, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, and court approval is required before there can be any indemnification where the person seeking indemnification has been adjudged to be liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

SHARES AVAILABLE FOR FUTURE SALE

Immediately prior to this Offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this Offering because they are subject to contractual and legal restrictions on resale, some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Sales of Restricted Securities

After this Offering, 3,548,047 shares of our common stock will be outstanding. Of these shares of common stock, all of the shares of common stock sold in this Offering will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 1,275,320 shares of our common stock that will be outstanding after this Offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities or that have been owned for more than one year may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-Up Agreements

KFSI, FMG, and all of our directors and executive officers have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Aegis Capital Corp, for a period of 180 days, subject to possible extension under certain circumstances, after the date of this prospectus. The lock-up restrictions, specified exceptions and the circumstances under which the lock-up period may be extended are described in more detail under “Underwriting — Lock-Up Agreements.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares of common stock to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this Offering, without regard to volume limitations or the availability of public information about us, if:

•	The person is not our affiliate and has not been our affiliate at any time during the preceding three months; and
•	The person has beneficially owned the shares of common stock to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

No shares of our common stock that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this Offering.

Beginning 90 days after the date of this prospectus, and subject to the lock up agreements described above, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 354,805 shares immediately after this Offering, assuming an initial public offering price of $11.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus); and
•	the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Rights

As described above in “Certain Relationships and Related Party Transactions—Investment Prior to the Offering” and “—Registration Rights Agreement” following the completion of this Offering, subject to the 180-day lock-up period described above, each of KFSI and FMG will be entitled, subject to certain exceptions, to certain rights with respect to the registration under the Securities Act of the common stock it holds. By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, either KFSI or FMG could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

Rule 701

Any of our employees, officers or directors who acquired shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

MATERIAL U.S. TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our common stock, or Stockholders, that acquire shares of our common stock pursuant to this Offering and that hold such shares as capital assets (generally, for investment). This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury regulations, judicial opinions and published positions of the IRS and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary does not consider the U.S. federal estate or gift tax consequences of an investment in our common stock, except to the limited extent discussed below for Non-U.S. Holders (as defined below), or the state, local or non-U.S. tax consequences of an investment in our common stock. This summary does not address all of the U.S. federal income tax considerations that might be relevant to a Stockholder in light of its particular circumstances, or that might be relevant to Stockholders subject to special treatment under U.S. federal income tax laws, including, among others, partnerships or other pass-through entities, banks, insurance companies, dealers in securities, persons who hold our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, U.S. Holders (as defined below) who do not have the U.S. dollar as their functional currency, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive our common stock as compensation.

For purposes of this summary, the term “U.S. Holder” means a holder of shares of our common stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States,
•	a corporation (or other entity taxable as a corporation) created in or organized under the laws of the United States, any state thereof or the District of Columbia,
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or
•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means any Holder of shares of our common stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

This discussion does not address the tax consequences to partnerships or other pass-through entities or persons investing through such partnerships or entities. If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such a partner is encouraged to consult its own tax advisors as to the U.S. federal income tax consequences of being a partner in a partnership that acquires, holds or disposes of our common stock.

PROSPECTIVE INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to U.S. Holders, subject to the limitations described above.

Distributions and Dividends

Generally, distributions paid to a U.S. Holder with respect to our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. Holder’s investment, up to such U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under “-Sale, Exchange or Other Taxable Disposition of Our Common Stock.”

Dividends paid by us to corporate U.S. Holders will be eligible for the dividends-received deduction, provided that the corporate U.S. Holder receiving the dividend satisfies the holding period and other requirements for the dividends-received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals) with respect to taxable years beginning after December 31, 2012 generally will be eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals (currently at a maximum tax rate of 20%), provided that the non-corporate U.S. Holder receiving the dividend satisfies the applicable holding period and other requirements, and may also be subject to the Medicare tax described below under “— Medicare Tax.”

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Upon a sale, exchange or other taxable disposition of shares of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of our common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. Holders (including individuals) recognized in taxable years beginning after December 31, 2012 are subject to U.S. federal income taxation at a maximum rate of 20% and possibly the Medicare tax described below under “— Medicare Tax.” The deductibility of capital losses is subject to limitations under the Code.

Medicare Tax

Section 1411 of the Code generally imposes a 3.8% tax on the net investment income of certain individuals with modified adjusted gross income exceeding certain thresholds and on certain income of certain estates and trusts. For these purposes, “net investment income” will generally include interest, dividends (including dividends paid with respect to our common stock), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of shares of our common stock) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain.

Information Reporting and Backup Withholding

In general, dividends on our common stock and payments to a U.S. Holder of the proceeds of a sale, exchange or other disposition of our common stock are subject to information reporting and may be subject to backup withholding at a rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to Non-U.S. Holders, subject to the limitations described above.

Distributions and Dividends

Generally, distributions paid to a Non-U.S. Holder with respect to our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under “— Sale, Exchange or Other Taxable Disposition of Our common Stock.”

Any dividend paid to a Non-U.S. Holder with respect to our common stock generally will be subject to withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). Generally, a Non-U.S. Holder must certify as to its eligibility for reduced withholding under an applicable income tax treaty on a properly completed IRS Form W-8BEN in order to obtain the benefits of such treaty. Non-U.S. Holders that do not timely provide us with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are encouraged to consult their tax advisors regarding possible entitlement to benefits under a tax treaty.

If, however, the Non-U.S. Holder provides an IRS Form W-8ECI, certifying that the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, and otherwise complies with applicable certification requirements, the dividend will not be subject to such withholding. Instead, such dividend will be subject to U.S. federal income tax in the manner described below under “ — Effectively Connected Income.”

Sale, Exchange or Other Taxable Disposition of Our Common Stock

Except as otherwise discussed below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (or, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), (ii) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale, exchange or other taxable disposition occurs and certain other conditions are met, or (iii) we are or become a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder's holding period for our common stock. We do not believe that we are or will become a USRPHC. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the Non-U.S. Holder held (actually or constructively) more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period for our common stock.

Gain described in clause (i) of the paragraph above will be subject to U.S. federal income tax in the manner described below under “ — Effectively Connected Income.” A Non-U.S. Holder described in clause (ii) of the paragraph above will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the net gain derived from the sale, exchange or other taxable disposition, which may be offset by U.S.-source capital losses of the Non-U.S. Holder.

Effectively Connected Income

Any dividend with respect to, or gain realized upon the sale or other disposition of, our common stock that is effectively connected with a trade or business carried on by a Non-U.S. Holder within the United States (or, if an income tax treaty applies, that is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) will be subject to U.S. federal income tax, based on the Non-U.S. Holder’s net income, in the same manner as if the Non-U.S. Holder were a U.S. person for U.S. federal income tax purposes. If a dividend or gain is effectively connected with a U.S. trade or business of a Non-U.S. Holder that is a corporation, such corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reporting to the IRS and to each Non-U.S. Holder will be required as to the amount of dividends paid to such Non-U.S. Holder and the amount, if any, of tax withheld with respect to such dividends, unless the Non-U.S. Holder is an exempt recipient or otherwise establishes an exemption from such requirements. This information may also be made available to the tax authorities in the Non-U.S. Holder’s country of residence. Dividends generally are not subject to “backup withholding” if the Non-U.S. Holder properly certifies as to its non-U.S. status (usually by completing an IRS Form W-8BEN, including any claim to reduced withholding under an applicable income tax treaty).

The payment of the proceeds of the sale, exchange or other disposition of our common stock to or through the U.S. office of a broker is subject to both backup withholding and information reporting unless the Non-U.S. Holder, or beneficial owner thereof, as applicable, certifies its non-U.S. status on IRS Form W-8BEN, or otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also generally apply to payments of the proceeds of a sale, exchange or other disposition of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States unless the Non-U.S. Holder establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a Non-U.S. Holder may be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Estate Tax

A non-resident alien individual should note that shares of our common stock held by (i) such individual or (ii) an entity created by such individual and included in such individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such individual and with respect to which the individual has retained certain interests or powers), will be, absent an applicable treaty, treated as U.S. situs property subject to U.S. federal estate tax. Accordingly, Non-U.S. Holders who are non-resident alien individuals may be subject to U.S. federal estate tax on all or a portion of the value of our common stock owned at the time of their death. Prospective individual Stockholders who are non-U.S. persons are encouraged to consult their tax advisors concerning the potential U.S. federal estate tax consequences with respect to our common stock.

Recently Enacted Legislation

Section 1471 of the Code generally imposes a 30% withholding tax on dividends paid with respect to our common stock and the gross proceeds from a disposition of shares of our common stock, in each case paid to (i) a foreign financial institution (as defined in Section 1471(d)(4) of the Code) unless the foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding its U.S. account holders (including certain account holders that are foreign entities that have U.S. owners) and satisfies certain other requirements, and (ii) certain other non-financial foreign entities unless the entity provides the payor with certain information regarding certain direct and indirect U.S. owners of the entity, or certifies that it has no such U.S. owners, and complies with certain other requirements (although, under regulations described below, the non-financial foreign entity may be exempt from such withholding even if it does not provide such certification or comply with such other requirements). An intergovernmental agreement between the United States and an applicable non-U.S. country may modify such requirements. Under current Treasury regulations (as modified by recent guidance released by the IRS on July 12, 2013), such withholding tax will only apply to dividends paid with respect to our common stock after June 30, 2014, and to proceeds from the sale, exchange or other taxable disposition of such stock occurring after December 31, 2016. Under certain circumstances, a Non-U.S. Holder of shares of our common stock might be eligible for refunds or credits of the tax. You are encouraged to consult with your own tax advisor regarding the possible implications of this recently enacted legislation on your investment in shares of our common stock.

UNDERWRITING

Aegis Capital Corp is acting as the sole book-running manager of the Offering and as representative of the underwriters, or the Representative. We have entered into an underwriting agreement, dated            , 2014, with the Representative. Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter has severally and not jointly agreed to purchase from us, at the public offering price per share less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Aegis Capital Corp
EarlyBirdCapital, Inc.
Total	2,272,727

The underwriters are committed to purchase all of the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase a maximum of 340,909 additional shares (15% of the shares of common stock sold in this Offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $      and the total net proceeds, before expenses, to us will be $     .

Discounts and Commissions

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (7%)	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	We have agreed to pay a non-accountable expense allowance to the Representative equal to 1% of the gross proceeds received in this Offering; provided, however, the expense allowance of 1% is not payable with respect to the shares of common stock sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. In addition, the underwriters may offer some of the shares of common stock to other securities dealers at such price less a concession of $      per share. If all of the

shares of common stock offered by us are not sold at the public offering price per share, the underwriters may change the offering price per share and other selling terms by means of a supplement to this prospectus.

We have paid an expense deposit of $50,000 to the Representative, which will be applied against accountable expenses (in compliance with FINRA Rule 5110(f)(2)(C)) that will be paid by us to the Representative in connection with this Offering. We have also agreed to pay the Representative’s expenses relating to the Offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual and $15,000 in the aggregate; (b) all filing fees incurred in clearing this Offering with FINRA; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative; (d) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and Lucite tombstones not to exceed $18,225; (e) the reasonable fees and expenses of the Representative's legal counsel not to exceed $25,000; (f) the $21,775 cost associated with the use of Ipreo’s book-building, prospectus tracking and compliance software for this Offering; and (g) up to $20,000 of the Representative’s actual accountable road show expenses for the Offering. The total amount of accountable expenses to be reimbursed will not exceed $100,000.

We estimate that the total expenses payable by us in connection with this Offering, other than the underwriting discounts and commissions referred to above, will be approximately $700,000.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we have agreed not to, without the prior written consent of the Representative, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock, (ii) file or cause to be filed any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, in each case for a period of 180 days from the date of effectiveness of the offering, which we refer to as the Lock-Up Period. The restrictions described above do not apply to (1) the shares of common stock to be sold to the underwriters pursuant to the underwriting agreement, (2) the issuance of shares of common stock upon the exercise of a stock option or warrant or the conversion of a security outstanding on the date of this prospectus, of which the Representative has been advised in writing, (3) the issuance of stock options or shares of our capital stock under any of our equity compensation plans, or (4) the filing by us of any registration statement on Form S-8 relating to shares of our common stock granted under any equity compensation plan; provided that, prior to the issuance of any such stock options or shares of capital stock that vest within the Lock-Up Period, each recipient thereof shall sign and deliver a lock-up agreement substantially similar to the lock-up agreements executed by our executive officers, directors and stockholders.

Each of KFSI, FMG and our executive officers and directors have agreed not to, without the prior written consent of the Representative, (i) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock, whether any such transaction described in clause (i) or (ii) is to be settled by delivery of common stock, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any shares of our common stock, in each case during the Lock-Up Period. The restrictions described above do not apply to (1) transactions relating to shares of common stock acquired in open market transactions after the completion of this offering, subject to certain limitations, (2) transfers of common stock as a bona fide gift, by will or intestacy, to a family member or trust or other estate planning vehicle for the direct or indirect benefit of the security holder or a family member, (3) transfers of common stock to a charity or educational institution or (4) any transfers of common stock to (A) any shareholder, partner or member of, or owner of similar equity interests in, the security holder, (B) the security holder’s affiliates or (C) any investment fund or other entity controlled or managed by the security holder, subject to certain limitations; provided that in the case of any transfer pursuant to the foregoing clauses (2), (3) or (4), any such transfer shall not involve a disposition for value, and each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of the lock-up agreement executed by our officers, directors and stockholders. Furthermore, the restrictions described above do not restrict or prohibit (a) the exercise, exchange or conversion of any securities exercisable or exchangeable for or convertible into shares of common stock, provided that the security holder does not transfer the shares of common stock acquired on such exercise, exchange or conversion during the Lock-Up Period or (b) the establishment or modification of a 10b5-1 trading plan under the Exchange Act by a security holder for the sale of shares of common stock, provided that such plan does not provide for the transfer of common stock during the Lock-Up Period.

Representative’s Warrants

We have agreed to issue to the Representative and/or its designees warrants to purchase up to a total of      shares of common stock (5% of the shares of common stock sold in this Offering, but excluding the over-allotment option). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the Offering, which period shall not extend further than five years from the effective date of the Offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants are exercisable at a per share price equal to $      per share, or 125% of the public offering price per share in the Offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of effectiveness. In addition, the warrants provide for registration rights upon request, in certain cases. The demand registration right provided will not be greater than five years from the effective date of the Offering in compliance with FINRA Rule 5110(f)(2)(H)(iv). The piggyback registration right provided will not be greater than seven years from the effective date of the Offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Right of First Refusal

Subject to certain limited exceptions, until 12 months after the date of effectiveness of this Offering, the Representative has a right of first refusal to act as to act as lead or managing underwriter, sole book-running manager, exclusive placement agent, exclusive financial advisor or in any other similar capacity, on the Representative’s customary terms and conditions, in the event the company or any successor to or any subsidiary of the company retains or otherwise uses (or seeks to retain or use) the services of an investment bank or similar financial advisor to pursue any future public or private equity or public debt offerings during such 12-month period.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

NASDAQ Capital Market Listing

We have applied to list our common stock on NASDAQ under the symbol “PIH”. No assurance can be given that such listing will be approved.

Electronic Offer, Sale and Distribution of Shares.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this Offering and one or more of the underwriters participating in this Offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Determination of the Initial Public Offering Price

Prior to this Offering, there has been no public market for our common stock. The initial public offering price was determined through negotiations between us and the Representative. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

•	the information included in this prospectus and otherwise available to the Representative;
•	the valuation multiples of publicly traded companies that the Representative believes to be comparable to us;
•	our financial information;
•	our prospects and the history and the prospectus of the industry in which we compete;
•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•	the present state of our development; and
•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the Offering, the shares of common stock will not trade in the public market at or above the initial public offering price.

Stabilization

In connection with this Offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

•	Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares of common stock while the Offering is in progress.
•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchase in the Offering.
•	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares or common stock or preventing or retarding a decline in the market price of our shares or common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making.  In connection with this Offering, underwriters and selling group members may engage in passive market making transactions in our common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships.  Certain of the underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and our affiliates for which they may in the future receive customary fees. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);
(c)	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The shares of common stock may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the Offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The Offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ-$$-Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder).

Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates.

This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus and certain legal matters in connection with this Offering will be passed upon for us by McDermott Will & Emery LLP. Certain legal matters in connection with this Offering will be passed upon for the underwriters by Greenberg Traurig, LLP.

EXPERTS

The financial statements as of December 31, 2013 and December 31, 2012 and for the fiscal year ended December 31, 2013 and the period from inception October 2, 2012 to December 31, 2012 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this Offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements (or consolidated financial statements with respect to historical periods) audited by an independent registered public accounting firm.

1347 Property Insurance Holdings, Inc.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-3 - F-4
Consolidated Statements of Operations and Comprehensive Loss For the Year Ended December 31, 2013 and the Period from October 2, 2012 through December 31, 2012	F-5
Consolidated Statements of Changes in Shareholder’s Equity For the Year Ended December 31, 2013 and the Period from October 2, 2012 through December 31, 2012	F-6
Consolidated Statements of Cash Flows For the Year Ended December 31, 2013 and the Period from October 2, 2012 through December 31, 2012	F-7
Notes to Consolidated Financial Statements	F-8 - F-21

Report of Independent Registered Public Accounting Firm

Board of Directors
1347 Property Insurance Holdings, Inc.
Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of 1347 Property Insurance Holdings, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity, and cash flows for the year ended December 31, 2013 and the period from inception October 2, 2012 to December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1347 Property Insurance Holdings, Inc. at December 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended December 31, 2013 and the period from inception October 2, 2012 to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
February 25, 2014
Grand Rapids, Michigan

1347 Property Insurance Holdings, Inc.

Consolidated Balance Sheets
(in thousands)

	December 31, 2013	December 31, 2012
Assets
Cash and invested assets
Cash	$15,007	$5,525
Short-term investments pledged, at cost	100	100
Fixed income securities, at fair value	301	—
Preferred stock, at fair value	—	1,875
Total cash and invested assets	15,408	7,500
Premiums receivable	3,805	2,091
Deferred policy acquisition costs	1,925	346
Ceded unearned premiums	1,126	63
Net deferred federal income taxes	571	159
Other assets	343	39
Total Assets	$23,178	$10,198

See accompanying notes to consolidated financial statements.

1347 Property Insurance Holdings, Inc.

Consolidated Balance Sheets
(in thousands)

	December 31, 2013	December 31, 2012
Liabilities and Shareholder’s Equity
Liabilities
Loss and loss adjustment expense reserves	$354	$9
Unearned premium reserves	11,004	2,131
Due to parent	2,668	407
Accrued expenses and other liabilities	753	49
Premiums collected in advance	213	—
Agent commissions payable	254	—
Ceded reinsurance premiums payable	50	75
Current federal income taxes payable	—	97
Total Liabilities	15,296	2,768
Shareholder’s Equity
Common stock, $0.00 par value; authorized 1,000 shares; issued and outstanding 1,000 shares	—	—
Additional paid-in capital	8,750	7,550
Retained deficit	(868)	(120)
Total Shareholder’s Equity	7,882	7,430
Total Liabilities and Shareholder’s Equity	$23,178	$10,198

See accompanying notes to consolidated financial statements.

1347 Property Insurance Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share data)

	Year and period ended December 31,
	2013	2012
Revenues
Premiums	$4,983	$346
Net investment income	47	13
Other income	61	—
Total revenues	5,091	359
Expenses
Net losses and loss adjustment expenses	2,928	9
Amortization of deferred policy acquisition costs	1,328	58
General and administrative expenses	1,979	474
Total expenses	6,235	541
Loss before income tax benefit	(1,144)	(182)
Income tax benefit	(396)	(62)
Net Loss	$(748)	$(120)
Comprehensive Loss and its Components Consist of the Following
Net loss	$(748)	$(120)
Comprehensive Loss	$(748)	$(120)
Loss per Share – Net Loss
Basic	$(748)	$(120)
Diluted	(748)	(120)
Weighted Average Shares Outstanding
Basic	1	1
Diluted	1	1

See accompanying notes to consolidated financial statements.

1347 Property Insurance Holdings, Inc.

Consolidated Statements of Changes in Shareholder’s Equity
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Deficit	Total
Balance, October 2, 2012 (inception)	—	$—	$—	$—	$—
Issuance of common stock	1	—	5,000	—	5,000
Net loss	—	—	—	(120)	(120)
Capital contributions	—	—	2,550	—	2,550
Balance, December 31, 2012	1	—	7,550	(120)	7,430
Net loss	—	—	—	(748)	(748)
Capital contributions	—	—	1,200	—	1,200
Balance, December 31, 2013	1	$—	$8,750	$(868)	$7,882

See accompanying notes to consolidated financial statements.

1347 Property Insurance Holdings, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Year and period ended December 31,
	2013	2012
Cash Flows From (for) Operating Activities
Net loss	$(748)	$(120)
Adjustments to reconcile net loss to net cash from (for) operating activities:
Premiums receivable	(1,714)	(2,091)
Additions to deferred policy acquisition costs	(2,907)	(404)
Amortization of deferred policy acquisition costs	1,328	58
Ceded unearned premiums	(1,063)	(63)
Net deferred federal income taxes	(412)	(159)
Loss and loss adjustment expense reserves	345	9
Unearned premium reserves	8,873	2,131
Due to parent	2,261	407
Accrued expenses and other liabilities	704	49
Premiums collected in advance	213	—
Agent commissions payable	254	—
Ceded reinsurance premiums payable	(25)	75
Current federal income taxes payable	(97)	97
Other assets	(304)	(39)
Net Cash From (for) Operating Activities	6,708	(50)
Cash Flows From (for) Investing Activities
Proceeds from sale of investments	1,875	—
Net sales (purchases) of short-term investments	—	(100)
Purchase of fixed income securities	(301)	—
Net Cash From (for) Investing Activities	1,574	(100)
Cash Flows From Financing Activity
Additional paid-in capital	1,200	5,675
Net Increase in Cash	9,482	5,525
Cash, beginning of period	5,525	—
Cash, end of period	$15,007	$5,525
Supplemental Disclosure of Cash Flow Information
Income taxes paid	$97	$—
Supplemental Disclosure of Non-Cash Information
Additional paid-in capital of investment in preferred stock	$—	$1,875

See accompanying notes to consolidated financial statements.

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

1. Description of the Company and Summary of Significant Accounting Policies

Description of the Company

1347 Property Insurance Holdings, Inc. (the Company) was incorporated on October 2, 2012 in the State of Delaware under the name Maison Insurance Holdings, Inc. to hold all of the capital stock of our two subsidiaries: Maison Insurance Company (MIC) and Maison Managers Inc. (MMI). Effective November 19, 2013, the Company changed its legal name from Maison Insurance Holdings, Inc. to 1347 Property Insurance Holdings, Inc. The Company is a wholly owned subsidiary of Kingsway America Inc. (Parent). The Parent is ultimately a wholly owned subsidiary of Kingsway Financial Services Inc. (KFSI), a publicly owned holding company based in Toronto, Ontario, Canada.

The accompanying consolidated financial statements include the Company and its two subsidiaries, collectively referred to as the Company. As a holding company for these subsidiaries, we are subject to regulation by the Louisiana Department of Insurance (LDI). The subsidiaries of the Company are MIC, a Louisiana-domiciled property and casualty insurance company incorporated on October 3, 2012, and MMI, incorporated in the State of Delaware on October 2, 2012.

MIC is a Louisiana insurance company that provides personal property and casualty insurance solely to individuals in Louisiana. As an insurance company, MIC is subject to examination and comprehensive regulation by the LDI. MIC provides dwelling policies for wind and hail only, and dwelling, homeowner and mobile home/manufactured home policies for multi-peril property risks located in the State of Louisiana.

MMI serves as the Company’s management services subsidiary as a general agency providing underwriting, policy administration, claims administration, marketing, accounting and financial and other management services to MIC. It is this subsidiary that contracts with independent agents for policy sales and services. MMI has entered into a contract with an independent third-party policy administration company for services. As a managing general agency, MMI is licensed by and subject to the regulatory oversight of the LDI.

The Company distributes insurance policies through a network of more than 130 independent agents. These agents typically represent several insurance companies in order to provide various insurance product lines to their clients. The Company refers to these policies as voluntary policies.

Louisiana Citizens Property Insurance Company (Citizens) is a state-created insurer and as the State of Louisiana has not historically been in the business of serving as an insurer, an insurance “take-out” program was implemented to reduce the number of properties insured by Citizens. Under this take-out program, state-approved insurance companies, such as MIC, have the opportunity to assume insurance policies written by Citizens. It has been MIC’s practice to date to participate in such take-out programs and plans to continue doing so from time to time in the future. While Citizens writes full peril protection policies in addition to wind and hail only policies, the policies that the Company has obtained through the Citizens take-out program covers losses arising only from wind and hail. These policyholders were not able to obtain such coverage from the marketplace prior to our take-out other than through Citizens. As of December 31, 2013, the Company has approximately 6,000 take-out policies in-force from Citizens, of which approximately 3,500 were from the latest take-out which occurred on December 1, 2013, and approximately 2,500 remaining in-force as of December 31, 2013 were from the December 1, 2012 take-out. Additionally, the Company has in-force policies that it obtained from its independent agent force of approximately 5,500. From all sources of distribution, the in-force policy count at December 31, 2013, and December 31, 2012 was approximately 11,500 and 2,900, respectively.

The Company insures personal property located in 62 of the total 64 parishes in the State of Louisiana. These 11,500 policies are concentrated in certain parishes within Louisiana as follows: Jefferson Parish 25.1%, Saint Tammany Parish 10.9%, Orleans Parish 9.6% and Terrebonne Parish 6.9%. No other parish has over 5.0% of the policies, and these remaining 58 parishes aggregate 47.5%.

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

1. Description of the Company and Summary of Significant Accounting Policies - (continued)

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). All significant intercompany transactions and accounts have been eliminated in consolidation.

Significant Accounting Policies

Cash and Invested Assets

Cash includes cash in various bank accounts.

Investments in fixed income securities (bonds) and non-redeemable preferred stock are classified as available-for-sale and reported at fair value. Unrealized gains and losses are included as a separate component of accumulated other comprehensive income in stockholder’s equity, net of income tax. Short-term investments, which consist of securities with original maturities between 90 days and one year, are reported at cost, which approximates fair value.

Gains and losses from the sale of investments are calculated on a first-in, first-out basis. If a decline in fair value of an investment is deemed to be other-than-temporary, the carrying value in the investment is reduced to fair value through an adjustment to earnings. Dividends and interest income are included in net investment income. Investment income is recorded as it accrues.

Premiums Receivable

Premiums receivable include premium balances due and uncollected and installment premiums not yet due from agents and insureds. Premiums receivable are shown without any allowance for bad debt as of December 31, 2013 and 2012, respectively, as the Company, through its review and analysis is not aware of any events or conditions that would necessitate such a bad debt allowance.

Deferred Policy Acquisition Costs

The Company defers commissions, premium taxes and other underwriting and agency expenses that are directly related to successful efforts to acquire new or existing insurance policies to the extent they are considered recoverable. Costs deferred on property and casualty insurance products are amortized over the period in which premiums are earned. Costs associated with unsuccessful efforts or costs that cannot be tied directly to a successful policy acquisition are expensed as incurred, as opposed to being deferred and amortized as the premium is earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future loss and loss adjustment expenses to be incurred as revenues are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs.

Reinsurance

Reinsurance premiums, loss and loss adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and claims ceded to other companies have been reported as a reduction of premiums revenue and incurred loss and loss adjustment expenses. Reinsurance recoverable is recorded for that portion of paid and unpaid losses and loss adjustment expenses that are ceded to other companies. Ceded unearned premiums represent the unexpired portion of premiums ceded to reinsurers.

Federal Income Taxes

Kingsway America II Inc., a subsidiary of KFSI, and its eligible U.S. subsidiaries, which include the Company, file a U.S. consolidated federal income tax return (KAI Tax Group). The method of allocating federal income taxes among the companies in the KAI Tax Group is subject to written agreement, approved by each company’s Board of Directors. The allocation is made primarily on a separate return basis, with current credit for any net operating losses or other items utilized in the consolidated federal income tax return.

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

1. Description of the Company and Summary of Significant Accounting Policies - (continued)

The Company follows the asset and liability method of accounting for income taxes, whereby deferred income tax assets and liabilities are recognized for (i) the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and (ii) loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not and a valuation allowance is established for any portion of a deferred income tax asset that management believes will not be realized. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year.

Other Assets

Other assets include fixed assets, reported at depreciated costs, prepaid assets, capitalized expenses and accrued interest income. Prepaid assets are expenses paid in advance and security deposits. Depreciation of property and equipment has been provided by the straight-line method over the estimated useful lives of such assets. The useful lives range from seven to ten years for furniture, fixtures and equipment, three years for electronic data equipment hardware and software, and five years for leasehold improvements.

The Company periodically reviews all fixed assets that have finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Upon sale or retirement, the cost and related accumulated depreciation of the assets disposed of are removed from the accounts, and any resulting gain or loss is reflected in operations.

Loss and Loss Adjustment Expense Reserves

Loss and loss adjustment expense reserves represent estimates for the ultimate cost of unpaid reported and unreported claims incurred and related expenses. The Company performs a continuing review of its loss and loss adjustment expense reserves, including its reserving techniques and its reinsurance. The loss and loss adjustment expense reserves are also reviewed regularly by qualified actuaries. Since the loss and loss adjustment expense reserves are based on estimates, the ultimate liability may be more or less than such reserves. The effects of changes in such estimated reserves are included in the results of income in the period in which the estimates are changed. Such changes in estimates could occur in a future period and may be material to the Company’s results of operations and financial position in such period.

Net Loss per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the year. Since there are no stock awards which can be exercised and converted into common shares during the periods, the diluted net loss per share is the same calculation as the basic.

Revenue Recognition

Premiums and Unearned Premium Reserves

Premiums are recognized as revenue pro rata over the policy period. Unearned premium reserves represent the unexpired portion of policy premiums.

Service charges on installment premiums are recognized as income upon receipt of related installment payments and are reflected in other income. Revenue from policy fees is deferred and recognized over the terms of the respective policy period, with revenue reflected in other income.

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

1. Description of the Company and Summary of Significant Accounting Policies - (continued)

Ceded premiums are charged to income over the applicable term of the various reinsurance contracts with third party reinsurers. Ceded reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers and are reported as ceded unearned premiums.

Premiums collected in advance occur when the policyholder premium is paid in advance of the effective commencement period of the annual insurance policy.

Fair Values of Financial Instruments

The Company’s estimates of fair values for financial assets and liabilities are based on the framework established in the fair value accounting guidance. The fair value of the Company’s investments in fixed income securities and preferred stocks is estimated using a fair value hierarchy to categorize the inputs it uses in valuation techniques. The fair value of the Company’s cash and short-term investments approximates the carrying values, as these amounts are liquid.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates. Estimates and their underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recorded in the accounting period in which they are determined. The critical accounting estimates and assumptions in the accompanying consolidated financial statements include the reserves for loss and loss adjustment expense, valuation of fixed income securities and preferred stocks, valuation of deferred income taxes, and deferred policy acquisition costs.

Recently Issued Accounting Standards

In February 2013, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU 2013-02), which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. The ASU requires an entity to report, either on the face of the income statement or in the notes to the financial statements, the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in the income statement if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other required disclosures that provide additional detail about those amounts. Effective January 1, 2013, the Company adopted ASU 2013-02. Except for the new disclosure requirements, the adoption of the standard did not have an impact on the consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (ASU 2013-11). ASU 2013-11 is effective for the first interim or annual period beginning on or after December 15, 2013 with early adoption permitted. ASU 2013-11 amends ASC Topic 740, Income Taxes, to provide guidance and reduce diversity in practice on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Except for the changes, if any, in the Company’s presentation, the initial application of the standard will not impact the Company.

2. Related Party Transactions

Related party transactions, including services provided to or received by the Company, are carried out in the normal course of operations and are measured in part by the amount of consideration paid or received as

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

2. Related Party Transactions - (continued)

established and agreed by the parties. The Company believes that consideration paid for such services in each case approximates fair value. During 2013 and 2012, the Company was party to various service agreements with the Parent.

The Company has a payable balance of $2,668 and $407 at December 31, 2013 and 2012, respectively, with the Parent. This intercompany payable represents a payment made by Parent, on our behalf to various third-party vendors. At December 31, 2013, $68 was related to accounting services provided by the Parent to the Company.

The Parent contributed cash of $1,200 and $2,550 during the year ended December 31, 2013, and the period from October 2, 2012 through December 31, 2012, respectively, as additional paid-in capital.

The Initial Public Offering

On December 6, 2013, our Parent announced that the Company plans to conduct an initial public offering of its common stock, (the Offering). The offering was expected to commence after the Securities Exchange Commission (SEC) review process completion which was initiated by the Company’s confidential filing of a draft registration statement with the SEC on December 6, 2013. In conjunction with this event, the Company intends to enter into the following agreements:

The Transition Services Agreement

The Transition Services Agreement (TSA), which will be effective upon the completion of the Offering, will provide for temporary access to necessary services and resources for which the Company is currently reliant on KFSI, including but not limited to resources and services related to accounting and reporting, accounts payable, cash management, taxes, compliance with the Sarbanes-Oxley Act of 2002, payroll processing and benefits administration, information technology systems and support, human resource function, and external audit. The TSA stipulates transition deadlines for all the services provided under it, by which time the Company is expected to establish its own independent functions for such services. The charges for the transition services generally will be intended to allow KFSI to fully recover the costs directly associated with providing the services, plus all out-of-pocket costs and expenses. The charges of each of the transition services generally will be based on either a pre-determined flat fee or an allocation of the cost incurred by KFSI (or an affiliate or subsidiary thereof) for providing the service, including certain fees and expenses of third-party service providers.

The TSA also provides that neither party will be liable to the other of such service for any special, indirect, incidental or consequential damages, except to the extent such damages result from fraud, gross negligence or intentional misconduct.

The Management Services Agreement

On February 11, 2014 the Company entered into the Management Services Agreement (MSA), which provides for certain permanent services, unless terminated, that we will receive from 1347 Advisors LLC (1347 Advisors), a wholly owned subsidiary of the Parent, including forecasting, analysis of capital structure and reinsurance programs, consultation in future restructuring or capital raising transactions, and consultation in corporate development initiatives. For the services performed, 1347 Advisors will be paid a monthly fee equal to 1% of our gross written premiums, as defined in the form of MSA. After the seventh year of the term of the MSA, should the ownership of our shares by KFSI or an affiliate or subsidiary thereof fall below fifty percent (50%) of KFSI’s (or an affiliate or subsidiary thereof) ownership of our shares at the close of this Offering, the monthly fee shall be calculated by (a) dividing the existing shares owned by KFSI (or an affiliate or subsidiary thereof) by the number of original shares owned by KFSI (or an affiliate or subsidiary thereof) at the close of this Offering, and (b) multiplying by 1% of our gross written premiums, as defined in the form of MSA. For illustrative purposes, if KFSI (or an affiliate or subsidiary thereof) owned ten shares at the close of

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

2. Related Party Transactions - (continued)

the Offering, and in the eighth year, sold six shares, resulting in ownership of four shares, the fee would be four divided by ten multiplied by one percent, or 0.4% annualized.

The MSA will only terminate by mutual consent of both parties, except in case of certain exceptions as stated in the form of the agreement. With respect to termination for any reason of the MSA (other than due to gross negligence or willful misconduct of 1347 Advisors), the Company will be required to pay 1347 Advisors an amount equal to twenty times the consulting fee paid to 1347 Advisors in the most recent calendar year immediately preceding. The liabilities of 1347 Advisors under the MSA will generally be limited to the aggregate fees paid to 1347 Advisors pursuant to the agreement for the six months prior to the time the liability arose.

Restricted Granted Common Stock Option

In conjunction with the above referenced initial offering, the Company is granting a stock option to its CEO and President to purchase a number of shares of its common stock (the “Option Shares”) up to approximately $264 in value at the Offering price. Concurrently with the exercise of the stock option, the Company will grant additional shares of its common stock (the “Matched Shares”) as a one-for-one match against the Option Shares. The Option Shares and Matched Shares will be restricted and the Matched Shares will vest 100% upon the fifth anniversary of the Offering.

3. Investments

The amortized cost, gross unrealized gains and losses and estimated fair value of investments in fixed income securities and preferred stocks as of December 31, 2013 and 2012 are summarized in the tables shown below:

December 31, 2013	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Fixed income securities:
Asset-backed securities	$100	$—	$—	$100
Corporate	201	—	—	201
Total Investments in Fixed income securities	$301	$—	$—	$301

December 31, 2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Preferred stock	$1,875	$—	$—	$1,875
Total Investments in Preferred stocks	$1,875	$—	$—	$1,875

The contractual maturity periods of the Company’s fixed income securities as December 31, 2013 were all due after one year through five years. These fixed income securities have been owned less than 12 months.

Fair values of fixed income securities are derived from active market prices and if no active market exists are derived from quoted market prices of similar instruments or other third-party evidence. Fair values of preferred stock for which no active market exists are derived from the quoted price of similar financial instruments or valuation models with observable market-based inputs are used to estimate the fair value.

A certificate of deposit with a fair value of $100 at December 31, 2013 and 2012 was on deposit with a Louisiana regulatory authority.

The establishment of an other-than-temporary impairment on an investment requires a number of judgments and estimates. The Company performs a quarterly analysis of the individual investments to

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

3. Investments - (continued)

determine if declines in fair value are other-than-temporary. The analysis includes some or all of the following procedures as deemed appropriate by the Company:

•	identifying all unrealized loss positions that have existed for at least six months;
•	identifying other circumstances which management believes may impact the recoverability of the unrealized loss positions;
•	obtaining a valuation analysis from third-party investment managers regarding the intrinsic value of these investments based on their knowledge and experience together with market-based valuation techniques;
•	reviewing the trading range of certain investments over the preceding calendar period;
•	assessing if declines in market value are other-than-temporary for debt instruments based on the investment grade credit ratings from third-party rating agencies;
•	assessing if declines in market value are other-than-temporary for any debt instrument with a non-investment grade credit rating based on the continuity of its debt service record;
•	determining the necessary provision for declines in market value that are considered other-than-temporary based on the analyses performed; and
•	assessing the Company’s ability and intent to hold these investments at least until the investment impairment is recovered.

The risks and uncertainties inherent in the assessment methodology used to determine declines in market value that are other-than-temporary include, but may not be limited to, the following:

•	the opinions of professional investment managers could be incorrect;
•	the past trading patterns of individual investments may not reflect future valuation trends;
•	the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a company’s financial situation; and
•	the debt service pattern of non-investment grade instruments may not reflect future debt service capabilities and may not reflect a company’s unknown underlying financial problems.

Given these risks and uncertainties, the Company will monitor the investment holdings to determine whether future declines are other-than-temporary. Accordingly, there is no assurance that future declines in fair value will not occur and other-than-temporary impairment charges to earnings may be required in the foreseeable future.

As a result of the above analysis performed by the Company to determine declines in market value that are other-than-temporary, there were no write-downs for other-than-temporary impairment through the disposal date related to fixed maturities for the year ended December 31, 2013, and the period from October 2, 2012 through December 31, 2012, respectively.

The Company does not have any exposure to subprime mortgage-backed investments.

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

3. Investments - (continued)

Net investment income for the year ended December 31, 2013, and the period from October 2, 2012 through December 31, 2012, is comprised of the following:

	2013	2012
Income
Dividends on preferred stock	$47	$13
Total investment income	47	13
Less investment expenses	—	—
Net Investment Income	$47	$13

4. Fair Value Measurements

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act. Fair value is best evidenced by quoted bid or ask price, as appropriate, in an active market. Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument subject to appropriate adjustments as required is used. Where quoted market prices are not available, the quoted price of similar financial instruments or valuation models with observable market-based inputs are used to estimate the fair value. These valuation models may use multiple observable market inputs, including observable interest rates, foreign exchange rates, index levels, credit spreads, equity prices, counterparty credit quality, corresponding market volatility levels and option volatilities. Minimal management judgment is required for fair values calculated using quoted market prices or observable market inputs for models. Greater subjectivity is required when making valuation adjustments for financial instruments in inactive markets or when using models where observable parameters do not exist.

Also, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

The Company classifies its investments in fixed income securities and preferred stocks as available-for-sale and reports these investments at fair value. Fair values of fixed income securities are derived from active market prices and if no active market exists are derived from quoted market prices of similar instruments or other third-party evidence.

The Company employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure the fair value. The extent of use of quoted market prices (Level 1), valuation models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012 was as follows:

	Assets and Liabilities at Fair Value
December 31, 2013	Level 1	Level 2	Level 3	Total
Fixed income securities	$—	$301	$—	$301

	Assets and Liabilities at Fair Value
December 31, 2012	Level 1	Level 2	Level 3	Total
Preferred stock	$—	$1,875	$—	$1,875

5. Reinsurance

The Company’s consolidated financial statements reflect the effects of ceded reinsurance transactions. Ceded reinsurance involves transferring certain insurance risks (along with the related written and earned premiums) the Company has underwritten to other insurance companies who agree to share these risks. The

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

5. Reinsurance - (continued)

primary purpose of ceded reinsurance is to protect the Company, at a cost, from losses in excess of the amount it is prepared to accept. Reinsurance is placed on an excess-of-loss basis. Ceded reinsurance arrangements do not discharge the Company as the primary insurer.

The Company utilizes general catastrophe reinsurance treaties with unaffiliated reinsurers to manage its exposure to losses resulting from catastrophes. The Company also utilizes an excess-of-loss treaty with an unaffiliated company to protect against non-catastrophe losses up to a certain threshold. Non-catastrophe losses are defined as events without a name associated with them.

The Company monitors the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Letters of credit are maintained for any unauthorized reinsurer to cover ceded unearned premium and ceded loss and loss adjustment expenses balances, if any.

Direct, ceded and net premiums written and earned, loss and loss adjustment expenses, and commissions as of and for the year ended December 31, 2013 and the period from October 2, 2012 through December 31, 2012 are summarized as follows:

	2013	2012
Direct premiums written	$16,024	$2,490
Ceded premiums written	3,232	75
Net premiums written	12,792	2,415
Direct premiums earned	7,151	358
Ceded premiums earned	2,168	12
Net premiums earned	4,983	346
Ceded loss and loss adjustment expense incurred	1,000	—
Ceded loss and loss adjustment expense reserves	—	—
Ceded unearned premiums	1,126	63
Ceding commissions	—	—

The maximum amount of return commission, which would have been due to reinsurers if they or the Company had canceled all of the Company’s reinsurance, with the return of the unearned premium, is $0 at both December 31, 2013 and 2012.

6. Deferred Policy Acquisition Costs

Policy acquisition costs consist primarily of commissions, premium taxes, and underwriting and agency expenses incurred related to successful efforts to acquire new or renewal insurance contracts. Acquisition costs deferred on property and casualty insurance products are amortized over the period in which premiums are earned. Costs associated with unsuccessful efforts or costs that cannot be tied directly to a successful policy acquisition are expensed as incurred, as opposed to being deferred and amortized as the premium is earned.

The components of deferred policy acquisition costs and the related amortization expense for the year ended December 31, 2013, and the period from October 2, 2012 through December 31, 2012, respectively, are comprised as follows:

	2013	2012
Balance at Beginning of Period, net	$346	$—
Additions	2,907	404
Amortization	(1,328)	(58)
Balance at End of Period, net	$1,925	$346

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

7. Loss and Loss Adjustment Expenses

The establishment of the provision for loss and loss adjustment expense reserves is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include the Company’s experience with similar cases and historical trends involving loss payment patterns, pending levels of loss and loss adjustment expenses, product mix or concentration, loss severity and loss frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment; actuarial studies; professional experience and expertise of the Company’s claims departments’ personnel and independent adjusters retained to handle individual claims; the quality of the data used for projection purposes; existing claims management practices including claims-handling and settlement practices; the effect of inflationary trends on future loss settlement costs; court decisions; economic conditions; and public attitudes.

Consequently, the process of determining the provision necessarily involves risks that the actual results will deviate, perhaps materially, from the best estimates made.

The Company’s evaluation of the adequacy of loss and loss adjustment expense reserves includes a re-estimation of the liability for unpaid loss and loss adjustment expenses relating to each preceding financial year compared to the liability that was previously established.

Following is the activity for loss and loss adjustment expenses for the year ended December 31, 2013, and the period from October 2, 2012 through December 31, 2012:

	2013	2012
Balance, January 1	$9	$—
Less reinsurance recoverable on loss and loss adjustment expense reserves	—	—
Net balance at January 1	9	—
Incurred related to
Current year	2,937	9
Prior years	(9)	—
Total incurred	2,928	9
Paid related to
Current year	2,583	—
Prior years	—	—
Total paid	2,583	—
Net balance at December 31	354	9
Plus reinsurance recoverable on loss and loss adjustment expense reserves	—	—
Balance, December 31	$354	$9

The results for the year ended December 31, 2013, and for the period from October 2, 2012 through December 31, 2012, were not adversely affected by the evaluation of property and casualty unpaid loss and loss adjustment expenses related to prior years. Original estimates are increased or decreased as additional information becomes known regarding individual claims.

8. Income Taxes

Income tax benefit varies from the amount that would result by applying the applicable federal income tax rate of 34% to loss before income tax benefit. The following tables summarize the differences for the year ended December 31, 2013 and for the period from October 2, 2012 through December 31, 2012 as follows:

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

8. Income Taxes - (continued)

	2013	2012
Expected tax benefit	$(389)	$(62)
Dividends received deduction	(9)	—
Non-deductible expenses	2	—
Total	$(396)	$(62)

Income tax benefit consists of the following:

	2013	2012
Current tax expense	$16	$97
Deferred tax benefit	(412)	(159)
Total	$(396)	$(62)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities are presented as follows:

December 31	2013	2012
Deferred federal income tax assets:
Unearned premium reserves	$672	$141
Net operating loss carryforwards	400	132
Other	154	8
Total gross deferred federal income tax assets before valuation allowance	1,226	281
Valuation allowance	—	—
Total gross deferred federal income tax assets	1,226	281
Deferred federal income tax liabilities:
Deferred policy acquisition costs	(655)	(118)
Other	—	(4)
Total gross deferred federal income tax liabilities	(655)	(122)
Net Deferred Federal Income Tax Assets	$571	$159

The Company carries a $571 net deferred federal income tax asset at December 31, 2013, all of which the Company believes is more likely than not to be fully realized based upon management’s assessment of future federal taxable income.

Amounts, origination dates and expiration dates of the federal net operating loss carryforward are as follows:

Year of net operating loss	Expiration Date	Net Operating Loss
2012	2032	$139
2013	2033	1,036

As of December 31, 2013, the Company had no unrecognized tax benefits. The Company analyzed its tax positions in accordance with the provisions of ASC Topic 740, Income Taxes, and has determined that there are currently no uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax benefit. The KAI tax group’s consolidated federal income tax return is not currently under examination by the Internal Revenue Service for any open tax years.

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

8. Income Taxes - (continued)

9. Statutory Information

MIC prepares statutory basis financial statements in accordance with accounting practices prescribed or permitted by the LDI. “Prescribed” statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (NAIC). “Permitted” statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. MIC has no differences between accounting practices set forth in the NAIC Practices and Procedures Manual and prescribed practices in the state of Louisiana.

A risk-based capital (RBC) formula is used by the NAIC to identify property and casualty insurance companies that may not be adequately capitalized. Most states, including the domiciliary states of the Company’s insurance subsidiary, have adopted the NAIC RBC requirements. In general, property and casualty insurance company surplus as regards policyholders below 200% of the authorized control level, as defined by the NAIC, at December 31 is subject to varying levels of regulatory action, including discontinuation of operations. As of December 31, 2013, surplus as regards policyholders reported by MIC exceeded the 200% threshold. As of December 31, 2013, the surplus as regards policyholders was reported at $7,722, while the 200% of authorized control level risk based capital was at $2,818, excluding catastrophe risk, hence MIC exceeded the 200% threshold by $4,904.

Statutory capital and surplus and statutory net loss for MIC as of and for year ended December 31, 2013, and the period from October 2, 2012 through December 31, 2012 is as follows:

	2013	2012
Net loss, statutory basis	$(2,496)	$(172)
Capital and surplus, statutory basis	7,722	7,514

When MIC was issued its certificate of authority from the LDI, the consent order requires minimum capital and surplus of $5,000. Additionally, MIC is required to maintain a $100 certificate of deposit as a special restrictive deposit with the LDI.

Dividends paid by insurance companies are restricted by regulatory requirements of the insurance departments in the subsidiaries’ state of domicile. The maximum amount of dividends that can be paid to shareholders by insurance companies without prior approval of the domiciliary state insurance commissioner is generally limited to the lesser of (i) 10% of a company’s statutory capital and surplus at the end of the previous year or (ii) 100% of a company’s net income, excluding realized gains, for the previous year, plus a carry-forward of the previous second and third year net income, excluding realized gains, less dividends paid in the second and immediate preceding year.

As MIC has negative unassigned funds, it cannot pay any dividends to the Company in 2014 without prior notice to LDI.

10. Commitments and Contingencies

The Company has a non-cancelable, five-year operating lease for office space that commenced January 2013 and expires January 2018. Office space lease expense for the year ended in 2013 was $62 and zero for 2012. Future minimum lease payments are $65 in 2014, $65 in 2015, $65 in 2016, $65 in 2017 and $3 in 2018.

The Company’s insurance subsidiary is liable for guaranty fund assessments related to Louisiana domiciled unaffiliated insurance companies that have become insolvent. Additionally, the Company’s insurance subsidiary is liable for regular assessments related to Louisiana Citizens Property Insurance Corporation. MIC includes a provision for all known assessments, as well as an estimate of amounts that it believes will be

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

10. Commitments and Contingencies - (continued)

assessed in the future. At December 31, 2013 and 2012, MIC carried no liabilities for these assessments. No single assessment or aggregate of multiple assessments is expected to have a material impact on earnings or surplus of the Company.

In connection with its operations in the ordinary course of business, the Company may be named as defendants in various actions for damages and costs allegedly sustained by the plaintiffs. The Company is not aware of any such actions at this time.

11. Defined Contribution Plan

The Company participates in the Parent’s defined contribution 401(k) plan (the Plan) for all of its qualified employees. Qualifying employees can choose to voluntarily contribute up to 60% of their annual earnings subject to an overall limitation of $17.5 and $17 in 2013 and 2012, respectively. The Company matches an amount equal to 50% of each participant’s contribution, limited to contributions up to 5% of a participant’s earnings. The contributions to the Plan vest based on years of service with 20% earned each year and 100% vesting after five years of service. The Company incurred matching contribution expenses of $7 and $0 for the year ended December 31, 2013, and the period from October 2, 2012 through December 31, 2012, respectively.

12. General and Administrative Expenses

The components of the Company’s general and administrative expenses for the year ended December 31, 2013 and for the period from October 2, 2012 through December 31, 2012 are as follows:

For the year and period ended	2013	2012
Salaries and benefits	$779	$139
Professional outside service expenses	764	291
Policy underwriting inspection fees	93	—
Postage	75	—
Management fees to parent	68	—
Other	200	44
Total General and Administrative Expenses	$1,979	$474

13. Subsequent Events

Preferred Stock

When the Company changed its name on November 19, 2013, it amended its articles of incorporation to authorize one million shares of preferred stock, each with a par value of $25.00. On January 23, 2014, Fund Management Group LLC, an entity of which our Chairman of the Board, Gordon G Pratt, is Managing Member and controlling equity holder, invested $2 million in the Company in exchange for 80 Series A Convertible Preferred Shares (Preferred Shares) of the Company pursuant to the terms and conditions of the Series A Convertible Preferred Shares Purchase Agreement between Fund Management Group LLC and the Company. The Preferred Shares are non-voting and rank senior to all classes of capital stock of the Company. The Preferred Shares do not pay any dividends. When converted, the Preferred Shares will convert into (i) common shares of the Company, which is equal to $2 million of our common stock at 80% of the offering price per share of our common stock issued in the Company’s Initial Public Offering (the Offering), subject to certain adjustments, and (ii) one warrant per each common share issued as a result of the conversion. The conversion into shares of our common stock and warrants will be deemed to have occurred immediately prior to closing of the Offering. Each warrant will entitle the holder to purchase one share of our common stock at a price equal to 120% of the offering price per share of our common stock issued in this Offering, subject to certain adjustments under a warrant agreement (the “Warrant Agreement”) to be entered into upon issuance of

1347 Property Insurance Holdings, Inc.

Notes to Consolidated Financial Statements
(in thousands)

13. Subsequent Events - (continued)

such warrants between Fund Management Group LLC and the Company. The warrants will have an expiry date of five years from the date of issuance and will be immediately exercisable after issuance in accordance with the exercise procedure under the Warrant Agreement. The warrants will be redeemable by us at a price of $0.01 per warrant during any period in which the closing price of our common shares is at or above 175% of the price of shares of our common stock issued in this Offering for 20 consecutive trading days. The warrant holder will be entitled to a 30-day notice prior to the date of such redemption. If the Offering is not completed within one year from the date of issuance, we will redeem the Preferred Shares at a value equal to original investment plus a 12% premium. The common stock issuable to Fund Management Group LLC upon conversion of the Preferred Shares will have piggyback registration rights for future registrations of the Company’s common stock under the Securities Act (other than certain excluded registrations) and, upon the two-year anniversary of the Offering, Fund Management Group LLC will also have a one-time demand registration right for such common stock, subject to certain restrictions. The proceeds from this transaction were used to settle intercompany payables to the Parent.

Other

The Company has evaluated subsequent events through February 25, 2014, the date these consolidated financial statements were available to be issued.

14. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250. At December 31, 2013, the Company had balances in excess of insured limits totaling $14,757. The Company has not experienced any losses in such accounts.

15. Selected Quarterly Financial Data (Unaudited and Unreviewed)

2013 (in thousands, except per-share amounts)	Total	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	$5,091	$2,562	$1,060	$533	$936
Total Expenses	6,235	1,531	979	1,319	2,406
Income (loss) before income taxes	(1,144)	1,031	81	(786)	(1,470)
Income tax expense (benefit)	(396)	342	29	(263)	(504)
Net Income (Loss)	$(748)	$689	$52	$(523)	$(966)
Income (loss) per share
Basic	$(747.74)	$688.88	$53.02	$(523.42)	$(966.22)
Diluted	(747.74)	688.88	53.02	(523.42)	(966.22)
Cash flows from operating activities	6,708	2,147	2,947	83	1,531
Cash flows from (for) investing activities	1,574	(301)	1,875	—	—
Cash flows from financing activities	1,200	—	—	1,200	—
Net Increase in Cash	$9,482	$1,846	$4,822	$1,283	$1,531

2,272,727 Shares
Common Stock

PROSPECTUS

Sole Book-Running Manager
Aegis Capital Corp
Co-Manager
EarlyBirdCapital, Inc.

           , 2014

Until            , 2014, all dealers that buy, sell or trade our common stock may be required to deliver a prospectus, regardless of whether they are participating in this Offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance

The following table sets forth the costs and expenses payable by us in connection with the sale of the securities being registered. All such costs and expenses shall be borne by us. All amounts are estimates except the fees payable to the SEC.

SEC Registration Fee	$4,685.10
FINRA filing fee	5,675.00
NASDAQ filing fee	50,000.00
Printing Expenses	20,000.00
Accounting Fees and Expenses	115,000.00
Legal Fees and Expenses	410,000.00
Miscellaneous	94,639.90
Total	700,000.00

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

As permitted by the Delaware General Corporation Law, the registrant’s Third Amended and Restated Certificate of Incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except for liability:

•	For any breach of the director’s duty of loyalty to the registrant or its stockholders;
•	For acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	Under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or
•	For any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the registrant’s Third Amended and Restated Certificate of Incorporation and amended and restated by-laws provide that:

•	The registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;
•	The registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;
•	The registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and
•	The rights conferred in the Third Amended and Restated Certificate of Incorporation and the amended and restated bylaws are not exclusive.

The registrant has entered into indemnification agreements with each of its current directors and certain executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s Third Amended and Restated Certificate of Incorporation and amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the registrant regarding which indemnification is sought. Reference is also made to section seven of the

Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the registrant against certain liabilities. The indemnification provisions in the registrant’s Third Amended and Restated Certificate of Incorporation and amended and restated bylaws and the indemnification agreements entered into or to be entered into between the registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the registrant’s directors and executive officers for liabilities arising under the Securities Act.

The registrant has directors’ and officers’ liability insurance for securities matters.

Item 15. Recent Sales of Unregistered Securities

On October 2, 2012, we issued 1,000 shares of common stock, no par value, to Kingsway America Inc., our sole common stockholder, in connection with our incorporation. These shares of common stock were issued in reliance on the exemption provided by Section 4(a)(2) of the Securities Act on the basis that the sale did not involve a public offering. In connection with this Offering, these shares will be split such that Kingsway America Inc. will hold 1,000,000 shares of our common stock, par value $0.001 per share.

On January 23, 2014, we issued 80,000 Series A Convertible Preferred Shares, par value $25.00 per share (the “Preferred Shares”), to Fund Management Group LLC. These Preferred Shares were issued in reliance on the exemption provided by Section 4(a)(2) of the Securities Act on the basis that the sale did not involve a public offering. In connection with this Offering, these Preferred Shares will be converted into shares of common stock and warrants exercisable for common stock.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibit index attached hereto is incorporated herein by reference.

Item 17. Undertakings

(f)	The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(i)	The undersigned registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baton Rouge, State of Louisiana, on the 7th day of March, 2014.

1347 PROPERTY INSURANCE HOLDINGS, INC.

By:	/s/ Douglas N. Raucy Name: Douglas N. Raucy Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 7th day of March, 2014.

Signature	Title
/s/ Douglas N. Raucy Douglas N. Raucy	President, Chief Executive Officer and Director (principal executive officer)
/s/ John S. Hill John S. Hill	Chief Financial Officer (principal financial and accounting officer)
* Hassan R. Baqar	Director
* Gordon G. Pratt	Director
* Leo Christopher Saenger III	Director
* Larry G. Swets, Jr.	Director
*By /s/ Hassan R. Baqar Hassan R. Baqar	Attorney-in-Fact

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement
3.1*	Second Amended and Restated Certificate of Incorporation (including Certificate of Designations)
3.2*	Form of Third Amended and Restated Certificate of Incorporation
3.3*	Form of Amended and Restated Bylaws
4.1*	Form of common stock certificate
4.2*	Form of Representative's Warrant
5.1*	Opinion of McDermott Will & Emery LLP regarding validity of the shares of common stock registered
10.1*	Form of Management Services Agreement by and between 1347 Advisors LLC, a Delaware limited liability company and 1347 Property Insurance Holdings, Inc.
10.2*	Form of Transition Services Agreement by and between Kingsway Financial Services Inc. and 1347 Property Insurance Holdings, Inc.
10.3*	1347 Property Insurance Holdings, Inc. Equity Incentive Plan
10.4*	Form of Lock-up Agreement
10.5*	Severance Agreement with Douglas N. Raucy, dated September 25, 2012
10.6*	Form of Indemnification Agreement
10.7*	Form of Trademark License Agreement between 1347 Advisors LLC and 1347 Property Insurance Holdings, Inc.
10.8*	Form of Option Agreement between Douglas N. Raucy and 1347 Property Insurance Holdings, Inc.
10.9*	Series A Convertible Preferred Stock Purchase Agreement between Fund Management Group LLC and 1347 Property Insurance Holdings, Inc.
10.10*	Offer letter to Douglas N. Raucy, dated September 25, 2012
10.11*	Form of Registration Rights Agreement by and between Kingsway America Inc. and 1347 Property Insurance Holdings, Inc.
21.1*	Subsidiaries of 1347 Property Insurance Holdings, Inc.
23.1	Consent of BDO USA LLP
23.2*	Consent of McDermott Will & Emery LLP (included as part of Exhibit 5.1)
24.1*	Power of Attorney (included on signature page)

*	Filed previously